Interim Financial Information, Individual and Consolidated | June 30, 2025

2

Interim Financial Information, Individual and Consolidated | June 30, 2025

3

Interim Financial Information, Individual and Consolidated | June 30, 2025

Statements of Financial Position

		Parent Company		Consolidated				Parent company		Consolidated
ASSETS	Note	06.30.25	12.31.24	06.30.25	12.31.24	LIABILITIES	Note	06.30.25	12.31.24	06.30.25	12.31.24
CURRENT ASSETS						CURRENT LIABILITIES
Cash and cash equivalents	4	7,696,979	3,989,024	14,146,203	11,165,364	Loans and borrowings	15	895,678	952,565	2,042,518	1,230,273
Marketable securities	5	947,762	894,060	947,783	894,080	Trade accounts payable	16	13,295,810	12,227,480	14,646,818	13,558,284
Trade receivables	6	5,196,089	7,834,133	3,903,457	6,075,013	Lease	17.2	825,512	847,407	938,655	1,014,813
Notes receivable	6	22,596	32,302	22,596	32,302	Payroll, related charges and employee profit sharing		1,230,147	1,348,225	1,355,915	1,557,051
Inventories	7	4,632,716	4,289,502	6,976,993	6,728,002	Taxes payable		240,475	292,069	831,296	1,141,951
Biological assets	8	2,888,300	2,659,317	3,050,114	2,844,633	Derivative financial instruments	23	120,585	382,976	120,585	382,976
Recoverable taxes	9	1,859,625	1,393,036	2,569,198	2,214,186	Provision for tax, civil and labor risks	20	720,763	687,712	731,079	692,650
Derivative financial instruments	23	390,863	63,033	390,863	63,033	Employee benefits	19.2	63,959	63,959	90,300	95,276
Prepaid expenses		294,068	126,189	349,788	176,290	Customer advances		134,877	222,055	368,969	475,650
Advances		66,315	57,397	215,005	114,469	Advances from related parties	28	5,369,929	6,859,502	-	-
Restricted cash		-	1,674	15,051	276,025	Other current liabilities		158,539	229,723	538,429	671,653
Assets held for sale		1,584	3,445	1,584	3,445
Other current assets		292,877	264,907	275,349	243,643
Total current assets		24,289,774	21,608,019	32,863,984	30,830,485	Total current liabilities		23,056,274	24,113,673	21,664,564	20,820,577

NON-CURRENT ASSETS						NON-CURRENT LIABILITIES
LONG-TERM RECEIVALBLES						Loans and borrowings	15	17,176,521	16,827,677	18,703,002	19,510,275
Marketable securities	5	18,600	18,450	275,495	323,811	Trade accounts payable	16	549	11,766	990	11,766
Trade receivables	6	21,726	21,726	21,848	22,620	Lease	17.3	2,975,969	2,746,294	3,178,264	2,978,116
Notes receivable	6	8,429	8,035	8,429	8,035	Taxes payable		69,552	76,121	71,096	77,854
Recoverable taxes	9	4,291,539	4,529,397	4,312,329	4,545,446	Provision for tax, civil and labor risks	20	1,485,503	1,493,517	1,543,765	1,539,464
Deferred income taxes	10	1,599,556	2,238,313	1,734,724	2,331,012	Deferred income taxes	10	-	-	22,634	1,933
Judicial deposits	11	366,277	408,039	375,527	422,333	Liabilities with related parties	28	2,308	2,535	-	-
Biological assets	8	1,755,026	1,685,731	1,860,068	1,787,237	Employee benefits	19.2	263,031	248,200	454,193	467,127
Derivative financial instruments	23	422,375	251,570	422,375	251,570	Derivative financial instruments	23	131,890	236,206	131,890	236,206
Restricted cash		34,727	32,501	64,828	60,790	Other non-current liabilities		321,503	354,469	420,509	532,554
Other non-current assets		140,821	213,717	153,331	221,014
Total long-term receivables		8,659,076	9,407,479	9,228,954	9,973,868	Total non-current liabilities		22,426,826	21,996,785	24,526,343	25,355,295

						EQUITY	21
						Capital		13,349,156	13,349,156	13,349,156	13,349,156
						Capital reserves		2,763,364	2,763,364	2,763,364	2,763,364
						Profit reserves		2,079,253	2,079,253	2,079,253	2,079,253
						Other equity transactions		(163,847)	(141,608)	(163,847)	(141,608)
Investments	12	12,943,845	13,925,719	595,761	129,283	Accumulated earnings		1,865,056	-	1,865,056	-
Property, plant and equipment	13	13,199,385	13,062,018	15,174,253	15,068,229	Treasury shares		(1,723,905)	(1,345,657)	(1,723,905)	(1,345,657)
Intangible assets	14	3,237,433	3,192,874	6,429,610	6,673,211	Other comprehensive loss		(1,322,664)	(1,618,857)	(1,322,664)	(1,618,857)
						Attributable to controlling shareholders		16,846,413	15,085,651	16,846,413	15,085,651
						Non-controlling interests		-	-	1,255,242	1,413,553
Total non-current assets		38,039,739	39,588,090	31,428,578	31,844,591	Total equity		16,846,413	15,085,651	18,101,655	16,499,204
TOTAL ASSETS		62,329,513	61,196,109	64,292,562	62,675,076	TOTAL LIABILITIES AND EQUITY		62,329,513	61,196,109	64,292,562	62,675,076

The accompanying notes are an integral part of the interim financial information.
(In thousands of Brazilian Reais)

4

Interim Financial Information, Individual and Consolidated | June 30, 2025

Statements of Income (Loss)

		Parent Company				Consolidated
		2025		2024		2025		2024
	Note	Apr - jun	Jan - jun	Apr - jun	Jan - jun	Apr - jun	Jan - jun	Apr - jun	Jan - jun
NET SALES	25	13,561,117	26,800,824	11,843,992	22,711,655	15,364,631	30,876,652	14,929,592	28,307,101
Cost of sales	26	(9,924,566)	(19,481,764)	(9,256,519)	(17,902,501)	(11,271,059)	(22,730,475)	(10,999,625)	(21,152,847)
GROSS PROFIT		3,636,551	7,319,060	2,587,473	4,809,154	4,093,572	8,146,177	3,929,967	7,154,254
OPERATING INCOME (EXPENSES)
Selling expenses	26	(1,826,302)	(3,471,106)	(1,652,318)	(3,176,085)	(2,118,790)	(4,062,761)	(1,938,182)	(3,710,000)
General and administrative expenses	26	(179,285)	(290,348)	(175,480)	(304,738)	(277,859)	(495,044)	(251,215)	(452,708)
Impairment loss on trade receivables	6; 26	3,237	2,236	(18,873)	(34,793)	1,422	(3,329)	(20,897)	(48,115)
Other operating income (expenses), net	26	(121,278)	(132,630)	(12,569)	17,561	(117,751)	(121,721)	(12,772)	18,172
Income from associates and joint ventures	12	(148,388)	(691,356)	2,355,136	3,253,777	(511)	1,293	(3,612)	(6,019)
INCOME BEFORE FINANCIAL RESULTS AND INCOME TAXES		1,364,535	2,735,856	3,083,369	4,564,876	1,580,083	3,464,615	1,703,289	2,955,584
Financial income		243,651	426,853	171,492	368,238	373,240	739,088	273,915	548,594
Financial expenses		(999,824)	(1,926,450)	(911,444)	(1,842,926)	(1,004,506)	(1,925,711)	(886,749)	(1,793,862)
Foreign exchange and monetary variations		334,537	1,033,487	(1,266,840)	(1,519,444)	(64,770)	33,302	222,756	317,563
FINANCIAL INCOME (EXPENSES), NET	27	(421,636)	(466,110)	(2,006,792)	(2,994,132)	(696,036)	(1,153,321)	(390,078)	(927,705)
INCOME (LOSS) BEFORE TAXES		942,899	2,269,746	1,076,577	1,570,744	884,047	2,311,294	1,313,211	2,027,879
Income taxes	10	(202,278)	(404,690)	(88,825)	(77,999)	(149,126)	(391,303)	(219,319)	(340,243)
INCOME (LOSS) FOR THE PERIOD		740,621	1,865,056	987,752	1,492,745	734,921	1,919,991	1,093,892	1,687,636

Income (Loss) Attributable to
Controlling shareholders		740,621	1,865,056	987,752	1,492,745	740,621	1,865,056	987,752	1,492,745
Non-controlling interest		-	-	-	-	(5,700)	54,935	106,140	194,891
		740,621	1,865,056	987,752	1,492,745	734,921	1,919,991	1,093,892	1,687,636

INCOME (LOSS) PER SHARE
Weighted average shares outstanding - basic						1,610,923,390	1,610,923,390	1,665,884,834	1,665,884,834
Loss per share - basic	22					0.45975	1.15776	0.59293	0.89607
Weighted average shares outstanding - diluted						1,613,528,816	1,613,528,816	1,667,487,853	1,667,487,853
Income (Loss) per share - diluted	22					0.45901	1.15589	0.59236	0.89521

The accompanying notes are an integral part of the interim financial information.
(In thousands of Brazilian Reais)

5

Interim Financial Information, Individual and Consolidated | June 30, 2025

Statements of Comprehensive Income (Loss)

		Parent Company				Consolidated
		2025		2024		2025		2024
	Note	Apr - jun	Jan - jun	Apr - jun	Jan - jun	Apr - jun	Jan - jun	Apr - jun	Jan - jun
Income for the period		740,621	1,865,056	987,752	1,492,745	734,921	1,919,991	1,093,892	1,687,636
Other comprehensive income (loss), net of taxes
Gain (loss) on foreign currency translation of foreign operations		(111,829)	(332,230)	34,394	101,969	(178,098)	(538,905)	167,307	252,463
Gain (loss) on net investment hedge (1)		39,436	142,507	(141,238)	(180,118)	39,436	142,507	(141,238)	(180,118)
Cash flow hedges – effective portion of changes in fair value (1)		107,584	437,029	(192,368)	(237,253)	107,584	437,029	(192,371)	(236,915)
Cash flow hedges – reclassified to profit or loss	23	-	36,702	40,819	(6,618)	-	36,702	40,819	(6,618)
Debt investments measured at FVTOCI (1) - changes in fair value	5	12,452	13,094	-	-	12,452	13,094	-	-
Items that are or may be reclassified subsequently to profit or loss		47,643	297,102	(258,393)	(322,020)	(18,626)	90,427	(125,483)	(171,188)
Actuarial gains (losses) on pension and post-employment plans (1)	19.2	(2,161)	(909)	(2,996)	(10,166)	(6,769)	(7,480)	(8,938)	(24,561)
Items that will not be reclassified to profit or loss		(2,161)	(909)	(2,996)	(10,166)	(6,769)	(7,480)	(8,938)	(24,561)
Comprehensive income (loss) for the period		786,103	2,161,249	726,363	1,160,559	709,526	2,002,938	959,471	1,491,887
Attributable to
Controlling shareholders		786,103	2,161,249	726,363	1,160,559	786,103	2,161,249	726,363	1,160,559
Non-controlling interest		-	-	-	-	(76,577)	(158,311)	233,108	331,328
		786,103	2,161,249	726,363	1,160,559	709,526	2,002,938	959,471	1,491,887
(1)	Items above are stated net of deferred taxes on income and the related taxes are disclosed in note 10.

The accompanying notes are an integral part of the interim financial information.
(In thousands of Brazilian Reais)

6

Interim Financial Information, Individual and Consolidated | June 30, 2025

Statements of Changes in Equity

	Attributed to controlling shareholders
					Income reserves				Other comprehensive income (loss)
	Capital	Capital reserves	Other equity transactions	Treasury shares	Legal reserve	Reserve for capital increases	Reserve for expansion	Reserve for tax incentives	Accumulated foreign currency translation adjustments	Gains (losses) on marketable securities at FVTOCI (2)	Gains (losses) on cash flow hedge	Actuarial gains (losses)	Accumulated aearnings (losses)	Total equity	Non-controlling interest	Total shareholders' equity (consolidated)
BALANCES AT DECEMBER 31, 2023	13,349,156	2,763,364	(70,106)	(96,145)	-	-	-	-	(1,048,895)	-	65,569	(39,515)	-	14,923,428	720,228	15,643,656
Comprehensive income (loss) (1)
Gain on foreign currency translation of foreign operations	-	-	-	-	-	-	-	-	122,951	-	-	-	-	122,951	225,552	348,503
Loss on net investment hedge	-	-	-	-	-	-	-	-	(339,101)	-	-	-	-	(339,101)	-	(339,101)
Unrealized gains (losses) in cash flow hedge	-	-	-	-	-	-	-	-	-	-	(312,532)	-	-	(312,532)	338	(312,194)
Actuarial losses on pension and post-employment plans	-	-	-	-	-	-	-	-	-	-	-	(8,827)	-	(8,827)	(10,936)	(19,763)
Realized loss in marketable securities at FVTOCI (2)	-	-	-	-	-	-	-	-	-	(46,529)	-	-	-	(46,529)	-	(46,529)
Income for the year	-	-	-	-	-	-	-	-	-	-	-	-	3,213,274	3,213,274	478,630	3,691,904
SUB-TOTAL COMPREHENSIVE INCOME (LOSS)	-	-	-	-	-	-	-	-	(216,150)	(46,529)	(312,532)	(8,827)	3,213,274	2,629,236	693,584	3,322,820
Employee benefits remeasurement - defined benefit	-	-	-	-	-	-	-	-	-	-	-	(11,978)	11,978	-	-	-
Appropriation of income (loss)
Dividends	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(259)	(259)
Interest on shareholders' equity - R$0.69325 per outstanding share at the end of exercise	-	-	-	-	-	-	-	-	-	-	-	-	(1,145,999)	(1,145,999)	-	(1,145,999)
Legal reserve	-	-	-	-	160,664	-	-	-	-	-	-	-	(160,664)	-	-	-
Reserve for expansion	-	-	-	-	-	-	796,275	-	-	-	-	-	(796,275)	-	-	-
Reserve for capital increases	-	-	-	-	-	482,573	-	-	-	-	-	-	(482,573)	-	-	-
Reserve for tax incentives	-	-	-	-	-	-	-	639,741	-	-	-	-	(639,741)	-	-	-
Share-based payments	-	-	(71,502)	38,730	-	-	-	-	-	-	-	-	-	(32,772)	-	(32,772)
Acquisition of treasury shares	-	-	-	(1,288,242)	-	-	-	-	-	-	-	-	-	(1,288,242)	-	(1,288,242)
BALANCES AT DECEMBER 31, 2024	13,349,156	2,763,364	(141,608)	(1,345,657)	160,664	482,573	796,275	639,741	(1,265,045)	(46,529)	(246,963)	(60,320)	-	15,085,651	1,413,553	16,499,204
Comprehensive income (loss) (1)
Loss on foreign currency translation of foreign operations	-	-	-	-	-	-	-	-	(332,230)	-	-	-	-	(332,230)	(206,675)	(538,905)
Gain on net investment hedge	-	-	-	-	-	-	-	-	142,507	-	-	-	-	142,507	-	142,507
Unrealized gains (losses) in cash flow hedge	-	-	-	-	-	-	-	-	-	-	473,731	-	-	473,731	-	473,731
Actuarial losses on pension and post-employment plans	-	-	-	-	-	-	-	-	-	-	-	(909)	-	(909)	(6,571)	(7,480)
Realized loss in marketable securities at FVTOCI (2)	-	-	-	-	-	-	-	-	-	13,094	-	-	-	13,094	-	13,094
Income for the year	-	-	-	-	-	-	-	-	-	-	-	-	1,865,056	1,865,056	54,935	1,919,991
SUB-TOTAL COMPREHENSIVE INCOME (LOSS)	-	-	-	-	-	-	-	-	(189,723)	13,094	473,731	(909)	1,865,056	2,161,249	(158,311)	2,002,938
Share-based payments	-	-	(22,239)	38,493	-	-	-	-	-	-	-	-	-	16,254	-	16,254
Acquisition of treasury shares	-	-	-	(416,741)	-	-	-	-	-	-	-	-	-	(416,741)	-	(416,741)
BALANCES AT JUNE 30, 2025	13,349,156	2,763,364	(163,847)	(1,723,905)	160,664	482,573	796,275	639,741	(1,454,768)	(33,435)	226,768	(61,229)	1,865,056	16,846,413	1,255,242	18,101,655
(1)	All changes in other comprehensive income are presented net of deferred taxes on profit, when applicable, are disclosed in note 10.
(2)	FVTOCI: Fair Value through Other Comprehensive Income in note 5.

The accompanying notes are an integral part of the interim financial information.
(In thousands of Brazilian Reais)

7

Interim Financial Information, Individual and Consolidated | June 30, 2025

Statements of Cash Flows

	Parent Company		Consolidated
	2025	2024	2025	2024
	Jan - jun	Jan - jun	Jan - jun	Jan - jun
CASH FLOWS FROM OPERATING ACTIVITIES
Income (loss) for the period	1,865,056	1,492,745	1,919,991	1,687,636
Adjustments for:
Depreciation and amortization	773,338	755,102	994,368	964,214
Depreciation and depletion of biological assets	656,743	671,937	727,650	749,373
Result on disposal of property, plant and equipments, investment and intangible	12,162	(16,346)	10,959	(21,248)
Provision for tax, civil and labor risks	248,454	177,010	270,143	176,374
Income from investments under the equity method	691,356	(3,253,777)	(1,293)	6,019
Financial results, net	466,110	2,994,132	1,153,321	927,705
Deferred income tax	322,435	63,317	278,046	25,135
Short-term employee benefits	-	274,597	-	266,627
Other	224,658	35,703	214,350	44,322
	5,260,312	3,194,420	5,567,535	4,826,157
Changes in assets and liabilities:
Trade accounts and notes receivables	2,507,389	(437,482)	1,981,347	(153,803)
Inventories	(349,220)	427,799	(585,926)	442,490
Biological assets - current	(228,983)	(9,218)	(247,091)	(31,061)
Trade accounts payable	217,272	(359,214)	162,324	(704,883)
Cash generated by operating activities	7,406,770	2,816,305	6,878,189	4,378,900

Redemptions (investments) in securities at FVTPL (1)	1,285	8,987	1,285	(42,920)
Interest received	235,674	146,045	368,765	346,975
Dividends and interest on shareholders' equity received	-	13	(318)	-
Payment of tax, civil and labor provisions	(233,221)	(144,410)	(227,429)	(144,102)
Derivative financial instruments	114,741	(74,644)	114,740	(83,806)
Other operating assets and liabilities (2)	(1,722,051)	1,377,435	(948,111)	(267,128)
Net cash provided by operating activities	5,803,198	4,129,731	6,187,121	4,187,919

CASH FLOWS FROM INVESTING ACTIVITIES
Redemption (additions) on investments in securities at amortized cost	-	-	14,581	39,713
(Constitution) redemption of restricted cash	(8,665)	-	251,109	-
Investments in securities at FVTOCI (3)	(80,138)	(830,623)	(80,125)	(830,623)
Additions to property, plant and equipment	(602,360)	(250,782)	(895,839)	(270,982)
Additions to biological assets - non-current	(724,734)	(651,662)	(807,017)	(712,852)
Proceeds from disposals of property, plant, equipments and investment	9,822	58,433	9,822	58,433
Additions to intangible	(124,688)	(106,748)	(158,234)	(107,702)
Aquisição de participação em coligadas e joint ventures	2,922	-	(511,106)	-
Capital increase in subsidiaries	(60,000)	47,221	-	-
Net cash used in investing activities	(1,587,841)	(1,734,161)	(2,176,809)	(1,824,013)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from debt issuance	1,187,623	1,981,490	1,433,877	2,132,390
Repayment of debt	(286,643)	(1,213,151)	(411,482)	(1,373,136)
Payment of interest	(606,187)	(654,916)	(732,916)	(761,784)
Payment of interest derivatives - fair value hedge	(66,428)	(153,452)	(66,428)	(153,452)
Treasury shares acquisition	(416,741)	(348,272)	(416,741)	(348,273)
Dividends and interests on shareholders' equity paid	-	-	-	-
Payment of lease liabilities	(320,217)	(325,196)	(422,050)	(418,016)
Net cash used in financing activities	(508,593)	(713,497)	(615,740)	(922,271)

Effect of exchange rate variation on cash and cash equivalents	1,191	15,050	(413,733)	751,559
Net increase in cash and cash equivalents	3,707,955	1,697,123	2,980,839	2,193,194
Balance at the beginning at the period	3,989,024	4,701,549	11,165,364	9,264,664
Balance at the end of the period	7,696,979	6,398,672	14,146,203	11,457,858
(1)	FVTPL: Fair Value Through Profit and Loss.
(2)	In the Parent Company, contemplates mainly the effects of prepayments of exports with subsidiaries in the amount of R$(1.698.131) in the six-month period ended June 30, 2025 (R$2.339.584 in the same period of the previous year).
(3)	FVTOCI: Fair Value through Other Comprehensive Income in note 5.

The accompanying notes are an integral part of the interim financial information.
(In thousands of Brazilian Reais)

8

Interim Financial Information, Individual and Consolidated | June 30, 2025

Statements of Value Added

	Parent Company		Consolidated
	2025	2024	2025	2024
	Jan - jun	Jan - jun	Jan - jun	Jan - jun
1 - REVENUES	29,755,590	25,185,443	34,012,127	30,932,275
Sales of goods and products	29,293,506	24,954,426	33,458,897	30,699,568
Other income	(132,162)	18,454	(121,253)	19,065
Revenue related to construction of own assets	592,010	247,356	677,812	261,757
Expected credit losses	2,236	(34,793)	(3,329)	(48,115)
2 - SUPPLIES ACQUIRED FROM THIRD PARTIES	(18,429,822)	(16,608,047)	(21,352,772)	(19,638,801)
Costs of goods sold	(15,336,639)	(14,034,650)	(17,906,597)	(16,837,658)
Materials, energy, third parties services and other	(3,087,177)	(2,558,753)	(3,438,900)	(2,806,270)
Reversal for inventories losses	(6,006)	(14,644)	(7,275)	5,127
3 - GROSS ADDED VALUE (1-2)	11,325,768	8,577,396	12,659,355	11,293,474
4 - DEPRECIATION AND AMORTIZATION	(1,430,081)	(1,427,039)	(1,722,018)	(1,713,587)
5 - NET ADDED VALUE (3-4)	9,895,687	7,150,357	10,937,337	9,579,887

6 - VALUE ADDED RECEIVED THROUGH TRANSFER	(264,972)	3,621,125	739,912	541,680
Income from associates and joint ventures	(691,356)	3,253,777	1,293	(6,019)
Financial income	426,853	368,238	739,089	548,594
Others	(469)	(890)	(470)	(895)

7 - ADDED VALUE TO BE DISTRIBUTED (5+6)	9,630,715	10,771,482	11,677,249	10,121,567

8 - DISTRIBUTION OF ADDED VALUE	9,630,715	10,771,482	11,677,249	10,121,567
Payroll	3,504,808	3,245,930	4,292,108	3,763,955
Salaries	2,356,722	2,142,381	2,983,126	2,624,939
Benefits	978,229	948,305	1,122,470	970,951
Government severance indemnity fund for employees	169,857	155,244	186,512	168,065
Taxes, Fees and Contributions	3,267,989	2,583,907	3,428,338	3,058,492
Federal	1,612,832	1,129,823	1,706,806	1,491,802
State	1,623,845	1,426,480	1,682,901	1,533,196
Municipal	31,312	27,604	38,631	33,494
Capital Remuneration from Third Parties	992,862	3,448,900	2,036,812	1,611,484
Interests, including exchange variation	924,345	3,380,692	1,924,132	1,495,545
Rents	68,517	68,208	112,680	115,939
Interest on Own-Capital	1,865,056	1,492,745	1,919,991	1,687,636
Income (loss) for the year	1,865,056	1,492,745	1,865,056	1,492,745
Non-controlling interest	-	-	54,935	194,891

The accompanying notes are an integral part of the interim financial information.
(In thousands of Brazilian Reais)

9

Interim Financial Information, Individual and Consolidated | June 30, 2025

1T24 Relatório da Administração São Paulo, August 14, 2025 - BRF S.A. (B3: BRFS3; NYSE: BRFS) – "BRF" or "Company" releases its results for the 2nd quarter of 2025. The comments included herein refer to results in Reais, in accordance with Brazilian corporate law and practices adopted in Brazil and in accordance with International Financial Reporting Standards (IFRS), which comparisons are based on the same periods of 2024 and/or prior years, as indicated. DEBT AVERAGE TERM 8.2 MARKETCAP STOCK PRICES ISSUED SHARES 1,682,473,24618.87 R$3.50 US$ BRFS3 BRFS 80,772,898 15,365 MillionR$ 14,930Millionin2Q24 R$ GROSSPROFIT 4,094 3,930Millionin2Q24 26.6% 26.3%in2Q24 735 1,094Millionin2Q24 ADJUSTEDEBITDA FREE CASH FLOW NET LEVERAGE 0.43x 16.3% ADJUSTED EBITDA MARGIN 2,502 84231.75 R$5.89 US$ FINANCIAL INDICATORS 08/15/2025 – Friday - 9h00 US ET | 10h00 BRT Accessin:Click here MillionR$ R$ MillionR$ R$ MillionR$ R$ MillionR$ R$ CONFERENCE CALL Management Report | 2Q25 10 2,621Millionin2Q24 17.6%in2Q24 1,728Millionin2Q24 1.14xin2Q24 years 8.0yearsin2Q24 Billion Base:08/13/2025 GROSSMARGIN NET INCOME (LOSS) Base:08/13/2025 ONShares/TreasuryShares Base:06/30/2025 NET REVENUE 1T24 Relatório da Administração Dear employees, shareholders, partners and clients, The second quarter of 2025 was marked by the announcement of the merger of BRF's business with Marfrig, creating MBRF, one of the largest food companies in the world, with consolidated net revenue of R$ 152 billion. The deal will result in a single, more agile and diversified listed company with a strong global presence. The broad approval of the transaction at the shareholders' meeting held in August, with the validation of the majority of minority shareholders, reinforces investor confidence in our value creation proposal. Once the transaction is completed, we will have a truly multi-protein company, with iconic brands and an integrated portfolio, with 38% of sales volume coming from high value-added processed products. Our increasingly complementary management and exchange of best practices have already contributed to a company focused on operational excellence and consistent results, as demonstrated by BRF's record EBITDA in the first half of this year. Every day, we are strengthening joint initiatives, intensifying the use of our brands, expanding our market reach, and reducing expenses. Once all conditions precedent have been fully met, we will begin the most intense phase of capturing synergies and reinforcing our competitive advantages. We will remain focused on consolidating a culture of efficiency and high performance, unlocking value and promoting economic, social, and environmental development. I would like to thank our shareholders for their continued trust, our employees for their commitment and dedication, and our suppliers and customers for their partnership. We will continue to work together, growing stronger, building a company committed to feeding the future with quality and excellence, of which our families and all of us will continue to be proud. MESSAGE FROM THE CHAIRMAN Marcos Antonio Molina dos SantosChairman of the Board of Directors 11 Management Report | 2Q25 1T24 Relatório da Administração Dear Mr./Madam, BRF reaches the middle of 2025 reporting the best first half of its history, with EBITDA of R$5.3 billion and net profit of R$1.9 billion. The results highlight the Company's operational excellence, strategic vision, and financial discipline, as well as its ability to react in adverse scenarios such as that faced in the second quarter, marked by restrictions on Brazilian chicken exports. Focused on its path of efficiency and value creation, in the second quarter the company reported net revenue of R$15.4 billion, EBITDA of R$2.5 billion and free cash flow of R$842 million, reflecting the lowest leverage ever recorded in the Company's history (0.43x). The Brazil segment recorded the highest volume and net operating revenue for a second quarter, driven by the increase in the customer base, which now exceeds 330,000, and by the consumption in the domestic market. During the period, we also strengthened the connection between our brands and consumers by renewing strategic sponsorships and expanding our portfolio through innovations in value-added products, especially the Sadia/Bassi and Perdigão/Montana burgers, and Perdigão's entry into the ready-to-eat snack category. In the international segment, the Company continued its strategy of diversifying destinations, obtaining 11 new authorizations to export in the quarter, 23 in the year to date, and a total of 198 since 2022. In the Halal market, the company continues to consolidate its leadership and strong presence with the launch of the Sadia Fresh line of chilled chicken produced in Saudi Arabia, further strengthening its strategic partnership with the Kingdom. In addition, we recorded growth in the market share of processed products in GCC countries. On the operational efficiency front, BRF+ continues to optimize our results with actions aimed at the continuous improvement of operational indicators. These initiatives enabled operating gains of R$208 million, highlighting the importance of a high-performance culture with increasingly consistent deliveries. This quarter, we made progress on our ESG agenda, starting with valuing teams. In the last 12 months, we have filled 72% of leadership positions through internal recruitment. The brand Qualy received the Carbon Free seal for the first time for neutralizing 100% of the emissions from its advertising campaign. In the social dimension, with the “Educação para o Futuro” (Education for the Future) initiative, the BRF Institute has benefited more than 5,000 people directly, mobilizing volunteers in all our operations. We remain optimistic about our sustainable growth path, driven by a solid strategy, innovation and operational excellence. We reaffirm our commitment to quality, safety, and integrity in producing and marketing our products and iconic brands, bringing excellence to clients and consumers worldwide and generating a positive impact on society. We would like to conclude by thanking our chairman and controller Marcos Molina for his support and strategic direction, the Board of Directors for their assistance, our shareholders for their trust, our integrated producers, customers, suppliers and the communities where we operate for their partnership and our more than 100,000 employees for their dedication and daily work. The result achieved by BRF is the sum of everyone's dedication and commitment. MESSAGE FROM MANAGEMENT 12 Miguel GularteCEO Management Report | 2Q25 1T24 Relatório da Administração The consolidated results for 2Q25 was impacted by hyperinflation in Türkiye, which is highlighted below: Below we will present the results by business segment from a managerial perspective, excluding the accounting effects of hyperinflation in Türkiye in all periods. OPERATIONAL AND FINANCIAL PERFORMANCE 13 Management Report | 2Q25 Highlights (Million R$)2Q252Q24Chg. % y/y1Q25Chg. % q/qVolume (Thousand Tons)1,2281,244(1.3%)1,243(1.2%)Net Revenues15,36514,9302.9%15,512(1.0%)Average Price (R$/kg)12.5112.004.2%12.480.2%COGS(11,271)(11,000)2.5%(11,459)(1.6%)COGS/Kg (9.18) (8.84)3.8% (9.22)(0.5%)Gross Profit4,0943,9304.2%4,0531.0%Gross Margin (%)26.6%26.3%0.3 p.p.26.1%0.5 p.p.Net (Loss) Income7351,094(32.8%)1,185(38.0%)Net Margin (%)4.8%7.3%(2.5) p.p.7.6%(2.9) p.p.Adjusted EBITDA 2,5022,621(4.5%)2,753(9.1%)Adjusted EBITDA Margin (%)16.3%17.6%(1.3) p.p.17.7%(1.5) p.p.EBITDA2,4642,569(4.1%)2,723(9.5%)EBITDA Margin (%)16.0%17.2%(1.2) p.p.17.6%(1.5) p.p.Cash Generation (Consumption)8421,728(51.3%)1,282(34.3%)Net Debt4,7358,932(47.0%)5,982(20.9%)Leverage (Net Debt/Adj.EBITDA LTM)0.43x1.14x(62.3%)0.54x(20.0%)Highlights (Million R$)Consolidated Results 2Q25TurkeyHyperinflationConsolidated Managerial Results 2Q25Chg. % Volume (Thousand Tons)1,228-1,228-Net Revenues15,3659915,4640.6%Average Price (R$/kg)12.51-12.590.6%COGS(11,271)(40)(11,311)0.4%COGS/Kg (9.18)- (9.21)0.4%Gross Profit4,094604,1531.5%Gross Margin (%)26.6%-26.9%0.2 p.p.EBITDA 2,464382,5021.5%EBITDA Margin (%)16.0%-16.2%0.1 p.p.Adjusted EBITDA 2,502-2,5020.0%Adjusted EBITDA Margin (%)16.3%-16.2%0.0 p.p.Net (Loss) Income Total Consolidated735(16)719(2.2%)Net Margin - Total Consolidated (%)4.8%-4.6%(0.1) p.p. 1T24 Relatório da Administração SEGMENT BRAZIL 1T24 Relatório da Administração BRAZILSEGMENT In the second quarter of 2025, we achieved an EBITDA of R$1,324 million in Brazil, and a margin of 16.4%, which represented an increase of 0.7 p.p. compared to the second quarter of 2024 and a retraction of 0.7 p.p compared to the last quarter. The maintenance of our commercial performance indicators at good levels contributed to achieving record sales volume for a second quarter and surpassing the 330,000 customer mark (332,500 clients in 2Q25), while increasing the number of items sold per client. This result, coupled with the resilience of food consumption in the domestic market, allowed us to increase sales both year-on-year and quarter-on-quarter, with the performance of processed foods standing out with sales volume growth of 7.4% y/y and 7.0% q/q, in addition to the contribution of the in natura category to the segment's margins. Regarding unit costs, we observed an increase of 7.8% y/y and stability in the quarterly comparison. The year-on-year variation is mainly explained by the increase in the cost of the consumption of grains and oils, the inflationary effects on goods and services, the higher volume of raw material purchases from third parties to attend the demand for processed products and the mix of products sold in the period, effects partially mitigated by the captures of the efficiency program, BRF+. This quarter, we kept FIFO discounts at a historic low level, highlighting the assertiveness of demand planning, supply chain dimensioning, and production plans. In Brazil, economic indicators related to employment and income reached record highs in June. The unemployment rate reached 5.8%1, the lowest level in the historical series, with the total number of employees with a formal contract also reaching the highest level ever recorded. This result was reflected in the income mass2, also a record high, and in average earnings, which rose 3.3% y/y and 1.1% q/q3. The performance of the aforementioned indicators reflects signs of increased demand and tends to boost sales of our processed products in particular. 1 - Source: Brazilian Institute of Geography and Statistics (IBGE) - Continuous PNAD - Unemployment rate in the quarter ended on June/25 2 - Income mass: the sum of everything people receive for their work - Source: Brazilian Institute of Geography and Statistics (IBGE) 3 - Source: Brazilian Institute of Geography and Statistics (IBGE) - Continuous PNAD - Average Real Habitual Income of Occupied Persons - R$3,477 in Jun/25, R$3,440 in Mar/25 and R$3,367 in Jun/24 15 Management Report | 2Q25 Brazil Segment (Million R$)2Q252Q24Chg. % y/y1Q25Chg. % q/qNet Operating Revenues 8,0806,87217.6%7,4358.7%Average price (R$/kg)13.1111.8111.1%12.772.7%COGS(5,693)(4,990)14.1%(5,375)5.9%COGS/kg (9.24) (8.57)7.8% (9.23)0.1%Gross Profit2,3871,88226.8%2,06015.9%Gross Margin (%)29.5%27.4%2.2 p.p.27.7%1.8 p.p.Adjusted EBITDA1,3241,07623.1%1,2743.9%Adjusted EBITDA Margin (%)16.4%15.7%0.7 p.p.17.1%(0.7) p.p. 1T24 Relatório da Administração Sadia started the second quarter with its Mother's Day campaign. Starring Olympic medalist and ambassador Rebeca Andrade and her mother, Rosa Santos, the campaign valued the maternal role and highlighted the brand's positioning as a partner at all times through the “Linha Fácil Sadia”, a portfolio of proteins that go from the freezer to the oven, offering flavor and practicality. Following its strategy of connecting with young audiences, Sadia sponsored the NBA for the fifth consecutive year and communicated its range of breaded meats, sausages and pizzas. In addition, Sadia was the first frozen food brand to invest in the gamer universe with its sponsorship of LTA Sul, where it promoted its portfolio of ready meals, snacks and the relaunch of Hot Pocket ready meals. Sadia ended the quarter with the launch of the Pop Dog sausage, ideal for airfrying, made with beef and providing a snack bar experience at home. Perdigão, which for the 5th consecutive year is the food brand most chosen by Brazilians4, maintained its presence on the sports platform as a sponsor of the Northeast Cup, with its Core line, and in the broadcasts of the Brazil Cup on Globo and Brasileirão on Globo and Record, with the Perdigão Na Brasa line. The extension of Perdigão's Ouro portfolio, which is the leader in smoked mortadella5 and now includes smoked salami and chicken breast, was presented in the high-impact campaign “Se é Ouro, é Perdigão” (If it's Ouro, it's Perdigão). In June, Perdigão, the leader in sausages6, sponsored and was present with its ambassador Ivete Sangalo at São João de Caruaru, reinforcing its sausage portfolio. Perdigão has expanded its product range and entered the ready-to-eat snack category with three new Perdigão Montana items: Cheeseburger, Churrasburguer and Toscanaburguer. The brand has also entered the ready-to-eat pies category by launching chicken pie with bacon and pepperoni pie with cream cheese. In margarines, Qualy, the category's leading brand7, continued its strategy of communicating the versatility of the brand's products with the launch of the webseries “Passa Lá em Casa” (Come By My House), starring ambassador Eliana and with the participation of real consumers. Deline, the Northeast's regional leader in margarines8, was present at the traditional São João festival in Caruaru, as well as highlighting the Deline Milho special edition, the only corn-flavored margarine on the market. In a quarter full of campaigns and innovations, BRF increased its leadership in the processed food and margarine market9, with Sadia being recognized as the strongest and most valuable food brand in Brazil by Brand Finance10. BRAND HIGHLIGHTS 16 Management Report | 2Q25 4 - Source: Brand Footprint Worldpanel by Numerator of Kantar, 2025 5 - Nielsen Retail - 3rd bimester 2025 reading for processed foods and margarines 6 - Nielsen Retail - 3rd bimester 2025 reading for processed foods and margarines 7 - Nielsen Retail - 3rd bimester 2025 reading for processed foods and margarines 8 - Nielsen Retail - 3rd bimester 2025 reading for processed foods and margarines 9 - Nielsen Retail - 3rd bimester 2025 reading for processed foods and margarines 10 - The most valuable brands in Brazil - 2025, Brand Finance 1T24 Relatório da Administração SEGMENT INTERNATIONAL 1T24 Relatório da Administração In 2Q25, we achieved adjusted EBITDA of R$ 1,168 million, with a margin of 17.3%, maintaining a healthy level of profitability despite temporary bans on Brazilian chicken exports as a result of avian flu, which led to a decline in sales volumes. During the quarter, several important destinations for Brazilian chicken exports, such as the countries of the European Union, China, Saudi Arabia, South Korea, Mexico and Chile, were totally or partially blocked, with some blockades persisting until today. Once again, the strategy of diversifying markets by gaining new authorizations to export has allowed us to expand the destinations for our products despite the restrictions imposed. Since 2022, we have obtained 198 new export permits, 11 of which were obtained this quarter, with destinations such as Argentina and Canada standing out. Despite the avian flu scenario, we saw an evolution in the price in dollars of various poultry and pork cuts, however, the appreciation of the real against the dollar resulted in stable prices in reais in the period (average ptax 2Q25 at R$ 5.67 versus R$ 5.85 in 1Q2511). The 10.7% increase in unit costs year-on-year and 1.4% quarter-on-quarter is mainly explained by the increase in the cost of consuming grains and oils, the mix of products sold in the period, the increase in the cost of production at our platform in Türkiye and the inflationary effects on supplies and services, partially offset by the positive effects of BRF+. In the GCC12, we highlight our portfolio of value-added products, which, through assertive innovations aligned with the local culture, continues to contribute to stable margins. We continue to operate with high occupancy at our plants in the region (Dammam in Saudi Arabia and Kezad in the United Arab Emirates), which are dedicated to the production of processed products to meet local demand and global accounts, including gains in market share in important categories such as hamburgers and chicken sausage13. In July, we launched the Sadia brand in the chilled chicken category, with production in Saudi Arabia, as a result of the acquisition of 26% of Addoha Poultry Company, a chicken slaughtering company, through BRF Arabia (a joint venture between BRF and Halal Products Development Company, a wholly-owned subsidiary of the Saudi sovereign wealth fund PIF). In Türkiye, we continued to increase the share of processed products in total sales, which helped mitigate the effects of the increase in the local supply of fresh products, with repercussions on price dynamics, in addition to the inflationary scenario that continues to challenge family income and the company's cost structure. In the Asian market, we observed a recovery in prices in dollars, especially for pork protein. In the Americas, we highlight the profitability of turkey breast and pork exports and the portfolio of value-added products, mainly through the Sadia brand in countries such as Argentina, Chile, Uruguay and Paraguay. In Europe, exports to the United Kingdom, resulting from new authorizations obtained in recent years, continue to contribute to the expansion of consolidated profitability. INTERNATIONALSEGMENT 11 - Source: Central Bank of Brazil - Average Ptax for the periods reported 12 - Gulf Cooperation Council (GCC): Member countries are Saudi Arabia, Bahrain, Qatar, the United Arab Emirates, Kuwait and Oman 13 - Source: Nielsen 18 Management Report | 2Q25 International Segment (Million R$)2Q252Q24Chg. % y/y1Q25Chg. % q/qNet Operating Revenues6,7417,073(4.7%)7,483(9.9%)Average price (R$/kg)13.5112.716.3%13.53(0.1%)COGS(5,103)(5,140)(0.7%)(5,580)(8.5%)COGS/kg(10.23)(9.24)10.7%(10.09)1.4%Gross Profit1,6391,933(15.2%)1,903(13.9%)Gross Margin (%)24.3%27.3%(3.0) p.p.25.4%(1.1) p.p.Adjusted EBITDA1,1681,486(21.4%)1,426(18.0%)Adjusted EBITDA Margin (%)17.3%21.0%(3.7) p.p.19.1%(1.7) p.p. 1T24 Relatório da Administração In the GCC countries, we remained market leaders in the second quarter, with a 36.2%14 share, maintaining the journey of growth in the processed category, in line with the long-term strategy for the region. In May, BRF took part in the Saudi Food Show 2025, the largest event in the food and beverage sector in Saudi Arabia, held in Riyadh, the country's capital. Participating in the Saudi Food Show was a valuable opportunity for BRF to strengthen its presence in an increasingly relevant market. We were there with a 168m² stand, where we presented our brands, portfolio and innovations. Visitors were also able to taste various locally produced products, including the Breaded line, Sadia Beef and the convenient Easy & Juicy line. Showcasing the variety and quality of our products reaffirms our commitment to expanding our global operations and strengthening our commercial relations in the region. In addition, our communication in the second quarter focused on boosting the growth of our breaded range, with the support of online and in-store activations in GCC markets. The campaign reached 11.4 million people, with high levels of engagement driven by influencer marketing. Also, in July we launched the first line of chilled chicken produced locally in the Kingdom of Saudi Arabia (KSA): Sadia Fresh. As well as meeting local consumer demand, the new line reinforces BRF's commitment to food safety in the Kingdom. As the market share leader in the chicken category, the launch of the line is a strategic move to maintain the brand's leadership in the Saudi market. In Türkiye, in the second quarter, we proudly maintained our leading position in the Ipsos Brand Health survey as the preferred brand - well ahead of our closest competitor. As part of our “Smart Kids' Table” project, we proudly inaugurated the Banvit Sustainable Food Center at KidZania - an interactive learning space for children - with a special event attended by members of the media and influencers. There, the children learn how to avoid food waste and store it properly. We also continue to support sport by becoming the main sponsor of the Kyzikos Ultra Marathon, held in our hometown of Bandırma. The event brought together around 1,500 athletes, and we offered tastings of our products to the participants and the local community. For the Southern Cone15, international marketing initiatives were very prominent, especially in Chile. The second phase of the “Tu Día Pide Sadia” campaign was officially launched, focusing on presenting the new packaging to Chilean consumers. The action was conducted through a 360º strategy, with the largest investment in communication ever made by the brand in the country. As a result, there was an increase in volume in every week of broadcasting. There were also significant increases in market share16, especially in the nuggets, IQF chicken and lasagne categories. For the rest of the world, we launched 30 new SKUs in the quarter, enabling the diversification of the portfolio and contributing to the flexibility and profitability of commodity products. Among them, 9 SKUs are value-added products, such as processed and IQF, reinforcing our strategy of growing in these categories. In value-added items, we highlight the debut in the ready meals category in Argentina, with 4 SKUs of Sadia lasagna and empanadas in Singapore. Finally, we announced the production of the beef portfolio using the Sadia brand with the first shipments to China in customized boxes. The initiative marks the transition of the entire GJ brand portfolio to Sadia, capitalizing on synergies with Marfrig through brand strength and portfolio optimization. BRAND HIGHLIGHTS 19 14 - Source: Nielsen 15 - Geographically and culturally defined region in South America, made up of Argentina, Chile, Uruguay and Paraguay 16 - Source: Nielsen – market share volume Management Report | 2Q25 1T24 Relatório da Administração SEGMENTS OTHER 1T24 Relatório da Administração In Ingredients, as a result of the progress of the efficiency program, BRF+, we continue to see a reduced supply of products for this business segment. In the quarter, BRF Ingredients reached new markets with the conclusion of the first sale of heparin to China and Hong Kong, maximizing the profitability of the pharmaceuticals segment. Also noteworthy was the start-up of the new breading flour line at the Toledo, Paraná plant, allowing the Ingredients segment to expand its product portfolio. In Pet Food, we increased our active clients base by 8% y/y, which enabled us to increase the volumes sold in the quarter and, consequently, the segment's revenue. We completed the implementation and unification of the ERP system (SAP), making significant progress in the areas of integration and value generation, with a strategic focus on supplies, industrial operations and logistics. In addition, during the quarter, we highlighted the relevance of our feline portfolio of our main brands, increasing visibility and exposure for this sub-segment of products, which boosts consolidated profitability. During the second quarter of 2025, the Company carried out one-off arbitrage , operations involving the sale of grains between regions as a result of its more active role in identifying market opportunities to reduce origination costs. These operations contributed to the absolute result of the Other Business Segments. Pet:In the second quarter of the year, the BRF Pet brands continued their visibility plan, with a digital communication campaign for the GranPlus (Special Premium) and Biofresh (Super Premium Natural) brands, reinforcing their flavor credentials and high inclusion of fresh ingredients, respectively. To strengthen its relationship with veterinarians, the company sponsored the Cat Congress, the largest feline-focused congress in the country, with a prominent space for the GranPlus, Guabi Natural and Biofresh brands, showcasing portfolio solutions that meet the needs of cats for their healthy development. OTHER SEGMENTS Corporate The adjusted EBITDA of this segment is explained, among other effects, by the result on the sale and write-off of fixed assets and investments and by the reversal/provision of tax and civil contingencies. Further details on the result are available in Explanatory Note 24 to the Interim Financial Information. The negative gross profit of R$107 million in 2Q24 refers to the impact on COGS of the weather events in Rio Grande do Sul. The costs and expenses associated with these events were allocated to the Corporate segment due to their non-recurring nature and because they are not directly related to the markets. For more details of these impacts, see Explanatory Note 1.2 to the Financial Statements. BRAND HIGHLIGHTS 21 Management Report | 2Q25 Other Segments (Million R$)2Q252Q24Chg. % y/y1Q25Chg. % q/qNet Operating Revenues643728(11.7%)655(1.9%)Average price (R$/kg)5.696.91(17.7%)6.12(7.1%)COGS(515)(563)(8.4%)(522)(1.3%)COGS/kg(4.56)(5.35)(14.7%)(4.88)(6.5%)Gross Profit127165(22.7%)133(4.5%)Gross Margin (%)19.8%22.6%(2.8) p.p.20.3%(0.5) p.p.Adjusted EBITDA5286(39.9%)76(31.4%)Adjusted EBITDA Margin (%)8.1%11.9%(3.8) p.p.11.5%(3.5) p.p.Corporate (Million R$)2Q252Q24Chg. % y/y1Q25Chg. % q/qGross Profit0(107)n.m.(1)119.4% Adjusted EBITDA(42)(28)(53.0%)(22)(91.7%) 1T24 Relatório da Administração CONSOLIDATED PERFORMANCE 1T24 Relatório da Administração In 2Q25, we observed net revenue increase by 2.9% y/y, mainly due to the 4.2% y/y increase in the average price, influenced, among other factors, by the evolution of prices and volumes in the domestic market in all segments and in exports of pork and turkey proteins, as well as the exchange rate impact on the International segment's revenue (average 2Q24 ptax of R$5.21 versus R$5.67 in 2Q2517), which helped mitigate the reduction in sales volumes associated with the suspension of chicken meat exports due to the outbreaks of avian flu. In the quarterly comparison, the 1.0% drop in revenue is also explained by the reduction in volumes sold as a result of the temporary blockades on the export of chicken protein to various markets. From a managerial perspective, where we exclude the effects of Türkiye's hyperinflation in all periods, our net revenue reached R$15,464 million in 2Q25 versus R$14,672 million in 2Q24 and R$15,573 in 1Q25, a variation of 5.4% y/y and -0.7% q/q. The effects of financial instruments for exchange rate hedging on the result totaled R$91.785 million in 2Q25, according to Explanatory Note 23.2 of the Interim Financial Information, and are due to the positions settled in the quarter, which were contracted over the 12 months prior to their settlement. In the consolidated figures for the year to date, the effects of the instruments totaled R$55.015 million. * Weighted average rate Similarly, the outstanding position, according to Note 23.2.1.ii to the Financial Statements, is shown below. * Weighted average rate 1.NET OPERATING REVENUE OperatingIncomeProtectionStrategy-hedgeaccounting The company may contract additional cash flow protection, as provided for in its Financial Risk ManagementPolicy, always backed by future export revenues, as their probability evolves and assuming a defined timehorizon of up to 12 months. For the purposes of cash flow hedging, we emphasize that its objective is to protectthe operating result and reduce volatility, and under no circumstances may derivative financial instruments becontracted for speculative purposes. 17 - Source: Central Bank of Brazil - Average Ptax for the periods reported 23 Management Report | 2Q25 NOR (Million R$)2Q252Q24Chg. % y/y1Q25Chg. % q/qVolume (Thousand Tons)1,2281,244(1.3%)1,243(1.2%)Net Operational Revenues15,36514,9302.9%15,512(1.0%)Average Price (NOR)12.5112.004.2%12.480.2%Build-up of Derivatives Instruments Settled in 2Q25 2Q243Q244Q241Q252Q25Cummulative Notional Exposure (US$ Million)4884349454594Average Strike Price (BRL/USD)* 5.475.616.016.005.95Derivatives Instruments by Expiry Date (Million US$) 3Q254Q251Q262Q26Notional to be settled in each period 5182099742Strike Price (BRL/USD)*6.016.336.426.16 1T24 Relatório da Administração In the year-on-year comparison, we observed an increase of 3.8% in unit costs in the accounting view, and 6.1% in the managerial view, in which we eliminated the effects of Türkiye's hyperinflation: i)the increase in the cost of consumption of grains and oils (corn+27.7% y/y and soybean oil +28.6% y/y18); ii)the increase in production costs on the Turkish platform, with effectsmainly related to the inflationary environment, union readjustmentsand grain consumption; iii)the effects of inflation on supplies and services (IPCA +5.35%19); 2.COSTS, EXPENSES E OTHER OPERATING RESULTS CostsofGoodSold(COGS) 18 - Variation in the 6-month moving average of grain and oil prices, 2Q25 x 2Q24. Source: Bloomberg and Cepea/ESALQ. 19 - 12-month accumulated variation. Source: IBGE - Brazilian Institute of Geography and Statistics 20 - Variation in Embrapa's cost of production index (ICP Chicken and ICP Pork), publicly available at www.embrapa.br. 21 - Source: Bloomberg, CEPEA-Esalq, SECEX and IBGE. Price of whole chicken and pork carcass in relation to the cost of feed adjusted for the chicken and pork cycle. iv)the effect of the sales mix and the greater volume of raw material purchases from third parties to meet thegrowing demand for processed products. The impacts described above were partially mitigated by the BRF+ efficiency program savings. In the quarterly comparison, we can see a reduction of 0.5% in unit cost in the accounting view and 0.3% in the managerial view, mainly due to the sales mix between markets during the second quarter. We observed a reduction in the sector's cost of production in June when analyzing the ICP Embrapa20 theoretical cost index , mainly influenced by the reduction in the cost of grains at current prices. Despite this improvement in costs, there was a decrease in the profitability of chicken producers and an increase in the profitability of swine producers21, both driven by the price level of in natura proteins. 24 Management Report | 2Q25COGS (Million R$)2Q252Q24Chg. % y/y1Q25Chg. % q/qCost of Goods Sold(11,271)(11,000)2.5%(11,459)(1.6%)COGS/kg (9.18) (8.84)3.8% (9.22)(0.5%)Cost of Goods Sold (Managerial)(11,311)(10,799)4.7%(11,477)(1.5%)COGS/kg (Managerial) (9.21) (8.68)6.1% (9.24)(0.3%) 95 100 168 Jan/19 Mar/19 May/19 Jul/19 Sep/19 Nov/19 Jan/20 Mar/20 May/20 Jul/20 Sep/20 Nov/20 Jan/21 Mar/21 May/21 Jul/21 Sep/21 Nov/21 Jan/22 Mar/22 May/22 Jul/22 Sep/22 Nov/22 Jan/23 Mar/23 May/23 Jul/23 Sep/23 Nov/23 Jan/24 Mar/24 May/24 Jul/24 Sep/24 Nov/24 Jan/25 Mar/25 May/25 Evolution of Embrapa Cost Index and Chicken Producers' Margin (Base 100) Chicken Producers Margin Embrapa's Chicken Cost Index 130 100 162 Jan/19 Mar/19 May/19 Jul/19 Sep/19 Nov/19 Jan/20 Mar/20 May/20 Jul/20 Sep/20 Nov/20 Jan/21 Mar/21 May/21 Jul/21 Sep/21 Nov/21 Jan/22 Mar/22 May/22 Jul/22 Sep/22 Nov/22 Jan/23 Mar/23 May/23 Jul/23 Sep/23 Nov/23 Jan/24 Mar/24 May/24 Jul/24 Sep/24 Nov/24 Jan/25 Mar/25 May/25 Evolution of Embrapa Cost Index and Swine Producers' Margin (Base 100) Swine Producers' Margin Embrapa's Swine Cost Index Jun/25 Jun/25 1T24 Relatório da Administração OperationalExpenses *Includes impairment of accounts receivable of -R$1.4 million in 2Q25 (R$20.9 million in 2Q24 and R$4.8 million in 1Q25) In 2Q25, the percentage indicator of operating expenses over netrevenue in the year-on-year comparison varied by +0.8 p.p. in theaccounting view and +0.7 p.p. in the managerial view, explained byhigher disbursements i) with marketing and trade marketingactions, to boost sales, such as the Mother's Day campaigns inBrazil and hamburgers in Chile, both by Sadia, ii) with logisticsexpenses, mainly warehousing, iii) with personnel, as a result ofsalary readjustments, to compensate inflation, and a higherheadcount, to support the significant increase in sales volume andactive clients, iv) with exchange rate variations due to thedevaluation of the real against the dollar, and v) with provisionsfor variable remuneration as a result of achieving targets. In the quarterly comparison, there was a variation of +1.5 p.p. in the accounting view and +1.4 p.p. in themanagerial view. This result is mainly influenced by higher spending on marketing and trade marketing,warehousing logistics costs and provisions for variable remuneration as a result of achieving targets. For further details on this item, see Explanatory Note 26 to the Interim Financial Information. This performance is mainly explained by civil and tax contingencies (mainly related to adherence to the REFIS of the state of Minas Gerais to settle a contingency with an impact of R$93 million) and net losses on the disposal and write-off of fixed assets and investments, partially offset by the recovery of expenses, among other net effects. For further details on this item, see Explanatory Note 26 to the Interim Financial Information. OtherOperatingResults 3.NET FINANCIAL RESULT 25 Management Report | 2Q25 Operating Expenses (Million R$)2Q252Q24Chg. % y/y1Q25Chg. % q/qSelling Expenses*(2,117)(1,959)8.1%(1,949)8.7%% of the NOR (13.8%)(13.1%)(0.7) p.p.(12.7%)(1.1) p.p.General and Administrative Expenses(278)(251)10.6%(217)27.9%% of the NOR (1.8%)(1.7%)(0.1) p.p.(1.4%)(0.4) p.p.Operating Expenses(2,395)(2,210)8.4%(2,166)10.6%% of the NOR (15.6%)(14.8%)(0.8) p.p.(14.1%)(1.5) p.p.Other Operating Results (Million R$)2Q252Q24Chg. % y/y1Q25Chg. % q/qOther Operating Results(118)(13)n.m.(4)n.m.% of the NOR (0.8%)(0.1%)(0.7) p.p.(0.0%)(0.7) p.p.Financial Results (Million R$)2Q252Q24Chg. % y/y1Q25Chg. % q/qFinancial Income37327436.3%3662.0%Interest on cash and cash equivalents and revenue from securities31819563.4%3151.0%Interest and other financial revenues5579(30.5%)518.2%Financial Expenses(1,005)(887)13.3%(921)9.0%Interests on loans and borrowings(492)(479)2.7%(472)4.3%Interest on contingencies, leasing and actuarial liabilities(137)(128)7.3%(129)6.0%Adjustment to present value(248)(140)77.3%(197)25.5%Other financial expenses(127)(140)(9.1%)(122)4.2%Exchange variation and derivative results, net(65)223(129.1%)98(166.0%)Exchange rate variation on monetary assets and liabilities(33)127(125.7%)(12)(168.1%)Exchange variation on derivatives(50)131(138.1%)51(197.9%)Interest and fair value of derivatives(27)3(974.1%)1(3303.1%)Net monetary gains or losses45(38)216.5%59(23.5%)Net Financial Results(696)(390)(78.4%)(457)52.2%Exchange variation on monetary assets and liabilities and derivatives(82)258(131.9%)39(313.4%) 1T24 Relatório da Administração The main components of the net financial result have been grouped into the following categories: FinancialRevenues Total Financial Revenues in 2Q25 amounted to R$373 million, R$99 million higher than in 2Q24. The combination of the higher cash position and the rise in the CDI rate in the period (CDI 3.3% in 2Q25 vs. 2.5% in 2Q2422) contributed to the increase in interest income on cash and investments in the period. This increase, however, is mitigated by the reduction in interest on taxes to be recovered. FinancialExpenses They derive from the effect of the following accounts: Interest on loans and financing:Interest expenses increased by R$13 million in 2Q25 compared to 2Q24. The effect of the rise in the CDI rate on interest (CDI 3.3% in 2Q25 vs. 2.5% in 2Q2423) was mitigated by the amortization of bilateral debts, which reduced charges. Adjustment to present value (AVP): The increase in 2Q25 compared to 2Q24 is mainly due to the increase in the balance of accounts payable throughout the year, driven by greater investments in capex and the increase in the cost of the DI futures curve. The AVP refers to the financial charge associated with the payment terms of customer and supplier accounts, with a corresponding entry in gross profit. Interest on contingencies and leases: Higher expenses of R$9 million in 2Q25 compared to the same period last year, mainly due to higher interest on tax and lease contingencies. Otherfinancialexpenses:Includes bank fees, expenses with assignment and credit insurance, taxes on financial income, provision for discount of tax credits, among other effects. The R$13 million reduction in expenses in 2Q25 compared to 2Q24 was mainly due to the positive effect of the fair value of restricted shares of R$28 million, mitigated by higher expenses with provisions for tax credit write-offs of R$9 million and with taxes on financial income of R$8 million. MonetaryandExchangeVariationsandResultsofDerivatives: The Company has financial assets and liabilities denominated in foreign currencies, whose exchange rate variations affect the financial result. The Company contracts derivative financial instruments to hedge this net foreign exchange exposure, as per Explanatory Note 23.2.1 to the Interim Financial Information. In 2Q25, the net effect of exchange rate variations on monetary assets and liabilities and derivatives to hedge the balance sheet's exchange rate exposure totaled -R$82 million and monetary gains related to Türkiye's hyperinflation had a total impact of +R$45 million. 26 Management Report | 2Q25 22 -Source: B3 –Brasil, Bolsa, Balcão 23 -Source: B3 –Brasil, Bolsa, Balcão 4.NET INCOME (LOSS) The Company reported a net profit of R$735 million in 2Q25 versus R$1,094 million in the same period of the previous year, essentially reflecting the increase in operating and financial expenses. Net Income (Million R$)2Q252Q24Chg. % y/y1Q25Chg. % q/qNet Income7351,094(32.8%)1,185(38.0%)Net Margin (%)4.8%7.3%(2.5) p.p.7.6%(2.9) p.p. 1T24 Relatório da Administração 5.ADJUSTED EBITDA 27 6.CASH FLOW *The free cash flow statement above does not follow the same methodology as the accounting cash flow statement presented in the FinancialStatements, see reconciliation on page 28 of this report. Management Report | 2Q25 EBITDA (Million R$)2Q252Q24Chg. % y/y1Q25Chg. % q/qConsolidated Net Income7351,094(32.8%)1,185(38.0%)Income Tax and Social Contribution149219(32.0%)242(38.4%)Net Financial69639078.4%45752.2%Depreciation and Amortization8848662.0%8385.4%EBITDA 2,4642,569(4.1%)2,723(9.5%)EBITDA Margin (%)16.0%17.2%(1.2) p.p.17.6%(1.5) p.p.Effects of Hyperinflation38(66)157.8%3024.2%Income from Associates and Joint Ventures13.6(85.8%)(2)128.4%Climatic Events - RS (0)113n.m.1(119.4%)Adjusted EBITDA2,5022,621(4.5%)2,753(9.1%)Adjusted EBITDA Margin (%)16.3%17.6%(1.3) p.p.17.7%(1.5) p.p.Free Cash Flow (Million R$)2Q252Q241Q25LTMAdjusted EBITDA2,5022,6212,75311,026Working Capital848(461)1,1221,761Δ Accounts Receivable966(1,056)7381,473Δ Inventories(582)(124)45(841)Δ Suppliers4647183391,129Other variations(808)255(258)(316)Cash Flow from Operating Activities2,5422,4143,61712,471CAPEX with IFRS16(1,081)(784)(975)(3,836)Cash Flow from Operations with Capex1,4611,6302,6428,635M&A and Sale of Assets(219)29(509)(754)Cash Flow from Investments(1,301)(756)(1,484)(4,590)Cash - Financial Results(249)(193)(245)(1,022)Interest Income2941942871,106Interest Expenses(261)(350)(539)(1,777)Derivatives (cash)27(48)5225FX Variation on Cash and Cash Equivalents(212)467(406)(137)Cash Flow from Financing Activities(400)69(852)(1,805)Free Cash Flow8421,7281,2826,076Shares Buyback/IoC0(213)(417)(2,501)Free Cash Flow8421,5158653,575New Debt Amortizations1,0071,23415(265)Cash Variations1,8492,7508803,310 Free cash flow reached R$842 million in 2Q25, R$886 million less than in the same period of the previous year. Disregarding disbursements with M&A and exchange rate effects, the amount would have reached R$1,281 million, representing a cash conversion of 51%. Below is a breakdown of the components of the free cash flow. FreeCashFlow 1T24 Relatório da Administração Operating cash generation totaled R$2,542 million in 2Q25, a result driven by solid operating performance and the shortening of the financial cycle, which favored more efficient cash conversion. The amount shows an increase of R$128 million compared to 2Q24, a variation that was partially offset by the higher disbursement with variable remuneration in 2Q25. The company's cash conversion cycle ended 2Q25 at -13.3 days, down 18.5 days on 2Q24. The maintenance of a negative financial cycle has been favored by the higher balance payable to suppliers, longer terms for Capex and good efficiency in inventory turnover despite the challenges posed by market restrictions associated with avian flu. Operating Cash Flow and Cash Conversion Cycle 28 Among the main projects in 2Q25 are the following: Cash flow from investments totaled R$1,301 million in 2Q25, an increase of R$545 million compared to the same period last year due to higher Capex disbursements of R$ 297 million and the acquisition of the plant in Henan (China). In the quarter, R$449 million was earmarked for growth, efficiency and support; R$ 394 million for biological assets and R$239 million for leasing and others, as shown in the table below: InvestmentCashFlow • Strategic investments in production units are underway, according to the established schedules, with afocus on market diversification, commercial flexibility and expanding the supply of processed products.These initiatives are aimed at both domestic and foreign markets, with the Kezad (United Arab Emirates),Concórdia (SC), Lucas do Rio Verde (MT) and Videira (SC) units standing out. Growth Management Report | 2Q25 *Amount referring to the acquisition of the factory in Henan, China, represented by fixed assets, cash and taxes to be recovered. CAPEX (Million R$)2Q252Q24Chg. % y/y1Q25Chg. % q/qGrowth(133)(14)850.0%(88)51.1%Efficieny(59)(53)11.3%(56)5.4%Support(257)(139)84.9%(239)7.5%Biological Assets(394)(345)14.2%(367)7.4%Commercial Lease and Others(239)(233)2.6%(225)6.2%Total(1,081)(784)37.9%(975)10.9%Total M&A and sales of assets(219)29(869.4%)(509)(56.9%)Total - CAPEX + M&A and sales of assets(1,301)(756)72.2%(1,484)(12.4%) 1T24 Relatório da Administração • Improved agricultural efficiency and reduced costs at feed mills, especially at the Toledo - PR, Arroio doMeio - RS and Francisco Beltrão - PR units; • Projects in poultry factories to improve the yield of raw materials and the implementation of dynamicweighing systems and post-evisceration washing cabins, especially at the production units in Toledo - PR,Capinzal - SC and Dourados - MS; • Projects at pork factories to improve the yield of raw materials, especially at the production units in Toledo -PR, Rio Verde - MT and Uberlândia - MG; • Projects in industrialized products factories to improve the yield of finished products, especially at theproduction units in Tatuí - SP, Concórdia - PR and Toledo - PR; • Progress in the digital journey with tools for efficient management in logistics, sales and planningprocesses; and • Efficiency of energy resources at the Chapecó - SC and Toledo - PR plants. Efficiency • Adaptation of units and offices to standards and legislation, renewal of operating licenses, replacement ofdepreciated assets, recovery of damaged assets and improvements in working conditions, in particularinvestments in the following units: Uberlândia - MG, Carambeí - PR, Concórdia - SC, Videira - SC, Toledo - PR,Serafina Correia - RS and Lajeado - RS. • Continued renewal of licenses needed to maintain the Company's activities and update management andoperational support resources related to Information Technology; and • Maintenance of forestry and poultry transport operations. Support 29 *Composed of Loans and Net Derivative Instruments. *The cash considered is composed of Cash and Cash Equivalents, Financial Investments, and Restricted Cash. 7.INDEBTEDNESS In 2Q25, net interest expenses and financial expenses with a cash effect showed a reduction of R$135 million compared to 2Q24, driven mainly by the higher liquidity position between periods and the drop in interest paid, reflecting the lower exposure of debt indexed to the CDI, in addition to the amortization of bilateral debts concentrated in the second half of 2024. This gain was mitigated by the increase in the adjustment to present value of the balance payable to suppliers. When incorporating the exchange rate effects of balance sheet hedging derivatives and the Exchange Variation in Cash and Cash Equivalents, the financial cash flow had a cash consumption of R$400 million in 2Q25, R$469 million lower than in the same period of the previous year. FinancialCashFlow Management Report | 2Q25 CurrentNon-currentTotalTotalΔ %TotalΔ %Local Currency(398)(9,339)(9,737)(8,613)13.1%(10,590)(8.1%)Foreign Currency*(1,374)(9,073)(10,448)(10,969)(4.8%)(11,490)(9.1%)Gross Debt(1,772)(18,413)(20,185)(19,582)3.1%(22,079)(8.6%)Cash Investments**Local Currency8,748838,8317,07624.8%8,02610.0%Foreign Currency6,3612576,6186,5241.4%5,12129.2%Total Cash Investments15,10934015,44913,60013.6%13,14717.5%Net Debt13,337(18,072)(4,735)(5,982)(20.8%)(8,932)(47.0%)At 06.30.2024At 03.31.2025Debt (Million R$)At 06.30.2025 1T24 Relatório da Administração 30 Rating Amortizations for the quarter totaled R$317 million, allocated to (i) bilateral lines - R$287 million; and (ii) working capital lines - R$31 million. Borrowings in 2Q25 totaled R$1,325 million, mainly due to the issue of R$1.25 billion in Agribusiness Receivables Certificates - CRA in April 2025 and working capital lines of R$0.5 billion. The average term of debt ended 2Q25 at 8.2 years, an increase of 0.1 year compared to 1Q25. Net debt totaled R$4,735 million in 2Q25, a reduction of R$1,247 million compared to 1Q25. The company's net leverage, measured by the ratio of net debt to Adjusted EBITDA over the last twelve months, reached 0.43x in 2Q25 versus 0.54x in 1Q25 (equivalent leverage in USD reached 0.53x in 2Q25 versus 0.69x in 1Q25). After the end of the quarter, on August 5, 2025, the company concluded its seventh issue of simple, non-convertible, unsecured debentures, in up to 5 series, for private placement, in the total amount of R$2,000 million, with series maturing in 4, 7, 10, 15 and 20 years. The debentures were privately placed with ECO Securitizadora de Direitos Creditórios do Agronegócio S.A. (“Securitizadora”), within the scope of its 403rd issue of agribusiness receivables certificates (“CRA”), backed by agribusiness credit rights, for distribution to the general public. This transaction is in line with the company's debt profile management strategy, optimizing the term/cost ratio of its debt instruments. The proforma calculation of the average debt maturity, considering this new issue, is 8.3 years. In the normal course of business, the Company may consider, from time to time, the repurchase of any of its senior unsecured notes (bonds), debentures or CRA, subject to market conditions, as an alternative to reduce the cost of capital and better equalize the exchange rate indexation of the debt profile. Such repurchases can also take place, through open market transactions. In accordance with applicable laws, such transactions may be carried out at any time and the Company has no obligation to acquire any specific amount of the aforementioned securities. The Company reiterates that it has no financial leverage restrictive covenants and reaffirms its commitment to disciplined management of its capital structure, liquidity, and leverage. Management Report | 2Q25AgencyDomesticOutlookGlobalOutlookStandard & Poor´sAAA(bra)StableBB+StableFitch RatingsAAA(bra)StableBB+PositiveMoody‘s Investors Service--Ba2Stable 1T24 Relatório da Administração ClimateChange Recognition on the 2024 “List A” of Supplier Engagement by the CDP - Carbon Disclosure Project - demonstrating the company's leadership in the management of greenhouse gas (GHG) emissions. WasteandPackaging Qualy offsets the emissions from the “Tudo de Qualy Pra Você” digital campaign and receives the Carbon Free seal for the first time, in line with the brand's strategy, which already recycles the equivalent of 100% of the plastic used in its packaging. ESG HIGHLIGHTS Management Report | 2Q25 SocialResponsibility In April, the BRF Institute promoted the “Educação para o Futuro” (Education for the Future) volunteering campaign. The initiative directly benefited more than 5,000 people through the revitalization of educational spaces and dynamics with young people about their professional future and the job market. Governance Publication of the 5th Transparency and Integrity Report, highlighting the commitment to ethics and compliance. 31 1T24 Relatório da Administração ANNEXES ConsolidatedIncomeStatement 32 Management Report | 2Q25 Statements of Income (Loss) (Million R$)2Q252Q24Chg. % y/y1Q25Chg. % q/qNet Operating Revenues15,36514,9302.9%15,512(1.0%)Cost of Sales(11,271)(11,000)2.5%(11,459)(1.6%)% of the NOR(73.4%)(73.7%)0.3 p.p.(73.9%)(0.5) p.p.Gross Profit4,0943,9304.2%4,0531.0%% of the NOR26.6%26.3%0.3 p.p.26.1%0.5 p.p.Operating Expenses(2,395)(2,210)8.4%(2,166)10.6%% of the NOR(15.6%)(14.8%)(0.8) p.p.(14.0%)1.6 p.p.Operating Income1,6981,720(1.2%)1,887(10.0%)% of the NOR11.1%11.5%(0.5) p.p.12.2%(1.1) p.p.Other Operating Results(118)(13)(821.9%)(4)(2866.0%)Income from Associates and Joint Ventures(1)(4)85.9%2(128.3%)EBIT1,5801,703(7.2%)1,885(16.2%)% of the NOR10.3%11.4%(1.1) p.p.12.1%(1.9) p.p.Net Financial Expenses(696)(390)(78.4%)(457)(52.2%)Income before Taxes8841,313(32.7%)1,427(38.1%)% of the NOR5.8%8.8%(3.0) p.p.9.2%(3.4) p.p.Income Tax and Social Contribution(149)(219)(32.0%)(242)38.4%% of Income before Taxes(16.9%)(16.7%)(0.2) p.p.(17.0%)(0.1) p.p.Net Income - Continued Op.7351,094(32.8%)1,185(38.0%)% of the NOR 4.8%7.3%(2.5) p.p.7.6%(2.9) p.p.EBITDA2,4642,569(4.1%)2,723(9.5%)% of the NOR16.0%17.2%(1.2) p.p.17.6%(1.5) p.p.Adjusted EBITDA 2,5022,621(4.5%)2,753(9.1%)% of the NOR16.3%17.6%(1.3) p.p.17.7%(1.5) p.p. 1T24 Relatório da Administração ConsolidatedBalanceSheet 33 Management Report | 2Q25 Statements of Financial Position - Assets (Million R$)06.30.2512.31.24Current AssetsCash and cash equivalents14,14611,165Marketable securities948894Trade receivables3,9036,075Notes receivable2332Inventories6,9776,728Biological assets3,0502,845Recoverable taxes2,5692,214Derivative financial instruments39163Prepaid expenses350176Advances215114Restricted cash15276Assets held for sale 23Other current assets275244Total Current Assets32,86430,830Non-Current AssetsLong-term assets9,2299,974Marketable securities275324Trade and other receivables2223Notes receivable88Recoverable taxes4,3124,545Deferred income taxes1,7352,331Judicial deposits376422Biological assets1,8601,787Derivative financial instruments422252Restricted cash6561Other non-current assets153221Investments596129Property, Plant and Equipment15,17415,068Intangible6,4306,673Total Non-Current Assets31,42931,8450Total Assets64,29362,675 1T24 Relatório da Administração ConsolidatedBalanceSheet 34 Management Report | 2Q25 Balance Sheet - R$ Million06.30.2512.31.24Current LiabilitiesLoans and borrowings2,0431,230Trade accounts payable14,64713,558Lease liability9391,015Payroll, related charges and employee profit sharing1,3561,557Taxes payable8311,142Derivative financial instruments121383Provision for tax, civil and labor risks731693Employee benefits9095Customer advances369476Other current liabilities538672Total Current Liabilities21,66520,821Non-Current LiabilitiesLoans and borrowings18,70319,510Trade accounts payable112Lease liability3,1782,978Taxes payable 7178Provision for tax, civil and labor risks1,5441,539Deferred income taxes232Employee benefits454467Derivative financial instruments132236Other non-current liabilities421533Other non-current liabilities24,52625,355Total Liabilities46,19146,176EquityCapital13,34913,349Capital reserves2,7632,763Profit reserves2,0792,079Other equity transactions(164)(142)Accumulated gains1,8650Treasury shares(1,724)(1,346)Other comprehensive loss(1,323)(1,619)Attributable to controlling shareholders16,84615,086Non-controlling interests1,2551,414Total Equity18,10216,4990Total Liabilities and Equity64,29362,675 1T24 Relatório da Administração The table below shows the reconciliation between the accounting cash flow view and the managerial free cash flow (page 20 of this report). 1The variations in Cash Accounting and Managerial Cash have different methodologies for determining the group of accounts that make up cash: Cash Accounting variation considers the variation in the Cash and Cash Equivalents account, while Managerial Cash variation considers the variation in the accounts of Cash and Cash Equivalents, Financial Investments, and Restricted Cash. Consolidated Statement of Cash Flows 35 Management Report | 2Q25 Statements of Cash Flows (R$ Milions)2Q252Q241Q25Income (loss) from continuing operations7351,0941,185Adjustments to reconcile net income to cash generated1,9751,6011,672Changes in balance sheet balances495(375)816Trade accounts receivable1,098(787)883Inventories(583)22(3)Biological assets - current(103)67(144)Trade accounts payable8232380Cash generated by operating activities3,2052,3203,674Interest received215137154Other operating assets and liabilities(845)(191)(214)Net cash provided by operating activities2,5742,2663,613Additions to property, plant and equipment(568)(138)(328)Additions to biological assets - non-current(417)(360)(390)Proceeds from disposals of property, plant, equipments and investment8292Additions to intangible assets(110)(67)(48)Other assets and liabilities from investing activities212(840)(538)Net cash used in investing activities(875)(1,376)(1,302)Proceeds from debt issuance1,3252,068109Repayment of debt(317)(882)(94)Payment of interest(247)(234)(486)Payment of interest derivatives - fair value hedge(14)(68)(53)Buyback Program0(213)(417)Payment of lease liabilities(213)(220)(209)Net cash provided by (used in) financing activities533451(1,149)Effect of exchange rate variation on cash and cash equivalents(138)549(275)Net increase (decrease) in cash and cash equivalents2,0941,891887Reconciliation of Consolidated Cash Flow vs. Managerial Cash Flow 2Q25Variation of accounting cash 2Q25APV e DerivativesCommercial leasingFX Variation on CashFX Variation on Cash EquivalentsInterest Income and Others(+) Funding and AmortizationWithdrawals and Applications(+) Shares Buyback/IoCManagerial cash variation1 2Q25(-) Funding and Amortization(+) Shares Buyback/IoCFree Cash Flow 2Q25Cash Flow from Operanting Activities2,574 134 - - - (165) - (1) - 2,542 - - 2,542 Cash Flow from Investments(875) - (213) - - (0) - (212) - (1,301) - - (1,301) Cash Flow from Financing Activities 533 (134) 213 (138) (73) 207 (1,007) - - (400) 1,007 - 608 Exchange variation on cash and cash equivalents(138) - - 138 - - - - - - - - - Total2,094 - - - (73) 42 (1,007) (213) - 842 1,007 - 1,849 1T24 Relatório da Administração ABOUT US 1T24 Relatório da Administração FULLY INTEGRATED BUSINESS MODEL FROM FARM TO TABLE 37 ~8.4k integrated producers responsible for the farming of the animals. Vertical integration system in line with BRF’s Global Animal Welfare Program. +9.000 kton of feed and Premix produced in 24 units in Brazil. +530,000 deliveries per month. ~60,000 containers exported to ~120 countries. +440k customers. ~100,000 employees worldwide. Grain Feed Farm Facility Distribution Point of sale 1 2 3 4 5 6 Present in ~120 countries. Market share 40.6% in Brazil 36.2% in the Gulf countries 24.1% in Türkiye 7 Consumer Poultry ~6MM heads/day of slaughtering capacity. Pork ~40k heads/day of slaughtering capacity. Modern industrial platform, strategically located close to the main producing regions of grains and consumer markets. 45 industrial facilities around the globe, producing +5mm tons of food per year. Largest corn and soybean meal consumer in Brazil with 100% traceability of grain suppliers. Management Report | 2Q25 1T24 Relatório da Administração Global cost-efficient operation, with modern and strategically located facilities 101 45 INDUSTRIAL FACILITIES DISTRIBUTION CENTERS OUR GLOBAL OPERATIONS 38 Management Report | 2Q25 1T24 Relatório da Administração PET IN NATURA INGREDIENTS PROCESSED FOODS Poultry and Pork Ready meals, sausages, franks, cold cuts and spreads Viscera flour, fats and hydrolyzed Dry and moist food and snacks for dogs and cats BRF has a broad portfolio with synergies among segments OUR PRODUCTS 39 Management Report | 2Q25 1T24 Relatório da Administração Perdigão is the MOST PRESENT FOOD BRAND in Brazilian homes Qualy is a TOP-SELLING MARGARINE BRAND In Brazil MOST VALUABLE AND PREFERRED BRAZILIAN BRAND by consumers in the food sector Sadia and Qualy are TOP OF MIND BRANDS for +10 consecutive years TOP OF MIND PREFERRED BRANDS IN BRAZIL WINNING together, in Christmas dinners, Smoked sausage, and Margarines MARKET SHARE in Processed products 40.6% 40 Management Report | 2Q25 1T24 Relatório da Administração DISTRIBUTION CONTROL in key markets VAST PORTFOLIOOF BRANDS with high share of processed food LEADERSHIP OVER DECADES IN THE HALAL MARKET 36.2% In the GCC 24.1% in Türkiye MARKET SHARE 41 Management Report | 2Q25 1T24 Relatório da Administração Fabio Luis Mendes MarianoChief Financial and Investor Relations Officer Leticia VaccaroE-mail: leticia.vaccaro@brf.com Fernanda CoutinhoE-mail: fernanda.coutinho@brf.com Leonardo SquariziE-mail: leonardo.squarizi@brf.com Bruno CunhaE-mail: bruno.cunha@brf.com João ValeE-mail: joao.vale@brf.com IR CONTACT Investor Relations Website:https://ri.brf-global.com/ Investor Relations Phone: +55 (11) 23225377 E-mail: acoes@brf.com Press E-mail: imprensa@brf.com 42 Management Report | 2Q25

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1.	Company’s Operations

BRF S.A. (“BRF”), and its subsidiaries (collectively the “Company”) is a publicly traded company, listed on the segment Novo Mercado of Brasil, Bolsa, Balcão (“B3”), under the ticker BRFS3, and listed on the New York Stock Exchange (“NYSE”), under the ticker BRFS. The Company’s registered office is at 475 Jorge Tzachel Street, Fazenda District, Itajaí - Santa Catarina and the main business office is in the city of São Paulo. The Company’s direct parent company is Marfrig Global Foods S.A. (“Marfrig”).

BRF is a Brazilian multinational company, with global presence, which owns a comprehensive portfolio of products, and it is one of the world’s largest companies of food products. The Company operates by raising, producing and slaughtering poultry and pork for processing, production and sale of fresh meat, processed products, pasta, margarine, pet food and others.

The Company holds as main brands Sadia, Perdigão, Qualy, Chester®, Kidelli, Perdix, Banvit, Biofresh and Gran Plus, present mainly in Brazil, Türkiye and Middle Eastern countries.

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1.1.	Equity interest
				% Equity interest
Entity		Main activity	Country	06.30.25	12.31.24
Direct subsidiaries
BRF Energia S.A.		Commercialization of eletric energy	Brazil	100.00	100.00
BRF Foods UK Ltd.		Administrative and marketing services	England	100.00	100.00
BRF GmbH		Holding	Austria	100.00	100.00
BRF Pet S.A.		Industrialization, commercialization and distribution of feed and nutrients for animals	Brazil	100.00	100.00
MBR Investimentos Ltda.		Holding, management of companies and assets	Brazil	100.00	100.00
Sadia Alimentos S.A.U.		Holding	Argentina	100.00	100.00
Sadia Uruguay S.A.		Import and commercialization of products	Uruguay	100.00	100.00

Indirect subsidiaries
Al Khan Foodstuff LLC ("AKF")	(a)	Import, commercialization and distribution of products	Oman	70.00	70.00
Al-Wafi Al-Takamol International for Foods Products		Import and commercialization of products	Saudi Arabia	100.00	100.00
Al-Wafi Food Products Factory Sole Propr. LLC		Import, export, industrialization and commercialization of products	UAE (1)	100.00	100.00
Badi Ltd.		Holding	UAE (1)	100.00	100.00
Banvit Bandirma Vitaminli Yem Sanayii AS		Import, industrialization and commercialization of products	Turkey	91.71	91.71
BRF Arabia Holding Company JSC		Holding	Saudi Arabia	70.00	70.00
BRF Arabia Food Industry Ltd.		Preparation and preservation of meat, fish, crustaceans and mollusks and production of oils and animal and plant based fats	Saudi Arabia	100.00	100.00
BRF Foods GmbH	(d)	Industrialization, import and commercialization of products	Austria	-	100.00
BRF Foods LLC		Industrialization, import and commercialization of products	UAE (1)	100.00	100.00
BRF Global Company Nigeria Ltd.		Marketing and logistics services	Nigeria	100.00	100.00
BRF Global Company South Africa Proprietary Ltd.		Administrative, marketing and logistics services	South Africa	100.00	100.00
BRF Global GmbH		Holding and trading	Austria	100.00	100.00
BRF Japan KK		Marketing and logistics services, import, export, industrialization and commercialization of products	Japan	100.00	100.00
BRF Korea LLC		Marketing and logistics services	Korea	100.00	100.00
BRF Kuwait Food Supply Management Co.	(a)	Import, commercialization and distribution of products	Kuwait	49.00	49.00
BRF Shanghai Management Consulting Co. Ltd.		Provision of consultancy and marketing services	China	100.00	100.00
BRF Shanghai Trading Co. Ltd.		Import, export and commercialization of products	China	100.00	100.00
BRF (Henan) Food Co. Ltd.	(g)	Import, production and commercialization of products	China	100.00	-
BRF Singapore Foods PTE Ltd.		Administrative, marketing and logistics services	Singapore	100.00	100.00
Eclipse Holding Cöoperatief U.A.		Holding	The Netherlands	100.00	100.00
Federal Foods LLC	(a)	Import, commercialization and distribution of products	UAE (1)	49.00	49.00
Federal Foods Qatar	(a)	Import, commercialization and distribution of products	Qatar	49.00	49.00
Hercosul Alimentos Ltda.	(c)	Manufacturing and sale of animal feed	Brazil	-	100.00
Hercosul Distribuição Ltda.	(c)	Import, export, wholesale and retail sale of food products for animals	Brazil	-	100.00
Hercosul International S.R.L.		Manufacturing, export, import and sale of feed and nutrients for animals	Paraguay	100.00	100.00
Hercosul Soluções em Transportes Ltda.		Road freight	Brazil	100.00	100.00
Joody Al Sharqiya Food Production Factory LLC		Import and commercialization of products	Saudi Arabia	100.00	100.00
Mogiana Alimentos S.A.		Manufacturing, distribution and sale of Pet Food products	Brazil	100.00	100.00
One Foods Holdings Ltd.		Holding	UAE (1)	100.00	100.00
ProudFood Lda.		Import and commercialization of products	Angola	100.00	100.00
Sadia Chile SpA		Import, export and commercialization of products	Chile	100.00	100.00
TBQ Foods GmbH		Holding	Austria	60.00	60.00

Affiliated
Addoha Poultry Company	(e)	Industrialization and commercialization of products	Saudi Arabia	26.00	-
Al Samina Agricultural Production Company	(e)	Broiler chicken farming	Saudi Arabia	100.00	-
PlantPlus Foods LLC	(f)	Management of assets	Brazil	30.00	-
PlantPlus Foods Brasil	(f)	Management of assets	Brazil	0.10	-
Potengi Holdings S.A.	(b)	Holding	Brazil	50.00	50.00
PR-SAD Administração de Bem Próprio S.A.		Management of assets	Brazil	33.33	33.33

(1) UAE – United Arab Emirates.

(2) EUA – United States of America.

(a)	For these entities, the Company has agreements that ensure full economic rights, except for AKF, in which the economic rights are of 99%.
(b)	Affiliate with subsidiary of Auren Energia S.A. in which the economic participation is 24% (note 12).
(c)	On January 2, 2025, the subsidiaries Hercosul Alimentos Ltda. and Hercosul Distribuição Ltda. were merged into Mogiana Alimentos S.A.
(d)	On February 1, 2025, BRF Foods GmbH was merged into BRF GmbH.
(e)	On January 14, 2025, a shareholders' agreement was signed, ensuring effective participation in the administration of Addoha. Al Samina is a wholly owned subsidiary of Addoha.
(f)	On January 23, 2025, the transfer of shares in PlantPlus LLC and PlantPlus Brasil to BRF was finalized.
(g)	On April 30, 2025, the transaction was completed, which was not characterized as a business combination, since it exclusively involved the acquisition of assets.

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Location of Subsidiaries, Affiliates and Join Ventures

1.2.	Incident at the plant in Carambeí - PR

On August 1st, 2024, the Company informed its shareholders and the market in general that a fire had occurred in part of its Carambeí - PR unit. There were no fatalities and all employees were safe. In the same month, the Company was able to gradually resume operations at the unit.

Due to the fire, the Company recognized in its results for the period expenses mainly related to losses in the production process, expenses for structural and equipment recovery, as well as partial reimbursement of the claim received from insurers, generating a practically neutral impact for the period ended on June 30, 2025.

The Company has insurance policies for events of this nature and continue in the process of regulating this claim in Carambeí - PR.

1.3.	Acquisition of stake in Addoha Poultry Company

On October 31, 2024, BRF Arabia Holding Company (“BRF Arabia”), joint venture 70% owned by BRF and 30% by Halal Products Development Company, a wholly owned subsidiary of the Public Investment Fund da Arabia Saudita (“PIF”), has entered into a binding agreement to acquire 26% da Addoha Poultry Company, a company that operates in the slaughtering of poultry in the Kingdom of Saudi Arabia.

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On January 14, 2025, a shareholders' agreement was signed between BRF Arabia and the current shareholders of Addoha, ensuring effective participation in the company's management and allowing the know-how of BRF and HPDC to contribute to maximizing synergies between the entities. On this date, the acquisition was concluded, and of its total value of SAR316,200 (equivalent to R$511,105), R$188,351 was recorded as investment and R$322,754 was recorded as goodwill for future profitability expectations.

Since Addoha is an associate of BRF Arabia, and due to the significant influence in this associate, the investment was accounted for using the equity method.

1.4.	Acquistion of processed foods factory in Henan Province in China

On November 20, 2024, BRF GmbH, a wholly owned subsidiary of the Company, has signed a binding agreement with Henan Best Foods Co. Ltd., a subsidiary of the OSI Group, a U.S.-based company specializing in food processing, to acquire a processed foods factory in Henan Province, China.

On April 30, 2025, the transaction was closed for a total amount of USD 44,986 (equivalent to BRL 254,630 on that date), using funds previously recorded as Restricted Cash. This did not constitute a business combination, as it involved only an asset acquisition. On June 23, 2025, BRF GmbH carried out a capital increase of CNY 70,000 (equivalent to BRL 53,816) to support the expansion of this new operation.

The factory has two food processing lines with an annual capacity of 28,000 tons and the potential to expand to two additional lines. The acquisition solidifies the company's presence in the Chinese market and consolidates its ability to serve customers in the region.

1.5.	Term sheet Gelprime

On December 17, 2024, MBR Investimentos Ltda. (“MBR”), a company wholly controlled by BRF, signed a term sheet with Viposa Participações Ltda., Indústria e Comércio de Couros Britali Ltda., and Vanz Holding Ltda., current holders of 100% of the capital stock of Gelprime Indústria e Comércio de Produtos Alimentícios Ltda. (“Gelprime”), a company engaged in the production, commercialization, and distribution of gelatin and collagen through the processing of animal-origin raw materials.

The term sheet sets forth the main terms and conditions for the acquisition, by MBR, of a 50% equity interest in Gelprime (“Acquisition”) for R$312,500, subject to potential adjustments.

Following the term sheet, on March 14, 2025, an Investment Agreement was executed, additionally providing that the acquisition will be structured through a combination of share subscription and purchase and sale transactions, which may be subject to adjustments. Depending on Gelprime’s performance over the next three years, the purchase price may be increased by up to USD13,600, equivalent to R$78,082 on the date of the Investment Agreement. On the same date, BRF made an advance for future capital increase (AFAC) to MBR in the amount of R$60,000 (note 12.1), which was used to make an initial advance for the full acquisition amount.

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The acquisition was approved without reservations by the Administrative Council for Economic Defense (“CADE”) on June 23, 2025. Completion of the transaction is subject to the fulfillment of certain customary conditions precedent, including the conversion of Gelprime into a joint stock company.

On August 1, 2025, the First Amendment to the Investment Agreement was signed, through which MBR subscribed one hundred new shares of Gelprime (already converted into a joint stock company) as a capital increase, in the amount of R$3, and made a payment of R$100,457 as an AFAC, which will be converted into capital stock on the acquisition closing date.

1.6.	Factory in Jeddah/Saudi Arabia

On April 21, 2025, the Board of Directors approved an investment of approximately USD 160,000, equivalent to R$919,840, for the construction of a new processed products factory in Jeddah, Saudi Arabia. The investment will be made by BRF Arabia Holding Company, a subsidiary of the Company and the vehicle for the joint venture with Halal Products Development Company, a wholly owned subsidiary of the Public Investment Fund (PIF). On June 17, 2025, BRF Arabia Holding Company carried out a capital increase of SAR 150,000 (equivalent to R$224,159 on that date) in BRF Arabia Food Industry Ltd., the subsidiary that will own the new factory, thereby continuing the Company’s expansion process in the Halal market.

The new factory will have a production capacity of approximately 40,000 tons per year of processed poultry and beef products. The project will allow BRF to increase its local production from 17,000 to up to 57,000 tons per year, capturing the growing demand in the regional market and from global accounts, as well as solidifying its strategic partnership with Saudi Arabia.

1.7.	Merger of Shares between Marfrig and BRF

On May 15, 2025, Marfrig and BRF (together, the “Companies”) announced to their shareholders and the market in general the execution and approval, in meetings held by the Boards of Directors of both Companies, of the “Protocol and Justification for the Merger of Shares Issued by BRF S.A. by Marfrig Global Foods S.A.” (the “Protocol”), which sets forth the terms and conditions applicable to the merger of shares issued by BRF by Marfrig (the “Transaction”).

On June 17 and July 11, 2025, BRF informed its shareholders and the market in general that the Brazilian Securities and Exchange Commission (“CVM”), in response to requests for interruption and postponement of the Extraordinary General Meeting (“EGM”) initially scheduled for June 18, 2025 and rescheduled for July 14, 2025, granted postponement requests for a period of 21 days from the date of availability of the additional information requested. Accordingly, BRF made the requested additional information available and convened the EGM for August 5, 2025, to deliberate on the Transaction.

On August 5, 2025, as disclosed in a Joint Material Fact, through EGMs held on the same date, the shareholders of Marfrig and BRF approved, among other matters, the merger of shares issued by BRF by Marfrig. With this step completed, the 30-day legal period for exercising the Right of Withdrawal begins, applicable to shareholders of both Companies. The conclusion of the Transaction remains subject to final approval by CADE.

1.8.	Seasonality

During the months of November and December of each year, the Company is impacted by seasonality in the Brazil operating segment due to Christmas and New Year’s Celebrations. The products that are relevant contributors are: Türkiye, Chester®, ham and pork cuts (hind leg/pork loin).

In the International operating segment, seasonality is due to Ramadan, which is the holy month of the Muslim calendar. The beginning of Ramadan depends on the beginning of the moon cycle and, in 2025, occurred between February 28, 2025, and March 29, 2025.

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2.	Basis of preparation and presentation of interim financial information

The Parent Company’s and Consolidated interim financial information were prepared in accordance with i) the accounting practices adopted in Brazil, which include those included in Brazilian corporate legislation and the pronouncements, guidelines, and technical interpretations issued by the Accounting Pronouncements Committee (“CPC”) and approved by the Federal Accounting Council (“CFC”) and the Securities and Exchange Commission (“CVM”), in accordance with CPC 21 (R1) – Interim Financial Statements, and ii) international financial reporting standards (“IFRS”), IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board (“IASB”). IFRS comprises International Accounting Standards, interpretations by the International Financial Reporting Interpretations Committee (IFRIC) and the Standing Interpretations Committee (SIC).

In accordance with OCPC 07 - Disclosure in General Purpose Accounting and Financial Reports, all relevant information specific to the financial statements, and only that information, is being disclosed, and corresponds to that used by Management in its management.

The Parent Company’s and Consolidated interim financial information are expressed in thousands of Brazilian Reais (“R$”), unless otherwise stated. For disclosures of amounts in other currencies, the values are also expressed in thousands, unless otherwise stated.

The preparation of the Parent Company’s and Consolidated interim financial information requires management to make judgments, use estimates, and adopt assumptions that affect the reported amounts of revenues, expenses, assets, and liabilities, as well as the disclosures of contingent liabilities. The uncertainty inherent to these judgments, assumptions, and estimates could result in material adjustments to the carrying amount of certain assets and liabilities in future periods.

Any judgments, estimates, and assumptions are reviewed at each reporting period.

The Parent Company’s and Consolidated interim financial information were prepared based on the recoverable historical cost, except for the items maintained at fair value as described in note 3.4 of the Financial Statements for the year ended on December 31, 2024.

The Company prepared its Parent Company’s and Consolidated interim financial information under the going concern assumption and disclosed all relevant information in its explanatory notes, in order to clarify and complement the accounting basis adopted.

3.	Summary of material accounting policies

The individual and consolidated interim financial information, in this case, interim financial information, is intended to provide an update based on the latest complete annual financial statements. Therefore, it focuses on new activities, events, and circumstances and does not repeat previously disclosed information, except when management deems it relevant to maintain certain information.

The interim financial information presented here was prepared based on the material accounting policies and methods of calculating estimates adopted in the preparation of the annual financial statements for the year ended December 31, 2024, in a uniform manner for all entities of the group and consistent across all periods presented.

The material accounting policies applied in the preparation of this interim financial information have been included in the respective explanatory notes and are consistent across all periods presented.

48

Interim Financial Information, Individual and Consolidated | June 30, 2025

3.1.	Hyperinflationary Economies

The Company has subsidiaries in Argentina and Türkiye, countries considered to have hyperinflationary economies.

For the Turkish subsidiary, the inflation rate for the period ended June 30, 2025 was 16.7%. In the consolidated information for the period ended June 30, 2025, the hyperinflation adjustment impacted the Income (Loss) before Financial Results in R$(119,112) (R$(22,244) in the same period of the previous year), and a revenue was recognized that impacted the Financial Result in R$98,212 (R$98,223 in the period ended June 30, 2024) and the Net Income (Loss) in R$30,972 (R$57,125 in the same period of the previous year).

For the Argentine subsidiary, the inflation rate for the period ended June 30, 2025 was 15,0%, and the hyperinflation adjustment impacted the Income (Loss) before Financial Results in R$222 (R$(383) in the same period of the previous year), the Financial Result in R$5,166 (R$(2,842) in the period ended June 30, 2024) and the Net Income (Loss) in R$(2,391) (R$(7,714) in the same period of the previous year).

3.2.	Standards issued but not yet effective

The following amendments to standards have been issued and approved by the IASB and CVM but are not yet effective for the fiscal year 2025:

•	CVM Resolution No. 193/23, with amendments introduced by CVM Resolution No. 219/24 and CVM Resolution No. 227/25 - Provides for the preparation and disclosure of the sustainability-related financial information report, based on the international standard issued by the International Sustainability Standards Board (“ISSB”) – Implementation on January 1, 2026;

•	Amendments to IFRS 18: Presentation and Disclosure in Financial Statements – Implementation on January 1, 2027;

•	Amendments to IFRS 19: Subsidiaries without Public Accountability: Disclosures – Implementation on January 1, 2027;

•	Tax reform (Complementary Law No. 214/2025) – As a result of Constitutional Amendment No. 132/2023, which changed the National Tax System, Complementary Law No. 214/2025 was enacted, introducing the regulation of the Tax Reform on Consumption. The new legislation establishes the CBS, IBS, and IS taxes, with the progressive replacement of the current PIS, COFINS, ICMS, and ISS taxes by 2033. The transition schedule provides for the replacement of PIS and COFINS by CBS in 2027 and the beginning of the replacement of ICMS and ISS by IBS in 2029.

The main impacts relate to the elimination of tax benefits and the introduction of full non-cumulative taxation, allowing for the full appropriation of credits on purchases of goods and services, without the limitations of the current tax system. Given this scenario, a multidisciplinary technical group was formed with a focus on:

-	Assess fiscal impacts on costs, expenses, and pricing;
-	Map operational, systemic, and contractual adjustments;
-	Ensure compliance with new legislation;
-	Identify opportunities for tax and strategic efficiency.

The group's proactive approach aims to ensure a safe and competitive transition, in line with the Company's governance and sustainability guidelines.

49

Interim Financial Information, Individual and Consolidated | June 30, 2025

The Company and its subsidiaries are monitoring potential impacts that these new standards may bring to the Group and do not expect significant effects, except for IFRS 18 and CVM Resolution No. 193/23.

4.	Cash and cash equivalents
	Average rate (1)	Parent Company		Consolidated
		06.30.25	12.31.24	06.30.25	12.31.24
Cash and bank accounts
Brazilian reais	-	348,673	269,699	379,658	296,529
Saudi riyal	-	-	-	306,545	256,879
U.S. dollar	-	81,135	162,389	560,562	630,990
Euro	-	4,260	4,603	34,949	16,995
Turkish lira	-	-	-	3,455	6,348
Other currencies	-	15,511	78	289,427	170,621
		449,579	436,769	1,574,596	1,378,362
Cash equivalents
In Brazilian reais
Investment funds	14.90	7,757	4,727	7,757	4,727
Off shore note (3)	-	-	-	-	1,501,608
Senior financial note	15.17	512,802	-	512,802	-
Bank deposit certificates	15.05	6,711,955	3,545,946	6,879,725	3,716,958
		7,232,514	3,550,673	7,400,284	5,223,293
In U.S. Dollar
Term deposit	4.93	-	-	4,023,087	2,721,270
Overnight	-	14,886	1,582	14,886	1,582
Other currencies	-
Term deposit (Saudi riyal)	5.64	-	-	308,521	959,103
Term deposit (2)	-	-	-	824,829	881,754
		14,886	1,582	5,171,323	4,563,709
		7,696,979	3,989,024	14,146,203	11,165,364
(1)	Weighted average annual rate.
(2)	Amounts are substantially denominated in Turkish Lira (TRY) at a weighted average annual rate of 48.88% (49.57% on December 31, 2024).
(3)	Represent an investment in a financial institution on the international market with a balance in Brazilian reais (R$), indexed to the DI.

50

Interim Financial Information, Individual and Consolidated | June 30, 2025

5.	Marketable secutities
	WAM (1)	Currency	Average rate (2)	Parent Company		Consolidated
				06.30.25	12.31.24	06.30.25	12.31.24
Fair value through other comprehensive income
National treasury notes (5)	8.30	R$	11.90	910,485	859,029	910,486	859,029
Equity securities (3)	-	USD	-	-	-	13,643	15,481
				910,485	859,029	924,129	874,510
Fair value through profit and loss
Financial treasury bills	0.67	R$	12.13	37,277	35,031	37,277	35,031
Investment funds - FIDC II	1.08	R$	-	18,600	18,450	18,600	18,450
Other	0.08	R$	-	-	-	20	20
				55,877	53,481	55,897	53,501
Amortized cost
Sovereign bonds and other (4)	4.81	USD	6.81	-	-	243,252	289,880
				966,362	912,510	1,223,278	1,217,891
Current				947,762	894,060	947,783	894,080
Non-current (6)				18,600	18,450	275,495	323,811
(1)	Weighted average maturity in years.
(2)	Weighted average annual rate.
(3)	It’s comprised of Aleph Farms Ltd. stocks.
(4)	It’s comprised of private securities and sovereign securities of the Angola Government and are presented net of expected credit losses in the amount of R$23,433 (R$22,530 on December 31, 2024). The amounts are denominated in Bonds in U.S. Dollar at a weighted average annual rate of 6.81% (U.S. Dollar 6.82 on December 31, 2024).
(5)	FVTOCI: Fair Value through Other Comprehensive Income R$33,435.
(6)	Maturity until May of 2035.

On June 30, 2025, the amount of R$25,867 (R$69,753 on December 31, 2024) classified as cash and cash equivalents and marketable securities were pledged as guarantee, with no use restrictions, for future contracts traded on B3.

51

Interim Financial Information, Individual and Consolidated | June 30, 2025

6.	Trade Accounts and Notes Receivable
	Parent Company		Consolidated
	06.30.25	12.31.24	06.30.25	12.31.24
Trade accounts receivable
Domestic market
Third parties	937,169	2,285,150	1,034,710	2,420,942
Related parties	118,184	51,834	9,435	16,402
	1,055,353	2,336,984	1,044,145	2,437,344
Foreign market
Third parties	2,168,754	2,906,380	3,516,759	4,395,420
Related parties	2,609,839	3,299,865	45,288	30,924
	4,778,593	6,206,245	3,562,047	4,426,344

( - ) Adjustment to present value ("APV")	(22,472)	(28,340)	(33,527)	(39,291)
( - ) Expected credit losses	(593,659)	(659,030)	(647,360)	(726,764)
	5,217,815	7,855,859	3,925,305	6,097,633

Current	5,196,089	7,834,133	3,903,457	6,075,013
Non-current	21,726	21,726	21,848	22,620

Notes receivable	49,481	61,628	49,481	61,628
( - ) Adjustment to present value ("APV")	(3,733)	(5,910)	(3,733)	(5,910)
( - ) Expected credit losses	(14,723)	(15,381)	(14,723)	(15,381)
	31,025	40,337	31,025	40,337

Current	22,596	32,302	22,596	32,302
Non-current (1)	8,429	8,035	8,429	8,035
(1)	On June 30, 2025, the weighted average maturity is 2 years.

For sales in the external market on credit, the Company has insurance, letters of credit, and other guarantees in the amount of R$1,024,043 (R$1,441,599 on December 31, 2024), which cover 61.2% (78.8% on December 31, 2024) of this modality.

52

Interim Financial Information, Individual and Consolidated | June 30, 2025

The Company performs credit assignments with no right of return to the BRF Clients’ Credit Rights Investment Fund (“FIDC BRF II”), which has the sole purpose to acquire credit rights arising from commercial transactions carried out between the Company and its clients in Brazil.

On June 30, 2025, FIDC BRF II has an outstanding balance of R$961,811 (R$959,434 on December 31, 2024) related to such credit rights, which were ceased to be recognized in the Company’s statement of financial position when the credits were sold.

On June 30, 2025, other receivables are mainly represented by receivables from the sale of farms and various properties not linked to production.

The movements of the expected credit losses are presented below:

	Parent Company	Consolidated
	06.30.25	06.30.25
Beginning balance	(659,030)	(726,764)
(Additions) reversals	2,236	(3,329)
Write-offs	4,824	17,344
Exchange rate variation	58,311	65,389
Ending balance	(593,659)	(647,360)

The aging of trade accounts receivable is as follows:

	Parent Company		Consolidated
	06.30.25	12.31.24	06.30.25	12.31.24
Not overdue	5,097,927	7,749,078	3,484,165	5,904,865
Overdue
01 to 60 days	127,619	120,451	439,632	203,179
61 to 90 days	6,405	5,050	11,747	9,228
91 to 120 days	4,148	711	4,292	2,891
121 to 180 days	7,417	934	17,414	9,307
181 to 360 days	10,360	23,131	20,924	41,254
More than 360 days	580,070	643,874	628,018	692,964
(-) Adjustment to present value ("APV")	(22,472)	(28,340)	(33,527)	(39,291)
(-) Expected credit losses	(593,659)	(659,030)	(647,360)	(726,764)
	5,217,815	7,855,859	3,925,305	6,097,633

53

Interim Financial Information, Individual and Consolidated | June 30, 2025

7.	Inventories

	Parent Company		Consolidated
	06.30.25	12.31.24	06.30.25	12.31.24
Finished goods	2,305,902	1,553,208	4,230,411	3,574,304
Work in progress	363,033	354,152	411,090	409,037
Raw materials	868,894	1,373,016	1,057,398	1,589,282
Packaging materials	150,564	116,731	189,669	154,696
Secondary materials	718,116	571,303	776,250	621,207
Supplies	127,403	128,313	197,591	190,041
Imports in transit	152,559	235,125	153,720	236,453
Other	81,986	68,521	101,509	68,528
(-) Adjustment to present value ("APV") (1)	(135,741)	(110,867)	(140,645)	(115,546)
	4,632,716	4,289,502	6,976,993	6,728,002

(1)	The adjustment refers to the counter-entry of the adjustment of present value from trade accounts payable and is carried out for cost according to inventories turnover.

The movements of the reduction to net realizable value of inventories, for which the additions, reversals, and write-offs were recorded against the Cost of Goods Sold, are presented in the table below:

	Parent Company
	06.30.25
	Realizable value through sale	Impaired inventories	Obsolete inventories	Total
Beginning balance	(1,256)	(17,739)	(664)	(19,659)
Additions	(3,481)	(26,188)	(9,071)	(38,740)
Reversals	4,546	-	-	4,546
Write-offs	-	25,359	2,829	28,188
Exchange rate variation	-	-	-	-
Ending balance	(191)	(18,568)	(6,906)	(25,665)

	Consolidated
	06.30.25
	Realizable value through sale	Impaired inventories	Obsolete inventories	Total
Beginning balance	(1,403)	(24,861)	(1,017)	(27,281)
Additions	(10,371)	(39,183)	(15,275)	(64,829)
Reversals	7,291	-	-	7,291
Write-offs	-	41,520	8,021	49,541
Exchange rate variation	490	166	67	723
Ending balance	(3,993)	(22,358)	(8,204)	(34,555)
8.	Biological Assets

The live animals are represented by poultry and pork and segregated into consumables and animals for production. The roll-forward of the biological assets during the period is presented below:

54

Interim Financial Information, Individual and Consolidated | June 30, 2025

	Parent Company
	06.30.25
	Current	Non-current
	Live animals
	Total	Live animals	Forests	Total
Beginning balance	2,659,317	1,215,393	470,338	1,685,731
Additions/Transfer	12,680,694	357,157	47,203	404,360
Changes in fair value	1,762,405	(187,057)	-	(187,057)
Harvest	-	-	(33,556)	(33,556)
Write-off	-	-	(5)	(5)
Transfer between current and non-current	114,447	(114,447)	-	(114,447)
Transfer to inventories	(14,328,563)	-	-	-
Exchange variation	-	-	-	-
Monetary correction by Hyperinflation	-	-	-	-
Ending balance	2,888,300	1,271,046	483,980	1,755,026

	Consolidated
	06.30.25
	Current	Non-current
	Live animals
	Total	Live animals	Forests	Total
Beginning balance	2,844,633	1,316,899	470,338	1,787,237
Additions/Transfer	13,961,309	391,077	47,203	438,280
Changes in fair value	2,020,835	(209,302)	-	(209,302)
Harvest	-	-	(33,556)	(33,556)
Write-off	-	-	(5)	(5)
Transfer between current and non-current	114,745	(114,745)	-	(114,745)
Transfer to inventories	(15,849,798)	-	-	-
Exchange variation	(42,406)	(22,970)	-	(22,970)
Monetary correction by Hyperinflation	796	15,129	-	15,129
Ending balance	3,050,114	1,376,088	483,980	1,860,068

The change in the biological asset includes depreciation of breeders and depletion of forests in the amount of R$656,745 in the Parent Company and R$727,654 in the Consolidated (R$671,937 in the Parent Company and R$749,373 in the Consolidated on June 30, 2024).

The estimated quantities of live animals on June 30, 2025, are 186,354 thousand heads of poultry and 4,764 thousand heads of pork at the Parent Company (177,889 thousand heads of poultry and 4,866 thousand heads of pork on December 31, 2024). In the Consolidated, there are 208,400 thousand heads of poultry and 4,764 thousand heads of pork (201,241 thousand heads of poultry and 4,866 thousand heads of pork on December 31, 2024).

The Company has forests pledged as collateral for financing and tax and civil contingencies on June 30, 2025, in the amount of R$59,357 in the Parent Company and in the Consolidated (R$70,025 in the Parent Company and in the Consolidated on December 31, 2024).

55

Interim Financial Information, Individual and Consolidated | June 30, 2025

9.	Recoverable Taxes
	Parent Company		Consolidated
	06.30.25	12.31.24	06.30.25	12.31.24
Recoverable ICMS and VAT	1,901,826	1,900,655	2,506,572	2,473,731
Recoverable PIS and COFINS	2,139,450	2,031,212	2,148,907	2,040,746
Recoverable IPI	1,175,370	1,176,162	1,186,625	1,177,941
Recoverable INSS	510,157	422,154	510,157	422,163
Recoverable income taxes	462,307	430,454	567,985	683,051
Other recoverable taxes	105,294	102,546	105,484	102,951
(-) Impairment	(143,240)	(140,750)	(144,203)	(140,951)
	6,151,164	5,922,433	6,881,527	6,759,632

Current	1,859,625	1,393,036	2,569,198	2,214,186
Non-current	4,291,539	4,529,397	4,312,329	4,545,446

9.1	ICMS – tax on movement of goods and services and VAT – value added taxes

As result of the activity, the Company generates recoverable ICMS balances that are offset against ICMS payables arising from sales in the domestic market or that are transferred to third parties.

The Company has recoverable ICMS balances in the States of Paraná, Santa Catarina, Mato Grosso do Sul, Minas Gerais and Amazonas, which will be realized in the short and long term, based on the recoverability study reviewed and approved by the Management.

In other jurisdictions outside Brazil, value added taxes (VAT) are due in regular operations of the Company with goods and services, with expectations of achievement in the short and long term.

On June 20, 2024, the Company entered into an agreement to purchase ICMS credits from Marfrig, in the state of São Paulo, in the amount of R$113,000, with a discount applied in line with market conditions. Additionally, on October 16, 2024, an agreement was signed for the additional acquisition of up to R$350,000 in credits for the same tax and calculated in the same state, also with a discount applied in line with the market. The use will be made according to the Company's monthly calculation in the state, with total compensation expected by October 2025. As of June 30, 2025, a total of R$375,000 had been transferred (R$256,000 on December 31, 2024), and the Company offset the amount of R$308,123 related to these credits (R$178,076 on December 31, 2024).

9.2	PIS and COFINS – social integration plan and contribution for social security

The accumulated recoverable PIS and COFINS balances arise from taxes on raw material purchases subsequently used in the production of exported products or products for which sale is not taxed, as well as recoverable taxes on commercial and labor expenses. The realization of these balances usually occurs through the offsetting with taxes payable on sales of taxed products in the domestic market, with other federal taxes and social security contributions payable, or even, if necessary, through refund or reimbursement requests.

56

Interim Financial Information, Individual and Consolidated | June 30, 2025

As described in note 13, the Company re-opted for the treatment of PIS and COFINS credits on fixed assets and, therefore, reclassified the amount of R$219,884 from that group of accounts to the group of Taxes Recoverable.

As of June 30, 2025, the updated balance of the processes related to the exclusion of ICMS from the PIS and COFINS calculation basis recognized by the Company is R$1,625,527 (R$1,720,431 as of December 31, 2024). The monetary update of balances is recognized against Net financial income (expenses).

9.3	IPI – industrialized product tax

The Company has recognized tax assets as a result of gains from lawsuits related to IPI, especially “crédito prêmio”. The balance referring to these assets in the Parent Company and Consolidated on June 30, 2025, is R$1,224,081 (R$1,185,146 on December 31, 2024), of which R$1,162,991 (R$1,162,991 on December 31, 2024) is recorded as Recoverable Taxes and the remainder, referring to cases in which the government will reimburse in cash, recorded under other current assets in the amount of R$38,935 and non-current assets in the amount of R$22,155 (R$22,155 on December 31, 2024). The monetary update of balances is recognized against Net financial income (expenses).

9.4	Income taxes

The accumulated recoverable income taxes mainly arise, from withholding taxes on securities, interest and prepayments of income tax and social contribution in Brazil. These amounts are realized through the offset with federal taxes and contributions payable.

9.5	Realization of Brazilian federal tax credits

The Company used recoverable balances of PIS, COFINS, IPI, and Other to offset federal taxes payable such as INSS, Income Taxes, and Other in the amount of R$619,041 for the period ended on June 30, 2025 (R$728,107 for the year ended on December 31, 2024), preserving its liquidity and optimizing its capital structure.

57

Interim Financial Information, Individual and Consolidated | June 30, 2025

10.	Deferred Income Taxes
10.1	Breakdown
	Parent Company		Consolidated
	06.30.25	12.31.24	06.30.25	12.31.24
Assets
Tax losses carryforward	2,504,706	2,504,706	2,543,414	2,543,398
Negative calculation basis (social contribution)	901,694	901,694	915,629	915,623

Temporary differences - Assets
Provisions for tax, civil and labor risks	401,608	392,062	408,343	394,642
Expected credit losses	32,313	209,378	37,976	215,626
Impairment on tax credits	54,799	54,853	54,799	54,853
Provision for other obligations	58,017	86,636	68,272	110,059
Write-down to net realizable value of inventories	8,786	6,842	10,517	10,248
Employees' benefits plan	111,177	106,134	135,092	133,783
Lease basis difference	294,588	256,005	296,161	256,418
Share-based payment	27,404	26,967	27,404	26,967
Adjustment to the expcted annual rate	446,572	-	446,572	-
Other temporary differences	116,821	243,259	172,399	299,549
	4,958,485	4,788,536	5,116,578	4,961,166

Temporary differences - Liabilities
Goodwill amortization basis difference	(323,005)	(323,005)	(335,549)	(337,038)
Depreciation (useful life) basis difference	(1,142,326)	(1,096,046)	(1,164,746)	(1,118,093)
Business combination (1)	(954,563)	(959,663)	(954,563)	(959,663)
Monetary correction by Hyperinflation	-	-	(10,116)	(46,319)
Unrealized gains on derivatives, net	(244,118)	(120,326)	(244,118)	(120,326)
Unrealized fair value gains, net	(93,352)	(26,986)	(93,352)	(29,977)
Other - exchange rate variation	(493,016)	-	(493,016)	-
Other temporary differences	(108,549)	(24,197)	(109,028)	(20,671)
	(3,358,929)	(2,550,223)	(3,404,488)	(2,632,087)

Total deferred taxes	1,599,556	2,238,313	1,712,090	2,329,079

Total Assets	1,599,556	2,238,313	1,734,724	2,331,012
Total Liabilities	-	-	(22,634)	(1,933)
	1,599,556	2,238,313	1,712,090	2,329,079
(1)	The deferred tax liability on business combination is substantially represented by the allocation of goodwill to property, plant and equipment, brands and contingent liabilities.

As of June 30, 2025, the Parent Company has accumulated tax losses of Income Tax (IRPJ) and negative bases of Contributions on Net Profit (CSLL) in Brazil, which at current tax rates represent R$6,223,814 (R$6,266,431 as of December 31, 2024). In Consolidated, tax losses at local income tax rates represent the amount of R$6,346,440 (R$6,380,870 as of December 31, 2024). Of these amounts, R$3,406,400 in the Parent Company and R$3,459,043 in Consolidated (R$3,406,400 in the Parent Company and R$3,459,021 in Consolidated as of December 31, 2024) are recognized in assets, according to the expectation of recoverability over a ten-year period.

The roll-forward of deferred income taxes, net, is set forth below:

	Parent Company	Consolidated
	06.30.25	06.30.24
Beginning balance	2,238,313	2,329,079
Deferred income taxes recognized	(322,435)	(278,046)
Deferred income taxes recognized in other comprehensive income	(316,322)	(316,321)
Other	-	(22,622)
Ending balance	1,599,556	1,712,090

58

Interim Financial Information, Individual and Consolidated | June 30, 2025

10.2	Effective income tax rate reconciliation
	Parent Company				Consolidated
	2025		2024		2025		2024
	Apr - jun	Jan - jun	Apr - jun	Jan - jun	Apr - jun	Jan - jun	Apr - jun	Jan - jun

Income (loss) before taxes	942,899	2,269,746	1,076,577	1,570,744	884,047	2,311,294	1,313,211	2,027,879
Nominal tax rate	34%	34%	34%	34%	34%	34%	34%	34%
Expenses at nominal tax rates	(320,586)	(771,714)	(366,036)	(534,053)	(300,576)	(785,840)	(446,492)	(689,479)

Adjustments to income taxes
Income from associates and joint ventures	(50,451)	(235,059)	800,747	1,106,286	(174)	440	(1,228)	(2,046)
Tax rate, GAAP and permanent differences on the results of a subsidiary	-	-	-	-	(112,478)	(154,163)	258,221	477,392
Difference of functional currency of foreign subsidiaries	-	-	-	-	-	-	-	30,588
Effect of exchange rate variation on assets and liabilities of subsidiaries	-	-	-	-	109,477	(27,244)	493,826	493,826
Deferred tax assets not recognized	-	-	(514,489)	(665,832)	(15,588)	(29,541)	(514,609)	(665,930)
Interest on taxes	12,590	23,808	25,788	45,821	14,127	26,778	25,846	45,919
Tax paid on international subsidiaries	-	45,376	-	-	-	45,376	-	-
Adjustment for the expected tax rate in the fiscal year	93,721	446,572	-	-	93,721	446,572	-	-
Other permanent differences	62,448	86,327	(34,835)	(30,221)	62,365	86,319	(34,883)	(30,513)
	(202,278)	(404,690)	(88,825)	(77,999)	(149,126)	(391,303)	(219,319)	(340,243)

Effective rate	21.5%	17.8%	8.3%	5.0%	16.9%	16.9%	16.7%	16.8%

Current tax	(86,034)	(82,255)	(14,885)	(14,682)	(70,092)	(113,257)	(187,250)	(315,108)
Deferred tax	(116,244)	(322,435)	(73,940)	(63,317)	(79,034)	(278,046)	(32,069)	(25,135)

Income tax returns in Brazil are subject to review by the tax authorities for a period of five years from the date of their delivery. The Company may be subject to additional collection of taxes, fines and interest as a result of these reviews. The results obtained by subsidiaries abroad are subject to taxation in accordance with the tax laws of each country.

11.	Judicial Deposits

The roll-forward of the judicial deposits is set forth below:

	Parent Company
	06.30.25
	Tax	Labor	Civil, commercial and other	Total
Beginning balance	186,872	156,833	64,334	408,039
Additions	55	41,066	1,289	42,410
Release in favor of the Company	(24,336)	(12,170)	(140)	(36,646)
Release in favor of the counterparty	(8,045)	(52,134)	(2,413)	(62,592)
Interest	6,032	7,175	1,859	15,066
Exchange variation	-	-	-	-
Ending balance	160,578	140,770	64,929	366,277

59

Interim Financial Information, Individual and Consolidated | June 30, 2025

	Consolidated
	06.30.25
	Tax	Labor	Civil, commercial and other	Total
Beginning balance	192,057	160,130	70,146	422,333
Additions	84	41,403	1,300	42,787
Release in favor of the Company	(24,336)	(12,132)	(140)	(36,608)
Release in favor of the counterparty	(8,045)	(52,144)	(8,181)	(68,370)
Interest	6,134	7,410	1,848	15,392
Exchange variation	-	(7)	-	(7)
Ending balance	165,894	144,660	64,973	375,527
12.	Investments
12.1	Composition and roll-forward of the investments
	Parent Company		Consolidated
	06.30.25	12.31.24	06.30.25	12.31.24
Investments	12,943,262	13,925,136	595,178	128,699
Investment in subsidiaries	12,815,865	13,796,437	-	-
Investments in associates and joint ventures	127,397	128,699	595,178	128,699
Other investments	583	583	583	584
	12,943,845	13,925,719	595,761	129,283

60

Interim Financial Information, Individual and Consolidated | June 30, 2025

The roll-forward of the direct investments in subsidiaries and affiliates of the Parent Company is set forth below:

		Income (loss) for the year	Capital transaction		Other
	Beginning balance (12.31.24)	Income (loss) from associates and joint ventures	Advance for future capital increase	Acquisition (sale) of equity interest	Other comprehensive income	Constitution (reversal) of provision for loss	Ending balance (06.30.25)
Direct subsidiaries
BRF Energia S.A.	12,979	532	-	-	-	-	13,511
BRF Pet S.A.	1,287,674	(82,086)	-	-	(17,171)	-	1,188,417
BRF GmbH	12,437,503	(615,602)	-	-	(324,459)	-	11,497,442
BRF Foods UK Ltd	1,999	499	-	-	(75)	-	2,423
MBR Investimentos	6,259	183	60,000	-	-	-	66,442
Sadia Alimentos S.A.U.	2,024	(1,308)	-	-	1,625	-	2,341
Sadia Uruguay S.A.	46,274	(244)	-	-	(1,773)	-	44,257

Indirect subsidiaries	-	-	-	-	-	-	-
Hercosul International S.R.L.	1,006	2	-	-	(662)	-	346
Proudfood Ltd.	719	54	-	-	(87)	-	686
Sadia Chile SpA	55	10,924	-	-	2,922	(13,901)	-

Affiliated
Potengi Holdings S.A.	120,616	(4,107)	-	-	-	-	116,509
PR-SAD Adm. Bem próprio S.A.	8,083	-	-	-	-	-	8,083
PlantPlus Foods LLC	-	(202)	-	2,922	80	-	2,800
PlantPlus Foods Brasil	-	(1)	-	17	(11)	-	5

	13,925,191	(691,356)	60,000	2,939	(339,611)	(13,901)	12,943,262

On June 30, 2025, these subsidiaries and affiliates do not have any restriction to amortize their loans or advances to the Company.

61

Interim Financial Information, Individual and Consolidated | June 30, 2025

13.	Property, plant and equipment

The roll forward of fixed assets, which includes the right-of-use balances (note 17.1), is presented below:

		Parent Company
	Average rate (1)	12.31.24	Additions	Disposals	Transfers (2)	06.30.25
Cost
Land		535,043	985	(473)	-	535,555
Buildings, facilities and improvements		12,785,804	345,635	(307,189)	167,228	12,991,478
Machinery and equipment		9,653,352	32,454	(33,937)	84,813	9,736,682
Furniture and fixtures		135,632	84	(2,428)	5,024	138,312
Vehicles		147,623	101,639	(2,977)	-	246,285
Construction in progress		599,239	592,010	(322)	(454,191)	736,736
Advances to suppliers		15,204	9,705	-	(16,300)	8,609
		23,871,897	1,082,512	(347,326)	(213,426)	24,393,657
Depreciation
Land (3)	5.00%	(17,348)	(2,038)	89	-	(19,297)
Buildings, facilities and improvements	2.85%	(5,352,383)	(416,678)	287,534	2,517	(5,479,010)
Machinery and equipment	5.84%	(5,262,441)	(240,755)	24,471	(6,757)	(5,485,482)
Furniture and fixtures	6.80%	(68,414)	(3,693)	1,658	122	(70,327)
Vehicles	15.07%	(109,293)	(33,530)	2,667	-	(140,156)
		(10,809,879)	(696,694)	316,419	(4,118)	(11,194,272)
		13,062,018	385,818	(30,907)	(217,544)	13,199,385
(1)	The weighted average annual rate applicable to right-of-use assets is disclosed in Note 17.1.
(2)	Refers to the net transfer of R$795 to intangible assets, R$219,884 related to the re-option of PIS and COFINS credits for recoverable taxes, and R$3,135 of assets held for sale
(3)	Land depreciation refers to right-of-use assets (note 17.1). The amount of R$848 of depreciation was recognized in the cost of formation of forests and will be realized in the result according to the depletion.

		Consolidated
	Average rate (1)	12.31.24	Additions	Disposals	Transfers (2)	Monetary correction by Hyperinflation	Exchange rate variation	06.30.25
Cost
Land		784,718	4,576	(1,290)	-	204	(37,038)	751,170
Buildings, facilities and improvements		13,970,153	537,516	(370,721)	190,021	32,508	(164,107)	14,195,370
Machinery and equipment		10,963,286	81,994	(35,377)	56,002	70,895	(198,150)	10,938,650
Furniture and fixtures		269,845	136	(2,863)	5,799	11,498	(26,308)	258,107
Vehicles		502,545	119,070	(5,914)	15,616	3,898	(46,298)	588,917
Construction in progress		645,621	677,812	(388)	(465,194)	(3,188)	(5,435)	849,228
Advances to suppliers		19,719	18,707	-	(23,489)	(946)	(573)	13,418
		27,155,887	1,439,811	(416,553)	(221,245)	114,869	(477,909)	27,594,860
Depreciation
Land (3)	5.00%	(58,976)	(5,052)	89	-	4,308	5,176	(54,455)
Buildings, facilities and improvements	2.99%	(5,779,019)	(468,274)	350,956	(12,722)	8,626	52,484	(5,847,949)
Machinery and equipment	6.09%	(5,846,956)	(277,708)	24,865	12,904	(38,445)	83,106	(6,042,234)
Furniture and fixtures	7.09%	(121,541)	(6,481)	1,969	197	(4,726)	10,138	(120,444)
Vehicles	14.66%	(281,166)	(97,534)	3,716	(4,498)	(178)	24,135	(355,525)
		(12,087,658)	(855,049)	381,595	(4,119)	(30,415)	175,039	(12,420,607)
		15,068,229	584,762	(34,958)	(225,364)	84,454	(302,870)	15,174,253
(1)	The weighted average annual rate applicable to right-of-use assets is disclosed in Note 17.1.
(2)	Refers to the net transfer of R$8,615 to intangible assets, R$219,884 related to the re-option of PIS and COFINS credits for recoverable taxes, and R$3,135 of assets held for sale.
(3)	Land depreciation refers to right-of-use assets (note 17.1). The amount of R$848 of depreciation was recognized in the cost of formation of forests and will be realized in the result according to the depletion.

The amount of capitalized borrowing costs during the period ended June 30, 2025 was R$31,381 in the Parent Company and R$31,722 in the Consolidated (R$18,320 in the Parent Company and R$19,246 in the Consolidated in the same period of the previous year) and in the three-month period ended June 30, 2025, it was R$20,409 for the Parent Company and R$20,506 for the Consolidated (R$8,884 for the Parent Company and R$9,423 for the Consolidated in the same period of the previous year).

62

Interim Financial Information, Individual and Consolidated | June 30, 2025

The weighted average rate used to determine the amount of borrowing costs subject to capitalization during the period ended June 30, 2025 was 8.98% p.a. in the Parent Company and 9.74% p.a. in the Consolidated for the six-month period ended June 30, 2025 (9.28% p.a. in the Parent Company and 11.50% p.a. in the Consolidated in the same period of the previous year).

The book value of the property, plant and equipment items that are pledged as collateral for transactions of different natures are set forth below:

		Parent Company		Consolidated
	Type of collateral	06.30.25	12.31.24	06.30.25	12.31.24
Land	Financial/tax/civil	50,366	62,144	50,366	62,144
Buildings, facilities and improvements	Financial/tax	914,274	947,286	914,274	947,286
Machinery and equipment	Financial/labor/tax/civil	964,823	1,036,448	964,823	1,036,448
Furniture and fixtures	Financial/tax	11,608	11,751	11,608	11,751
Vehicles	Financial/tax	70	82	70	82
		1,941,141	2,057,711	1,941,141	2,057,711

14.	Intangible assets

The intangible assets roll forward, is set forth below:

		Parent Company
	Average rate (1)	12.31.24	Additions	Disposals	Transfers (2)	06.30.25
Cost
Goodwill		1,783,655	-	-	-	1,783,655
Trademarks		1,152,885	-	-	-	1,152,885
Non-compete agreement		12,646	1,127	-	-	13,773
Patents		1,810	-	-	-	1,810
Customer relationship		-	-	-	-	-
Software		587,126	-	(237)	126,848	713,737
Land use license		-	-	-	-	-
Intagible in progress		37,260	123,561	(3,432)	(126,053)	31,336
		3,575,382	124,688	(3,669)	795	3,697,196
Amortization
Non-compete agreement	50.12%	(10,844)	(1,711)	-	-	(12,555)
Parents	10.00%	(1,697)	(11)	-	-	(1,708)
Customer relationship	-	-	-	-	-	-
Software	40.21%	(369,967)	(75,767)	234	-	(445,500)
Land use license	-	-	-	-	-	-
		(382,508)	(77,489)	234	-	(459,763)
		3,192,874	47,199	(3,435)	795	3,237,433
(1)	Weighted average annual remaining rate.
(2)	Refers to the net transfer of R$795 from property, plant and equipment.

63

Interim Financial Information, Individual and Consolidated | June 30, 2025

		Consolidated
	Average rate (1)	Saldo em 31.12.24	Additions	Disposals	Transfers (2)	Monetary correction by Hyperinflation	Exchange rate variation	30.06.25
Cost
Goodwill		3,771,262	-	-	-	41,586	(217,767)	3,595,081
Trademarks		2,006,266	-	-	-	49,174	(86,601)	1,968,839
Non-compete agreement		57,019	1,127	-	-	-	(4,932)	53,214
Patents		5,386	-	-	-	36	(400)	5,022
Customer relationship		1,654,610	-	-	-	94,295	(251,398)	1,497,507
Software		700,208	-	(340)	137,942	2,710	(12,376)	828,144
Land use license		-	29,088	-	-	-	(1,144)	27,944
Intagible in progress		37,692	128,019	(3,435)	(129,327)	494	(69)	33,374
		8,232,443	158,234	(3,775)	8,615	188,295	(574,687)	8,009,125
Amortization
Non-compete agreement	50.12%	(54,468)	(1,936)	-	-	-	4,932	(51,472)
Parents	8.67%	(4,150)	(173)	-	-	120	253	(3,950)
Customer relationship	7.44%	(1,034,270)	(55,924)	-	-	(60,880)	164,617	(986,457)
Software	39.15%	(466,344)	(82,005)	305	-	2,823	7,709	(537,512)
Land use license	2.66%	-	(126)	-	-	-	2	(124)
		(1,559,232)	(140,164)	305	-	(57,937)	177,513	(1,579,515)
		6,673,211	18,070	(3,470)	8,615	130,358	(397,174)	6,429,610
(1)	Weighted average annual remaining rate.
(2)	Refers to the net transfer of R$8.615 from property, plant and equipment.

64

Interim Financial Information, Individual and Consolidated | June 30, 2025

15.	Loans and borrowings
	Parent Company
	Charges (p.a.)	Average rate (1)	WAMT (2)	12.31.24	Borrowing	Amortization	Interest paid	Interest accrued (3)	Exchange rate variation	06.30.25
Local currency
Export credit facility	CDI	16,56% (13,77% on 12.31.24)	2.20	1,113,401	-	-	(84,151)	88,122	-	1,117,372
Debentures	CDI / IPCA / Fixed Rate	12,06% (11,24% on 12.131.24)	6.79	7,226,736	1,159,897	(286,643)	(262,467)	782,174	-	8,619,697
Fiscal incentives	Fixed Rate	0,00% (0,00% on 12.31.24)	-	-	-	-	(5)	5	-	-
				8,340,137	1,159,897	(286,643)	(346,623)	870,301	-	9,737,069
Foreign currency
Bonds	Fixed Rate + FX (USD)	5,34% (5,34% on 12.31.24)	12.88	7,842,004	-	-	(228,559)	227,710	(940,960)	6,900,195
Export credit facility	Fixed Rate + FX (USD)	4,24% (4,24% on 12.31.24)	3.24	1,598,101	-	-	(31,005)	31,180	(189,916)	1,408,360
Advance on foreign exchange contracts	Fixed Rate + FX (USD)	0,00% (0,00% on 12.31.24)	-	-	-	-	-	-	-	-
Working capital	0	-	-	-	-	-	-	-	-	-
Debentures	Fixed Rate + FX (USD)	6,00% (0,00% on 12.31.24)	9.76	-	27,726	-	-	(1,151)	-	26,575
				9,440,105	27,726	-	(259,564)	257,739	(1,130,876)	8,335,130
				17,780,242	1,187,623	(286,643)	(606,187)	1,128,040	(1,130,876)	18,072,199

Current				952,565						895,678
Non-current				16,827,677						17,176,521
(1)	Weighted average annual rate.
(2)	Weighted average maturity in years.
(3)	Includes interest amounts, monetary restatement of the principal coupon and mark-to-market for debts hedged object to fair value hedge protection.

65

Interim Financial Information, Individual and Consolidated | June 30, 2025

	Consolidated
	Charges (p.a.)	Average rate (1)	WAMT (2)	12.31.24	Borrowing	Amortization	Interest paid	Interest accrued (3)	Exchange rate variation	06.30.25
Local currency
Export credit facility	CDI	16,56% (13,77% on 12.31.24)	2.20	1,113,400	-	-	(84,151)	88,123	-	1,117,372
Debentures	CDI / IPCA / Fixed Rate	12,06% (11,24% on 12.31.24)	6.79	7,226,736	1,159,897	(286,643)	(262,467)	782,174	-	8,619,697
Fiscal incentives	Fixed Rate	0,00% (0,00% on 12.31.24)	-	-	-	-	(5)	5	-	-
				8,340,136	1,159,897	(286,643)	(346,623)	870,302	-	9,737,069
Foreign currency
Bonds	Fixed Rate + FX (USD)	5,16% (5,16% on 12.31.24)	12.88	9,601,353	-	(20,696)	(263,588)	263,299	(1,148,704)	8,431,664
Export credit facility	Fixed Rate + FX (USD)	4,24% (4,24% on 12.31.24)	3.24	1,598,102	-	-	(31,005)	31,180	(189,917)	1,408,360
Advance on foreign exchange contracts	Fixed Rate + FX (USD)	0,00% (0,00% on 12.31.24)	-	-	-	-	-	-	7	7
Working capital	Fixed Rate / EIBOR3M+1.8% + FX (TRY/AED)	10,98% (10,62% on 12.31.24)	0.66	1,200,957	246,254	(104,143)	(91,700)	64,731	(174,254)	1,141,845
Debentures	Fixed Rate + FX (USD)	6,00% (0,00% on 12.31.24)	9.76	-	27,726	-	-	(1,151)	-	26,575
				12,400,412	273,980	(124,839)	(386,293)	358,059	(1,512,868)	11,008,451
				20,740,548	1,433,877	(411,482)	(732,916)	1,228,361	(1,512,868)	20,745,520

Current				1,230,273						2,042,518
Non-current				19,510,275						18,703,002
(1)	Weighted average annual rate.
(2)	average maturity in years
(3)	Includes interest amounts, monetary restatement of the principal coupon and mark-to-market for debts hedged object to fair value hedge protection.

The maturity schedule of the loans and borrowings is presented on note 23.1.

On June 30, 2025 and on December 31, 2024, the Company did not have any financial covenant clauses related to its loans and borrowings agreements.

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Interim Financial Information, Individual and Consolidated | June 30, 2025

15.1	Guarantees

On June 30, 2025, the amount of bank guarantees contracted by the Company was R$190,327 (R$195,798 as of December 31, 2024) which were offered mainly in litigations involving the Company’s use of tax credits. These guarantees carry an average cost of 1.62% p.a. (1.63% p.a. as of December 31, 2024).

15.2	Issuance of debentures

On April 23, 2025, the Company settled its sixth issuance of simple, non-convertible into shares, unsecured debentures, in four series for private placement, in the total amount of R$1,250,000.

The debentures were subject to Private Placement with ECO Securitizadora de Direitos Creditórios do Agronegócio S.A. (“Securitization Company”), in the context of its 390th issuance of agribusiness receivables certificates, in four series, backed by agribusiness credit rights arising from the debentures, for public distribution.

	Parent Company and Consolidated
	30.06.25
Operation	Series	Issue date	Maturity	Rate	Notional	Updated value

Debenture - 6th Issuance	1st Series	04.23.25	04.03.35	FX + 6% p.a.	29,178	26,575
Debenture - 6th Issuance	2nd Series	04.23.25	04.16.35	IPCA + 8,04% p.a.	448,179	452,594
Debenture - 6th Issuance	3rd Series	04.23.25	04.16.40	IPCA + 8,23% p.a.	417,440	425,228
Debenture - 6th Issuance	4th Series	04.23.25	04.17.45	IPCA + 8,38% p.a.	355,203	366,829
					1,250,000	1,271,226

Issuances costs of R$63,272 are recognized in the Statement of Income over the term of the debt, according to the effective interest rate method.

16.	Trade accounts payable
	Parent Company		Consolidated
	06.30.25	12.31.24	06.30.25	12.31.24
Trade accounts payable
Domestic market
Third parties	11,690,362	10,691,833	11,881,818	10,888,870
Related parties	315,884	404,215	60,403	36,380
	12,006,246	11,096,048	11,942,221	10,925,250
Foreign market
Third parties	1,305,293	1,311,144	2,909,648	2,833,403
Related parties	223,463	17,466	49,124	5,587
	1,528,756	1,328,610	2,958,772	2,838,990

(-) Adjustment to present value ("APV")	(238,643)	(185,412)	(253,185)	(194,190)
	13,296,359	12,239,246	14,647,808	13,570,050

Current	13,295,810	12,227,480	14,646,818	13,558,284
Non-current	549	11,766	990	11,766

67

Interim Financial Information, Individual and Consolidated | June 30, 2025

The Company has partnerships with several financial institutions that allow suppliers to anticipate their receivables and, therefore, transfer the right to receive invoices with financial institutions (“Supply Chain Finance” or “Program”). Suppliers are free to choose whether or not to anticipate their receivables and with which financial institution, without any involvement from BRF.

The Program can generate benefits in the commercial relations of BRF and its suppliers, such as preference and priority of supply in cases of restricted supply, better commercial conditions, among others, without modifying the commercial essence of the relationship.

Invoices included in the Program are paid according to the same price and term conditions negotiated with its suppliers, without incurring any charge to the Company, so that there are no changes in commercial conditions after negotiation and invoicing of goods or services.

The balances of invoices included in the Supply Chain Finance are R$4,117,544 in the Parent Company and R$4,388,557 in the Consolidated on June 30, 2025 (R$4,735,503 in the Parent Company and R$4,942,713 in the Consolidated on December 31, 2024). The average payment term agreed with suppliers who choose to participate in the Program is substantially similar to that agreed with non-participating suppliers.

The Company measures and discriminates the adjustment to present value for all its commercial operations carried out in installments, specifying financial and operational items.

17.	Leases

The Company is lessee in several lease agreements for forest lands, offices, distribution centers, outgrowers, vehicles, among others. Some contracts have a renewal option for an additional period at the end of the agreement, established by contractual amendments. Automatic renewals or renewals for undetermined periods are not allowed.

The contract clauses mentioned, with respect to renewal, readjustment and purchase option, are contracted according to market practices. In addition, there are no clauses of contingent payments or restrictions on dividends distribution, payments of interest on shareholders’ equity or obtaining debt.

68

Interim Financial Information, Individual and Consolidated | June 30, 2025

17.1	Right-of-use assets

The right-of-use assets as set forth below are part of the balance of property, plant and equipment (note 13).

		Parent Company
	Average rate (1)	12.31.24	Additions	Disposals	06.30.25
Cost
Land		36,081	984	(434)	36,631
Buildings, facilities and improvements		4,496,383	345,635	(303,211)	4,538,807
Machinery and equipment		151,781	31,894	(951)	182,724
Vehicles		140,437	101,639	(2,978)	239,098
		4,824,682	480,152	(307,574)	4,997,260
Depreciation
Land	10.97%	(16,771)	(2,000)	92	(18,679)
Buildings, facilities and improvements	13.39%	(1,838,731)	(311,659)	284,968	(1,865,422)
Machinery and equipment	19.83%	(54,921)	(17,621)	394	(72,148)
Vehicles	69.29%	(102,689)	(33,404)	2,668	(133,425)
		(2,013,112)	(364,684)	288,122	(2,089,674)
		2,811,570	115,468	(19,452)	2,907,586
(1)	Weighted average annual rate.
		Consolidated
	Average rate (1)	12.31.24	Additions	Disposals	Transfer (2)	Monetary correction by Hyperinflation	Exchange rate variation	06.30.25
Cost
Land		156,818	4,575	(432)	-	(8,829)	(14,535)	137,597
Buildings, facilities and improvements		4,770,918	388,270	(366,616)	22,495	(4,545)	(33,884)	4,776,638
Machinery and equipment		203,958	32,508	(1,078)	(38,191)	-	(184)	197,013
Vehicles		479,356	118,619	(5,913)	15,696	3,835	(45,670)	565,923
		5,611,050	543,972	(374,039)	-	(9,539)	(94,273)	5,677,171
Depreciation
Land	7.0%	(58,397)	(5,014)	90	-	4,308	5,176	(53,837)
Buildings, facilities and improvements	14.1%	(2,023,004)	(349,642)	348,360	(17,494)	12,675	22,283	(2,006,822)
Machinery and equipment	20.2%	(81,885)	(18,843)	483	22,072	-	147	(78,026)
Vehicles	61.6%	(258,994)	(96,978)	3,716	(4,578)	(384)	23,567	(333,651)
		(2,422,280)	(470,477)	352,649	-	16,599	51,173	(2,472,336)
		3,188,770	73,495	(21,390)	-	7,060	(43,100)	3,204,835
(1)	Weighted average annual rate.

17.2	Lease liabilities
	Parent Company
	Weighted average interest rate (p.a.)	WAM (1)	12.31.24	Additions	Payments	Interest paid	Interest accrued	Disposals	06.30.25
Land	13.6%	6.9	25,153	984	(1,127)	(1,620)	1,620	(398)	24,612
Buildings, facilities and improvements (2)	10.0%	6.7	3,417,059	345,635	(267,084)	(68,753)	173,723	(55,785)	3,544,795
Machinery and equipment	14.4%	3.8	108,104	31,894	(15,791)	(8,587)	8,587	(609)	123,598
Vehicles	3.8%	1.6	43,385	101,639	(36,215)	(2,036)	2,036	(333)	108,476
			3,593,701	480,152	(320,217)	(80,996)	185,966	(57,125)	3,801,481

Current			847,407						825,512
Non-current			2,746,294						2,975,969
(1)	Weighted average maturity in years.
(2)	Includes the amount of R$2,462,849 in the Parent Company and in the Consolidated (R$2,349,173 in the Parent Company and in the Consolidated on December 31, 2024) referring to the right of use identified on integrated producers contracts.

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Interim Financial Information, Individual and Consolidated | June 30, 2025

	Consolidated
	Weighted average interest rate (p.a.)	WAM (1)	12.31.24	Additions	Payments	Interest paid	Interest accrued	Disposals	Exchange rate variation	06.30.25
Land	8.8%	11.4	119,805	4,575	(2,614)	(4,743)	4,743	(398)	(11,220)	110,148
Buildings, facilities and improvements (2)	10.0%	3.7	3,514,736	388,270	(304,195)	(72,331)	177,302	(55,797)	(5,993)	3,641,992
Machinery and equipment	14.1%	3.1	135,150	32,508	(16,774)	(9,022)	9,022	(607)	(17,728)	132,549
Vehicles	6.6%	2.4	223,238	118,619	(98,467)	(7,561)	7,561	(602)	(10,558)	232,230
			3,992,929	543,972	(422,050)	(93,657)	198,628	(57,404)	(45,499)	4,116,919

Current			1,014,813							938,655
Non-current			2,978,116							3,178,264
(1)	Weighted average maturity in years.
(2)	Includes the amount of R$2,462,849 in the Parent Company and in the Consolidated (R$2,349,173 in the Parent Company and in the Consolidated on December 31, 2024) referring to the right of use identified on integrated producers contracts.
17.3	Lease liabilities maturity schedule

The maturity schedule of the minimum required future payments is presented below:

	Parent company	Consolidated
	06.30.25	06.30.25
Current	825,512	938,655
Non-current	2,975,969	3,178,264
2026	377,866	412,163
2027	607,206	662,764
2028	482,993	514,281
2029	388,416	405,292
2030 onwards	1,119,488	1,183,764
	3,801,481	4,116,919
17.4	recognized in the statement of income

The amounts directly recognized in the statement of income presented below relate to items not capitalized, including low-value assets, short-term leases and leases with variable payments.

	Parent Company		Consolidated
	2025		2025
	Apr - jun	Jan - jun	Apr - jun	Jan - jun
Variable payments not included in the lease liabilities	3,734	6,986	3,734	6,986
Expenses related to short-term leases	2,328	5,171	2,533	7,518
Expenses related to low-value assets	5,038	9,989	5,055	10,022
	11,100	22,146	11,322	24,526

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Interim Financial Information, Individual and Consolidated | June 30, 2025

18.	Share-based payment

The rules for the restricted shares plans granted to executives were disclosed in the financial statements for the year ended December 31, 2024 (note 18).

The breakdown of the outstanding shares granted is set forth below:

Date		Quantity		Grant (1)
Grant	Vesting date	Shares granted (2)	Outstanding shares	Fair value of the shares
07/01/22	07/01/25	4,703,472	1,186,145	14.11
06/01/23	06/01/26	4,758,877	1,378,268	7.38
07/01/23	07/01/26	2,108,504	1,268,491	8.98
04/01/24	04/01/27	2,323,377	1,389,958	16.35
07/01/24	07/01/27	1,086,352	1,066,458	19.54
04/01/25	04/01/28	2,308,198	2,308,198	19.16
		17,288,780	8,597,518
(1)	Amounts expressed in Brazilian Reais.
(2)	granted before income tax deduction.

The roll forward of the granted options and shares for the period ended on June 30, 2025, is presented below:

Consolidated
Outstanding stocks as of December 31, 2024	9,712,356
Forfeiture (1) :
Restricted shares – April 2024 grant	(254,336)
Restricted shares – July 2024 grant	(48,509)
Restricted shares – July 2023 grant	(55,714)
Restricted shares – June 2023 grant	(392,581)
Restricted shares – July 2022 grant	(183,990)
Exercised:
Restricted shares – April 2024 grant	(845,328)
Restricted shares – June 2023 grant	(1,676,400)
Granted:
Restricted shares – April 2025 grant	2,308,198
True-up:
Supplemental restricted shares – April 2024 grant	11,337
Supplemental restricted shares – June 2023 grant	22,485
Outstanding stocks as of June 30, 2025	8,597,518
(1)	The forfeitures are related to the resignation of eligible executive before the end of the vesting period.

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Interim Financial Information, Individual and Consolidated | June 30, 2025

The Company has registered the fair value of share-based compensation plans in the amount of R$109,633 under shareholders’ equity (R$131,872 as of December 31, 2024) and in the amount of R$37,351 under non-current liabilities (R$47,301 as of December 31, 2024). Regarding these plans, expenses of R$8,648 were recognized in the Parent Company and R$20,089 in the Consolidated for the six-month period ended June 30, 2025 (R$67,371 in the Parent Company and R$72,718 in the Consolidated for the same period of the previous year) and R$10,914 in the Parent Company and R$22,355 in the Consolidated for the three-month period ended June 30, 2025 (R$39,082 in the Parent Company and R$44,373 in the Consolidated for the same period of the previous year).

19.	Employees benefits

The Company offers pension and other post-employment plans to the employees. The characteristics of such benefits were disclosed in the annual financial statements for the year ended on December 31, 2024 (note 19) and have not been changed during the following periods.

The actuarial liabilities are presented below:

	Parent Company		Consolidated
	Liabilities		Liabilities
	06.30.25	12.31.24	06.30.25	12.31.24
Medical assistance	63,587	60,486	64,229	61,278
F.G.T.S. Penalty (1)	79,127	75,771	79,127	75,771
Award for length of service	116,512	111,071	116,512	111,071
Other (2)	67,764	64,831	284,625	314,283
	326,990	312,159	544,493	562,403

Current	63,959	63,959	90,300	95,276
Non-current	263,031	248,200	454,193	467,127
(1)	FGTS – Government Severance Indemnity Fund for Employees.
(2)	Includes retirement bonus, life insurance and liabilities related to subsidiaries located abroad, if certain conditions are met upon termination, in accordance with the legislation of each country.
20.	Provision for tax, civil and labor risks

The Company and its subsidiaries are involved in certain legal matters arising in the normal course of business, which include tax, social security, labor, civil, environmental, administrative and other processes.

Company’s Management believes that, based on the elements existing at the base date of these interim financial information, the provision for tax, labor, civil, environmental, administrative and other risks, is sufficient to cover eventual losses with administrative and legal proceedings, as set forth below.

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Interim Financial Information, Individual and Consolidated | June 30, 2025

The roll forward of the provisions for tax, labor, civil, environmental, administrative and other risks, classified as with probable loss, and contingent liabilities is presented below:

	Parent Company
	06.30.25
	Tax	Labor	Civil and other	Contingent liabilities (1)	Total
Beginning balance	1,337,104	428,159	365,136	50,830	2,181,229
Additions	146,719	137,733	14,406	-	298,858
Reversals	(27,578)	(45,833)	(6,348)	(3,044)	(82,803)
Payments	(156,043)	(125,750)	(14,019)	-	(295,812)
Interest	57,783	41,507	5,504	-	104,794
Exchange rate variation	-	-	-	-	-
Ending balance	1,357,985	435,816	364,679	47,786	2,206,266

Current					720,763
Non-current					1,485,503
(1)	Contingent liabilities recognized at fair value as of the acquisition date, arising from the business combination with Sadia.

	Consolidated
	06.30.25
	Tax	Labor	Civil and other	Contingent liabilities (1)	Total
Beginning balance	1,339,666	436,422	371,305	84,721	2,232,114
Additions	157,732	140,004	15,785	-	313,521
Reversals	(28,542)	(46,100)	(11,753)	(3,044)	(89,439)
Payments	(156,035)	(125,750)	(14,019)	-	(295,804)
Interest	58,047	42,577	15,064	-	115,688
Exchange rate variation	(33)	(1,162)	(41)	-	(1,236)
Ending balance	1,370,835	445,991	376,341	81,677	2,274,844

Current					731,079
Non-current					1,543,765
(1)	Contingent liabilities recognized at fair value as of the acquisition date, arising from the business combination with Sadia, Hercosul and Mogiana.

The Company has contingencies for which losses are possible, according to the assessment prepared by Management with support from legal advisors. On June 30, 2025, the total amount of possible contingencies was R$22,913,654 (R$22,388,927 on December 31, 2024) and have the same characteristics as those disclosed in the financial statements for the year ended December 31, 2024. Of these, R$20,390,605 (R$19,881,466 as of December 31, 2024) are of a tax nature, R$273,601 (R$331,877 as of December 31, 2024) of a labor nature, and R$2,249,448 (R$2,175,584 as of December 31, 2024) of a civil and other nature, and, of which solely the ones arising from the business combination with Sadia, Hercosul, and Mogiana are provisioned, measured by the estimated fair value at the business combination date: R$81,678 (R$84,721 as of December 31, 2024).

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Interim Financial Information, Individual and Consolidated | June 30, 2025

21.	Equity
21.1	Capital stock

On June 30, 2025, the subscribed and paid capital of the Company was R$13,653,418, composed of 1,682,473,246 common book-entry shares with no par value. The realized value of the capital stock in the balance sheet is net of the public offering expenses of R$304,262, which covers the period from 2009 to 2024.

21.1.1	Roll forward of outstanding shares

The outstanding shares are calculated by the number of common shares reduced by the number of treasury shares.

	Parent Company and Consolidated
	06.30.25	12.31.24
Common shares	1,682,473,246	1,682,473,246
Treasury shares	(80,772,898)	(61,629,171)
Outstanding shares	1,601,700,348	1,620,844,075
21.2	Capital reserves and other equity transactions

	Parent Company and Consolidated
	06.30.25	12.31.24
Capital reserves	2,763,364	2,763,364
Other equity transactions	(163,847)	(141,608)
Share-based payments	109,633	131,872
Acquisition of non-controlling interest	(273,260)	(273,260)
Capital transactions with controlled entities	(220)	(220)

21.3	Treasury shares

The rollforward in treasury shares in the period ended June 30, 2025, is presented below:

	Parent Company and Consolidated
	Quantity of outstanding of shares
	06.30.25	12.31.24
Shares at the beggining of the period	61,629,171	3,817,179
Repurchase of shares	21,044,000	59,835,200
Delivery of restricted shares	(1,900,273)	(2,023,208)
Shares at the end of the period (1)	80,772,898	61,629,171

(1) Treasury shares are registered at an average cost, in units of Reais, of R$21,32 per share.

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Interim Financial Information, Individual and Consolidated | June 30, 2025

21.3.1	Repurchase of shares

On February 26, 2025, the Company's Board of Directors approved, within the scope of the share repurchase program of its own issuance, an additional up to 15 million common shares to the amount of 6,544,000 already repurchased by the Company up to this date.

In the three-month period ended June 30, 2025, the Company did not repurchase any shares, maintaining the number of shares acquired unchanged:

	Parent Company and Consolidated
	2024	2025
	Total	Jan - mar	Apr - jun	Total
Program II
Number of shares acquired	45,835,200	21,044,000	-	66,879,200
Average unit price (in units of reais)	23.83	19.80	-	22.56
Total value	1,092,105	416,741	-	1,508,846

(1) On June 30, 2025, the Company had an outstanding balance of 500,000 shares that had not been repurchased under its share buyback program.

22.	Earnings (loss) per share
	Parent Company and Consolidated
	2025
	Apr - jun	Jan - jun	Apr - jun	Jan - jun
Basic numerator
Net income (loss) for the period attributable to controlling shareholders	740,621	1,865,056	987,752	1,492,745
Basic denominator
Common shares	1,682,473,246	1,682,473,246	1,682,473,246	1,682,473,246
Weighted average number of outstanding shares - basic	1,610,923,390	1,610,923,390	1,665,884,834	1,665,884,834
Net income (loss) per share basic - R$	0.45975	1.15776	0.59293	0.89607

Diluted numerator
Net income (loss) for the period attributable to controlling shareholders	740,621	1,865,056	987,752	1,492,745

Diluted denominator
Weighted average number of outstanding shares - basic	1,610,923,390	1,610,923,390	1,665,884,834	1,665,884,834
Number of potential shares	2,605,426	2,605,426	1,603,019	1,603,019
Weighted average number of outstanding shares - diluted	1,613,528,816	1,613,528,816	1,667,487,853	1,667,487,853
Net income (loss) per share diluted - R$	0.45901	1.15589	0.59236	0.89521

23.	Financial instruments and risk management
23.1	Overview

In the ordinary course of business, the Company is exposed to credit, liquidity and market risks, which are actively managed in compliance with the Financial Risk Management Policy (“Risk Policy”) and internal guidelines and strategic documents subject to such policy. The Risk Policy was approved by the Board of Directors on December 17, 2024, valid for one year and is available on the Company’s website.

The Company’s risk management strategy, guided by the Risk Policy, has as main objectives:

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Interim Financial Information, Individual and Consolidated | June 30, 2025

»	To protect the Company’s operating and financial results, as well as its equity from adverse changes in the market prices, particularly commodities, foreign exchange and interests;
»	To protect the Company against counterparty risks in existing financial operations as well as to establish guidelines for sustaining the necessary liquidity to fulfil its financial commitments;
»	To protect the cash of Company against price volatility, adverse conditions in the markets in which the Company acts and adverse conditions in its production chain.

The Risk Policy defines the governance of the bodies responsible for the execution, tracking and approval of the risk management strategies, as well as the limits and instruments that can be used.

Additionally, the Management of the Company approved the following policies on November 10, 2021, which are available at the Company’s website:

»	Financial Policy, which aims to: (i) establish guidelines for the management of the Company's financial debt and capital structure; and (ii) guide the Company's decision-making in connection with cash management (financial investments).
»	Profit Allocation Policy, which aims to establish the practices adopted by the Company regarding the allocation of its profits, providing, among others, the periodicity of payment of dividends and the baseline used to establish the respective amount.

i) Indebtedness

The ideal capital structure definition at BRF is essentially associated with: (i) strong cash position as a tolerance factor for liquidity shocks, which includes minimum cash analysis; (ii) net indebtedness; and (iii) minimization of the capital opportunity cost.

On June 30, 2025, the non-current consolidated gross debt, as presented below, represented 91.22% (92.63% as of December 31, 2024) of the total gross debt, which has an average term of 8.2 years.

The Company monitors the gross debt and net debt as set forth below:

	Consolidated
	06.30.25			12.31.24
	Current	Non-current	Total	Total
Foreign currency loans and borrowings	(1,644,570)	(9,363,881)	(11,008,451)	(12,400,412)
Local currency loans and borrowings	(397,948)	(9,339,121)	(9,737,069)	(8,340,136)
Derivative financial instruments, net	270,278	290,485	560,763	(304,579)
Gross debt	(1,772,240)	(18,412,517)	(20,184,757)	(21,045,127)

Cash and cash equivalents	14,146,203	-	14,146,203	11,165,364
Marketable securities	947,783	275,495	1,223,278	1,217,891
Restricted cash	15,051	64,828	79,879	336,815
	15,109,037	340,323	15,449,360	12,720,070
Net debt	13,336,797	(18,072,194)	(4,735,397)	(8,325,057)

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Interim Financial Information, Individual and Consolidated | June 30, 2025

ii) Derivative financial instruments

Summarized financial position of derivative financial instruments, that aim to protect the risks described below:

		Parent Company		Consolidated
	NOTE	06.30.25	12.31.24	06.30.25	12.31.24
Assets
Designated as hedge accounting
Foreign exchange risk on operating income		348,768	35,484	348,768	35,484
Commodities price risk	23.2.2	15,839	20,727	15,839	20,727
Interest rate risk	23.2.3	448,305	251,795	448,305	251,795
Not designated as hedge accounting
Foreign exchange risk on statement of financial position	23.2.1 i)	326	6,597	326	6,597
		813,238	314,603	813,238	314,603

Current assets		390,863	63,033	390,863	63,033
Non-current assets		422,375	251,570	422,375	251,570

Liabilities
Designated as hedge accounting
Foreign exchange risk on operating income	23.2.1 ii)	(4,446)	(360,557)	(4,446)	(360,557)
Commodities price risk	23.2.2	(15,185)	(22,102)	(15,185)	(22,102)
Interest rate risk	23.2.3	(134,391)	(236,523)	(134,391)	(236,523)
Not designated as hedge accounting
Foreign exchange risk on statement of financial position	23.2.1 i)	(98,453)	-	(98,453)	-
		(252,475)	(619,182)	(252,475)	(619,182)

Current liabilities		(120,585)	(382,976)	(120,585)	(382,976)
Non-current liabilities		(131,890)	(236,206)	(131,890)	(236,206)

Position of derivative financial instruments - net		560,763	(304,579)	560,763	(304,579)

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Interim Financial Information, Individual and Consolidated | June 30, 2025

iii) Financial commitments

The table below summarizes the significant commitments and contractual obligations that may impact the Company’s liquidity:

	Parent Company
	06.30.25
	Book value	Contractual cash flow	Up to 12 months	2026	2027	2028	2029	2030 onwards
Non derivative financial liabilities
Loans and borrowings	18,072,199	29,211,640	1,841,239	982,010	3,505,549	1,964,722	1,687,149	19,230,971
Principal		18,333,992	633,383	385,832	2,380,702	1,026,469	818,315	13,089,291
Interest		10,877,648	1,207,856	596,178	1,124,847	938,253	868,834	6,141,680
Trade accounts payable	13,296,359	13,535,002	13,535,002	-	-	-	-	-
Lease liabilities	3,801,481	4,890,693	882,060	431,407	740,729	629,563	540,966	1,665,968
Derivative financial liabilities
Financial instruments designated hedge accounting for protection of:
Interest rate risk	134,391	-	-	-	-	-	-	-
Foreign exchange risk	4,446	4,446	4,446	-	-	-	-	-
Commodities price risk	15,185	15,185	15,185	-	-	-	-	-
Financial instruments not designated as hedge accounting for protection of:
Foreign exchange risk	98,453	98,453	98,453	-	-	-	-	-

	Consolidated
	06.30.25
	Book value	Contractual cash flow	Up to 12 months	2026	2027	2028	2029	2030 onwards
Non derivative financial liabilities
Loans and borrowings	20,745,520	32,065,082	3,132,721	2,540,379	3,509,140	1,964,722	1,687,149	19,230,971
Principal		21,050,543	1,822,232	1,910,692	2,383,544	1,026,469	818,315	13,089,291
Interest		11,014,539	1,310,489	629,687	1,125,596	938,253	868,834	6,141,680
Trade accounts payable	14,647,808	14,900,993	14,900,993	-	-	-	-	-
Lease liabilities	4,116,919	5,278,456	1,002,953	470,563	808,505	670,345	564,470	1,761,620
Derivative financial liabilities
Financial instruments designated hedge accounting for protection of:
Interest rate risk	134,391	-	-	-	-	-	-	-
Foreign exchange risk	4,446	4,446	4,446	-	-	-	-	-
Commodities price risk	15,185	15,185	15,185	-	-	-	-	-
Financial instruments not designated as hedge accounting for protection of:
Foreign exchange risk	98,453	98,453	98,453	-	-	-	-	-

The Company does not expect that the cash outflows to fulfill the obligations shown above will be significantly anticipated by factors unrelated to its best interests, or have its value substantially modified outside the normal course of business.

23.2	Market risk management
23.2.1	Foreign exchange risk

The risk is the one that may cause unexpected losses to the Company resulting from volatility of the FX rates,

reducing its assets and revenues or increasing its liabilities and costs. The Company’s exposure is managed in three dimensions: statement of financial position exposure, operating income exposure and investments exposure.

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Interim Financial Information, Individual and Consolidated | June 30, 2025

i) Statement of financial position exposure

The Risk Policy regarding statement of financial position exposure has the objective to balance assets and liabilities denominated in foreign currencies, hedging the Company’s statement of financial position by using natural hedges, over-the-counter derivatives and exchange traded futures.

Assets and liabilities denominated in foreign currency for which the exchange variations are recognized in the Financial Results are as follows, summarized in Brazilian Reais:

	Consolidated
	06.30.25	12.31.24
Cash and cash equivalents	4,243,603	4,276,065
Trade accounts receivable	6,122,088	6,238,093
Trade accounts payable	(2,389,206)	(1,377,169)
Loans and borrowings	(9,376,723)	(9,726,343)
Other assets and liabilities, net	2,659,368	1,570,012
Exposure of assets and liabilities in foreign currencies	1,259,130	980,658
Derivative financial instruments (hedge)	(385,380)	(773,197)
Exposure in result, net	873,750	207,461

The net exposure in Reais is mainly composed of the following currencies:

	Parent Company
Net Exposure (1)	06.30.25	12.31.24
U.S. Dollars (USD)	295,396	(2,052,569)
Euros (EUR)	343,490	1,879,079
Yen (JPY)	(829)	(1,501)
Angolan kwanza (AOA)	(17,432)	36,366
Turkish Liras (TRY)	136,824	267,834
Argentinian Peso (ARS)	(2,385)	(2,125)
Chilean Pesos (CLP)	118,686	80,377
Total	873,750	207,461

(1) The Company is exposed to other currencies, although they have been grouped in the currencies above due to its high correlation or for not being individually significant.

The Company holds more financial liabilities in foreign currencies than assets and, therefore, holds derivative financial instruments to reduce such exposure.

As a result of this protection strategy, the Company recognized under Financial Expenses in the Consolidated an income from foreign exchange derivatives of R$1,068 for the six-month period ending on June 30, 2025 (revenue of R$203,921 for the same period last year), and for the three-month period ending on June 30, 2025, an expense of R$49,779 (revenue of R$130,736 for the same period last year).

The exchange rate variation and price variation of monetary assets and liabilities in the Consolidated Financial Statements resulted in an expense of R$44,888 in the six-month period ended June 30, 2025 (income of R$48,165 in the same period of the previous year) and for the three-month period ended June 30, 2025, it was an expense of R$32,694 (income of R$127,376 in the same period of the previous year).

79

Interim Financial Information, Individual and Consolidated | June 30, 2025

The derivative financial instruments acquired to hedge the foreign currency statement of financial position exposure on June 30, 2025 and are set forth below:

	06.30.25
Derivative instruments not designated	Asset	Liability	Maturity	Notional		Exercise rate	Fair value (R$)
Parent Company and Consolidated
Non-deliverable forward	USD	CLP	3th Qtr. 2025	CLP	25,000	956.3368	(3,562)
Non-deliverable forward	USD	EUR	3th Qtr. 2025	EUR	(175,000)	1.0924	(91,897)
Non-deliverable forward	BRL	EUR	3th Qtr. 2025	EUR	(60,000)	6.4966	(2,994)
Futures - B3	BRL/USD	USD/BRL	3th Qtr. 2025	USD	-	5.5626	326
					(210,000)		(98,127)

ii) Operating income exposure

The Risk Policy regarding operating income exposure aims to hedge revenues and costs denominated in foreign currencies. The Company relies on internal models to measure and monitor these risks, and utilizes financial instruments designated as cash flow hedges to mitigate them. The Company has more sales in foreign currency than expenditures and, therefore, holds derivative financial instruments to reduce such exposure.

As a result of this protection strategy, the Company recognized revenue of R$55,015 under Consolidated Net Revenue for the six-month period ended June 30, 2025 (compared to revenue of R$6,618 for the same period last year), and revenue of R$91,785 for the three-month period ended June 30, 2025 (compared to expenses of R$40,819 for the same period last year).

The derivative financial instruments designated as cash flow hedges for foreing exchange operating income exposure on June 30, 2025 are set forth below:

		06.30.25
Cash flow hedge - Derivative instruments	Hedged object	Asset	Liability	Maturity	Notional		Designation rate	Fair value (1)
Parent Company and Consolidated
Non-deliverable forward	USD Exports	BRL	USD	1st Qtr. 2026	USD	49,500	6.3488	27,599
Non-deliverable forward	USD Exports	BRL	USD	2nd Qtr. 2026	USD	42,000	6.1559	11,741
Non-deliverable forward	USD Exports	BRL	USD	3rd Qtr. 2025	USD	126,000	6.1740	83,359
Non-deliverable forward	USD Exports	BRL	USD	4th Qtr. 2025	USD	137,000	6.4555	108,530
Collar	USD Exports	BRL	USD	1st Qtr. 2026	USD	48,000	6.4964	10,650
Collar	USD Exports	BRL	USD	3rd Qtr. 2025	USD	391,500	5.9633	88,396
Collar	USD Exports	BRL	USD	4th Qtr. 2025	USD	72,000	6.0820	14,047
						866,000		344,322

(1) Correspond to the not realized portion of the hedge which is registered in Other comprehensive income.

iii) Investments exposure

The Company holds both investments (net assets) and loans (financial liabilities) denominated in foreign currency. To balance the accounting effects of such exposures, some non-derivative financial liabilities are designated as hedging instruments for the investments exposure.

As a result of this strategy, the Company recognized revenue of R$142,507, net of income tax, under Other comprehensive income for the six-month period ended June 30, 2025 (expense of R$180,118 in the same period of the previous year) and for the three-month period ended June 30, 2025, revenue of R$39,436 (expense of R$141,238 in the same period of the previous year).

80

Interim Financial Information, Individual and Consolidated | June 30, 2025

The non-derivative financial instruments designated as net investment hedge instruments on June 30, 2025 are set forth below:

		06.30.25
Net investment hedge - Non-derivative instruments	Object (Investment)	Liability	Maturity	Notional		Rate	Exchange variation (1)
Parent company and consolidated
Bond - BRF SA BRFSBZ 4.35	Federal Foods LLC	USD	3º Tri. 2050	USD (2)	44,158	3.7649	(109,602)
Bond - BRF SA BRFSBZ 4.35	BRF Kuwait Food Management Company WLL	USD	3º Tri. 2050	USD (2)	88,552	3.7649	(150,729)
Bond - BRF SA BRFSBZ 4.35	Al Khan Foodstuff LLC	USD	3º Tri. 2050	USD (2)	53,446	3.7649	(103,098)
Bond - BRF SA BRFSBZ 4.35	Al-Wafi Al-Takamol International for Foods Products	USD	3º Tri. 2050	USD (3)	23,426	5.1629	(5,786)
					209,582		(369,215)

(1) Corresponds to the effective portion of the hedge result accumulated in Other Comprehensive Income.

(2) Designated on August 1st, 2019.

(3) Designated on November 9, 2022.

*On February 1, 2025, BRF Foods GmbH was merged into BRF GmbH and the hedge relationship was discontinued.

23.2.2	Commodities price risk

The Company uses commodities as production inputs and is exposed to commodities price risk arising from future purchases. The management of such risk is performed through physical inventories, future purchases at fixed price and through derivative financial instruments.

The Risk Policy establishes coverage limits to the flow of purchases of corn, meal and soy, soybeans and soybean oil with the purpose of reducing the impact due to a price increase of these raw materials. The hedge may be reached using derivatives or by inventory management.

As a result of this protection strategy, the Company recognized under Consolidated Cost of Goods Sold an expense of R$12,567 for the six-month period ended June 30, 2025 (expense of R$133,128 for the same period in the prior year), and for the three-month period ended June 30, 2025, a revenue of R$608 (expense of R$12,385 for the same period in the prior year).

The Company performs purchases at variable prices in future and spot markets and, to hedge such exposure, it holds derivative financial instruments in long position (buy) to fix these prices in advance.

The financial instruments designated as cash flow hedges for the variable commodities price exposure on June 30, 2025, are set forth below:

		06.30.25
Cash flow hedge - Derivative instruments	Hedged object	Index	Maturity	Quantity		Exercise price (1)	Fair value
Parent Company and Consolidated
Collar - buy	Soybean meal purchase - Floating price	Soybean meal - CBOT	3rd Qtr. 2025	38,989	ton	347.84	(4,048)
Collar - buy	Soybean meal purchase - Floating price	Soybean meal - CBOT	4rd Qtr. 2025	14,000	ton	357.70	(1,434)
Non-deliverable forward - buy	Soybean meal purchase - Floating price	Soybean meal - CBOT	1st Qtr. 2026	13,989	ton	336.48	(553)
Non-deliverable forward - buy	Soybean meal purchase - Floating price	Soybean meal - CBOT	3rd Qtr. 2025	15,976	ton	327.79	(1,551)
Non-deliverable forward - buy	Soybean meal purchase - Floating price	Soybean meal - CBOT	4rd Qtr. 2025	8,990	ton	892.26	(642)
Collar - buy	Corn purchase - Floating price	Corn - CBOT	3rd Qtr. 2025	14,999	ton	175.07	(309)
Collar - buy	Corn purchase - Floating price	Corn - CBOT	4rd Qtr. 2025	14,999	ton	181.45	(309)
Collar - buy	Corn purchase - Floating price	Corn - B3	3rd Qtr. 2025	96,714	ton	1,230.65	(3,379)
Collar - buy	Corn purchase - Floating price	Corn - B3	4rd Qtr. 2025	81,513	ton	1,180.62	(946)
Collar - buy	Corn purchase - Floating price	Corn - B3	1st Qtr. 2026	14,445	ton	1,213.90	(38)
				314,614			(13,209)

(1) Base price of each commodity in USD/ton, except for Corn – B3 denominated in R$/ton.

In certain cases, the Company performs futures purchases at fixed prices and, to hedge such exposure, it holds derivative financial instruments in short position (sell) to keep these prices at market value.

81

Interim Financial Information, Individual and Consolidated | June 30, 2025

The financial instruments designated as fair value hedges for the fixed commodities price exposure on June 30, 2025, are set forth below:

		06.30.25
Fair value hedge - Derivative instruments	Hedged object	Index	Maturity	Quantity		Exercise price (1)	Fair value
Parent Company and Consolidated
Non-deliverable forward - sell	Soybean purchase - fixed price	Soybean - CBOT	1st Qtr. 2026	27,460	ton	384.78	(405)
Non-deliverable forward - sell	Corn purchase - fixed price	Corn - CBOT	1st Qtr. 2026	91,835	ton	182.41	4,293
Non-deliverable forward - sell	Corn purchase - fixed price	Corn - CBOT	2nd Qtr. 2026	6,782	ton	188.99	327
Non-deliverable forward - sell	Corn purchase - fixed price	Corn - CBOT	3rd Qtr. 2026	9,564	ton	181.79	217
Corn future - sell	Corn purchase - fixed price	Corn - B3	3rd Qtr. 2025	144,774	ton	1,106.08	748
Corn future - sell	Corn purchase - fixed price	Corn - B3	1st Qtr. 2026	16,794	ton	1,292.59	27
Corn future - sell	Corn purchase - fixed price	Corn - B3	3rd Qtr. 2026	3,105	ton	1,203.33	7
				300,314			5,214

(1) price of each commodity in USD/ton, except for Corn – B3 denominated in R$/ton.

The Company assessed that part of its cost, future physical purchases of commodities in dollars, also generates foreign exchange exposure and therefore contracted the following derivatives and designated them as fair value hedges:

		06.30.25
Fair value hedge - Derivative instruments	Hedged object	Assets	Liabilities	Maturity	Notional		Exercise price	Fair value
Parent Company and consolidated
Non-deliverable forward - buy	Cost in USD	BRL	USD	1st Qtr. 2026	USD	27,316	6.0798	8,428
Non-deliverable forward - buy	Cost in USD	BRL	USD	3rd Qtr. 2026	USD	925	6.1999	160
Non-deliverable forward - buy	Cost in USD	BRL	USD	2nd Qtr. 2026	USD	185	6.1991	61
						28,426		8,649

The outstanding and settled derivative instruments of commodity risk hedging strategies represent effects on the balance sheet of: i) the Inventories item in the Consolidated in the credit amount of R$45,061 on June 30, 2025 (R$28,811 debit on December 31, 2024); ii) the Other Comprehensive Income item in the debit amount of R$1,554 on June 30, 2025 (R$29,447 credit on December 31, 2024).

23.2.3	Interest rate risk

The interest rate risk may cause economic losses to the Company resulting from volatility in interest rates that affect its assets and liabilities.

The Company’s Risk Policy does not restrict exposure to different interest rates, nor does it establishes limits for fixed or floating rates. However, the Company continually monitors the market interest rates to evaluate any need to enter into hedging transactions to protect them from the volatility of such rates and manage the mismatch between its financial assets and liabilities.

As a result of this protection strategy, the Company recognized under Financial Income and Expenses an income of R$232,198 for the six-month period ended June 30, 2025 (expense of R$197,723 in the same period of the previous year), and for the three-month period ended June 30, 2025, an income of R$112,431 (expense of R$92,348 in the same period of the previous year).

The derivative financial instruments used to hedge the exposure to interest rates as of June 30, 2025 are presented in the table below:

82

Interim Financial Information, Individual and Consolidated | June 30, 2025

		06.30.25
							Fair value (R$)
Fair value hedge - Derivative instruments	Hedged Object	Asset	Liability	Maturity	Notional		Instrument	Object (1)
Parent company and Consolidated
Interest rate swap	Debenture - 1st issue - 3rd series - IPCA + 5,50% p.a.	IPCA + 5,50% p.a.	CDI + 0,57% p.a.	2nd Qtr. 2026	200,000	BRL	14,721	5,491
Interest rate swap	Debenture - 1st issue - 3rd series - IPCA + 5,50% p.a.	IPCA + 5,50% p.a.	100% of CDI	2nd Qtr. 2026	200,000	BRL	11,564	4,673
Interest rate swap	Debenture - 2nd issue - 3rd series - IPCA + 5,30% p.a.	IPCA + 5,30% p.a.	CDI + 2,20% p.a.	3rd Qtr. 2027	400,000	BRL	79,897	135,184
Interest rate swap	Debenture - 2nd issue - 2rd series - IPCA + 5,60% p.a.	IPCA + 5,60% p.a.	CDI + 2,29% p.a.	3rd Qtr. 2030	595,000	BRL	82,051	36,077
Interest rate swap	Debenture - 3rd issue - single series - IPCA + 4,78% p.a.	IPCA + 4,78% p.a.	CDI + 0,12% p.a.	2nd Qtr. 2031	1,000,000	BRL	122,533	92,841
Interest rate swap	Debenture - 1st issue - 1ª series - IPCA + 6,83% a.a.	IPCA + 6,83% p.a.	109,32% of CDI	3rd Qtr. 2032	990,000	BRL	76,455	17,409
Interest rate swap	Debenture - 5th issue IPCA + 7,23%	IPCA + 7,23% p.a.	CDI + 0,98% p.a.	2nd Qtr. 2034	1,635,000	BRL	(86,628)	78,039
Interest rate swap	Debenture - 5th issue fixed rate + 12,92%	FIXED RATE 12,92% p.a.	CDI + 0,89% p.a.	2nd Qtr. 2031	925,000	BRL	(47,763)	15,028
Interest rate swap	Debenture - 6th issue - 2rd series - IPCA + 8,04% p.a.	IPCA + 8,04% p.a.	CDI + 0,3% p.a.	2nd Qtr. 2035	448,179	BRL	15,657	(15,446)
Interest rate swap	Debenture - 6th issue - 3rd series - IPCA + 8,23% p.a.	IPCA + 8,23% p.a.	CDI + 0,59% p.a.	2nd Qtr. 2040	417,440	BRL	21,161	(20,720)
Interest rate swap	Debenture - 6th issue - 4rd series - IPCA + 8,38% p.a.	FIXED RATE 8,38% p.a.	CDI + 0,825% p.a.	2nd Qtr. 2045	355,203	BRL	24,266	(21,408)
					7,165,822		313,914	327,168
(1)	Corresponds to the accumulated amount of fair value hedge adjustments on the hedged items, included in the carrying amount of the debentures.
23.3	Credit risk management

The Company is exposed to the credit risk related to the financial assets held: trade and non-trade accounts receivable, marketable securities, derivative instruments and cash and equivalents. The Company’s credit risk exposure can be assessed in notes 4, 5 and 6.

23.3.1	Credit risk in accounts receivable

The credit risk associated with trade accounts receivable is actively managed through specific systems and is supported by internal policies for credit analysis. The significant level of diversification and geographical dispersion of the customer portfolio significantly reduces the risk. However, the Company chooses to complement the risk management by contracting insurance policies for specific markets. The impairment of these financial assets is carried out based on expected credit losses.

23.3.2	Counterparty credit risk

The credit risk associated with marketable securities, cash and cash equivalents and derivative instruments in general is directed to counterparties with Investment Grade ratings. The maintenance of assets with counterparty risk is constantly assessed according to credit ratings and the Company’s portfolio concentration, aligned with the applicable impairment requisites.

83

Interim Financial Information, Individual and Consolidated | June 30, 2025

23.4	Capital management and liquidity risk

The Company is exposed to liquidity risk as far as it needs cash or other financial assets to settle its obligations in the respective terms. The Company’s cash and liquidity strategy takes into consideration historical volatility scenarios of results as well as simulations of sectorial and systemic crisis. It is grounded on allowing resilience in scenarios of capital restriction.

23.5	Sensitivity analysis

Management believes that the most relevant risks that may affect the Company’s results, for which it uses derivative financial instruments to protect, are the volatility of commodities prices, foreign exchange rates and interest rates.

For the probable scenario of commodities, Management uses as a reference the future value of assets on June 30, 2025 and therefore understands that there will be no changes in the results of operations. As for the exchange rate, Management uses the Focus report for the American Dollar as a reference inserting the quotes for the current and subsequent years. The likely scenario for other currencies is determined based on the US Dollar parity.

In the possible and remote scenarios, both positive and negative variations of 15% and 30% respectively were considered in both cases from the probable scenario. Such sensitivity scenarios originate from information and assumptions used by Management in monitoring the previously mentioned risks.

The information used in the preparation of the analysis is based on the position as of June 30, 2025, which has been described in the items above. The estimated values may differ significantly to numbers and results that will be effectively registered by the Company. Positive values indicate gains and negative values indicate losses.

84

Interim Financial Information, Individual and Consolidated | June 30, 2025

	Scenario
	Remote	Possible	Probable	Possible	Remote
Exchange rate - Balance	- 30%	- 15%		+ 15%	+ 30%
USD	4.0215	4.8833	5.7450	6.6068	7.4685
Monetary assets and liabilities	253,878	101,482	(50,913)	(203,309)	(355,704)
Derivative instruments - not designated	(331,587)	(132,545)	66,498	265,540	464,583
Net effect	(77,709)	(31,063)	15,585	62,231	108,879

EUR	4.7333	5.7476	6.7619	7.7761	8.7904
Monetary assets and liabilities	(487,441)	(194,844)	97,753	390,350	682,947
Derivative instruments - not designated	397,079	158,724	(79,632)	(317,987)	(556,343)
Net effect	(90,362)	(36,120)	18,121	72,363	126,604

JPY	0.0279	0.0339	0.0398	0.0458	0.0518
Monetary assets and liabilities	218	87	(44)	(175)	(305)
Net effect	218	87	(44)	(175)	(305)

TRY	0.1010	0.1227	0.1443	0.1660	0.1876
Ativos e passivos monetários	(35,994)	(14,388)	7,218	28,825	50,431
Net effect	(35,994)	(14,388)	7,218	28,825	50,431

AOA	0.0044	0.0054	0.0063	0.0073	0.0082
Monetary assets and liabilities	4,586	1,833	(920)	(3,672)	(6,425)
Net effect	4,586	1,833	(920)	(3,672)	(6,425)

ARS	0.0034	0.0041	0.0048	0.0055	0.0063
Monetary assets and liabilities	628	251	(126)	(503)	(879)
Net effect	628	251	(126)	(503)	(879)

CLP	0.0043	0.0052	0.0060	0.0071	0.0080
Monetary assets and liabilities	(67,101)	(26,822)	13,457	53,736	94,015
Derivative Instruments - Not designated	35,884	14,344	(7,196)	(28,736)	(50,276)
Net effect	(31,217)	(12,478)	6,261	25,000	43,739

	Scenario
	Remote	Possible	Probable	Possible	Remote
Exchange rate - Operating results	- 30%	- 15%		+ 15%	+ 30%
USD	4.0215	4.8833	5.7450	6.6068	7.4685
Revenue in USD	(1,243,230)	(496,954)	249,321	995,597	1,741,872
NDF	508,920	203,430	(102,061)	(407,551)	(713,041)
Collar	146,431	58,533	(29,366)	(116,928)	(203,964)
Net effect	(587,879)	(234,991)	117,894	471,118	824,867

85

Interim Financial Information, Individual and Consolidated | June 30, 2025

	Scenario
	Remote	Possible	Probable	Possible	Remote
Operating Result – Foreign Exchange	- 30%	- 15%		+ 15%	+ 30%
USD	4.0215	4.8833	5.7450	6.6068	7.4685
Cost of Sales	(40,809)	(16,313)	8,184	32,681	57,177
NDF	40,809	16,313	(8,184)	(32,681)	(57,177)
Net effect	-	-	-	-	-

	Scenario
	Remote	Possible	Probable	Possible	Remote
Operating Result – Commodities	- 30%	- 15%		+ 15%	+ 30%
Soy Grain - CBOT	271	329	388	446	504
Cost of Sales	(3,193)	(1,596)	-	1,596	3,193
NDF	3,193	1,596	-	(1,596)	(3,193)
Net effect	-	-	-	-	-

Soybean meal - CBOT	220	267	314	361	409
Cost of sales	8,678	4,339	-	(4,339)	(8,678)
Collar	(3,734)	(1,867)	-	1,867	3,734
Call	(5,002)	(2,501)	-	2,501	5,002
Net effect	(58)	(29)	-	29	58

Corn - CBOT	120	146	172	198	224
Cost of sales	(4,038)	(2,019)	-	2,019	4,038
Collar	(54,243)	(22,441)	-	2,487	17,042
NDF	5,658	2,829	-	(2,829)	(5,658)
Net effect	(52,623)	(21,631)	-	1,677	15,422

Corn - B3	746	905	1,065	1,225	1,385
Cost of sales	8,947	4,474	-	(4,474)	(8,947)
Collar	(54,243)	(22,441)	-	2,487	17,042
Future	52,068	26,034	-	(26,034)	(52,068)
Net effect	6,772	8,067	-	(28,021)	(43,973)

86

Interim Financial Information, Individual and Consolidated | June 30, 2025

23.6	Financial instruments by category
	Parent Company
	06.30.25
	Amortized cost	FVTOCI (3) - Equity instruments	Fair value through profit and loss	Total
Assets
Cash and bank	449,579	-	-	449,579
Cash equivalents	-	-	7,247,400	7,247,400
Marketable securities	-	910,485	55,877	966,362
Restricted cash	34,727	-	-	34,727
Trade accounts receivable	4,917,187	-	300,628	5,217,815
Notes receivables	31,025	-	-	31,025
Derivatives not designated	-	-	326	326
Derivatives designated as hedge accounting (1)	-	-	812,912	812,912

Liabilities
Trade accounts payable	(13,296,359)	-	-	(13,296,359)
Loans and borrowings (2)	(10,262,369)	-	(7,809,830)	(18,072,199)
Derivatives not designated	-	-	(98,453)	(98,453)
Derivatives designated as hedge accounting (1)	-	-	(154,022)	(154,022)
	(18,126,210)	910,485	354,838	(16,860,887)

	Consolidated
	06.30.25
	Amortized cost	FVTOCI (3) - Equity instruments	Fair value through profit and loss	Total
Assets
Cash and bank	1,574,596	-	-	1,574,596
Cash equivalents	-	-	12,571,607	12,571,607
Marketable securities	243,252	924,129	55,897	1,223,278
Restricted cash	79,879	-	-	79,879
Trade accounts receivable	3,624,677	-	300,628	3,925,305
Notes receivables	31,025	-	-	31,025
Derivatives not designated	-	-	326	326
Derivatives designated as hedge accounting (1)	-	-	812,912	812,912

Liabilities
Trade accounts payable	(14,647,808)	-	-	(14,647,808)
Loans and borrowings (2)	(12,935,690)	-	(7,809,830)	(20,745,520)
Derivatives not designated	-	-	(98,453)	(98,453)
Derivatives designated as hedge accounting (1)	-	-	(154,022)	(154,022)
	(22,030,069)	924,129	5,679,065	(15,426,875)

(1) All derivatives are classified at fair value through profit and loss. Those designated as hedge accounting instruments have their gains and losses also affecting Equity and Inventories.

(2) The part of the loans and borrowings that is object in a fair value hedge is classified as Fair value through profit and loss. The rest of the loans and borrowings balance is classified as amortized cost and those designated as cash flow or net investment hedge accounting instruments have their gains and losses also affecting Equity.

(3) FVTOCI: Fair Value Through Other Comprehensive Income.

87

Interim Financial Information, Individual and Consolidated | June 30, 2025

23.7	Fair value of financial instruments

The fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Depending on the inputs used for measurement, the financial instruments at fair value may be classified into 3 hierarchy levels:

»	Level 1 - Uses quoted prices (unadjusted) for identical instruments in active markets. In this category are classified investments in stocks, savings accounts, overnights, term deposits, Financial Treasury Bills (“LFT”) and investment funds;
»	Level 2 - Uses prices quoted in active markets for similar instruments, prices quoted for identical or similar instruments in non-active markets and evaluation models for which inputs are observable. In this level are classified the investments in Bank Deposit Certificates (“CDB”) and derivatives, which are measured by well-known pricing models: discounted cash flows and Black-Scholes. The observable inputs are interest rates and curves, volatility factors and foreign exchange rates;
»	Level 3 - Instruments for which significant inputs are non-observable. The Company does not have financial instruments in this category.

The table below presents the classification of financial instruments recorded at fair value by measurement hierarchy. Throughout the period ended June 30, 2025, there were no changes among the 3 levels of hierarchy.

	Parent Company
	06.30.25			12.31.24
	Level 1	Level 2	Total	Level 1	Level 2	Total
Financial Assets
Fair value through other comprehensive income
National treasury notes	910,485	-	910,485	859,029	-	859,029
Stocks	-	-	-	-	-	-
Fair value through profit and loss
Savings account and overnight	14,886	-	14,886	1,582	-	1,582
Term deposits	-	-	-	-	-	-
Bank deposit certificates	-	6,711,955	6,711,955	-	3,545,946	3,545,946
Financial treasury bills	37,277	-	37,277	35,031	-	35,031
Investment funds	26,357	-	26,357	23,177	-	23,177
Trade accounts receivable	-	300,628	300,628	-	266,210	266,210
Derivatives	-	813,238	813,238	-	314,603	314,603
Other titles	-	-	-	-	-	-
Financial Liabilities
Fair value through profit and loss
Derivatives	-	(252,475)	(252,475)	-	(619,182)	(619,182)
Loans and borrowings	-	(7,809,830)	(7,809,830)	-	(6,334,836)	(6,334,836)
	989,005	(236,484)	752,521	918,819	(2,827,259)	(1,908,440)

88

Interim Financial Information, Individual and Consolidated | June 30, 2025

	Consolidated
	06.30.25			12.31.24
	Level 1	Level 2	Total	Level 1	Level 2	Total
Financial Assets
Fair value through other comprehensive income
National treasury notes	910,486	-	910,486	859,029	-	859,029
Stocks	13,643	-	13,643	15,481	-	15,481
Fair value through profit and loss						-
Savings account and overnight	14,886	-	14,886	1,582	-	1,582
Term deposits	5,156,437	-	5,156,437	4,562,127	-	4,562,127
Bank deposit certificates	-	6,879,725	6,879,725	-	3,716,958	3,716,958
Financial treasury bills	37,277	-	37,277	35,031	-	35,031
Investment funds	26,357	-	26,357	23,177	-	23,177
Trade accounts receivable	-	300,628	300,628	-	266,210	266,210
Derivatives	-	813,238	813,238	-	314,603	314,603
Other titles	20	-	20	20	-	20
Financial Liabilities
Fair value through profit and loss
Derivatives	-	(252,475)	(252,475)	-	(619,182)	(619,182)
Loans and borrowings	-	(7,809,830)	(7,809,830)	-	(6,334,836)	(6,334,836)
	6,159,106	(68,714)	6,090,392	5,496,447	(1,154,639)	4,341,808

The fair value of financial instruments approximates the carrying value, except in the cases presented below, where bonds are stated based on observable prices in active markets and debentures are measured using discounted cash flows.

	Parent Company and Consolidated
			06.30.25		12.31.24
	Currency	Maturity	Book value	Fair value	Book value	Fair value
BRF S.A.
BRF SA BRFSBZ 4 7/8	USD	2030	(3,265,312)	(3,227,087)	(3,706,212)	(3,351,896)
BRF SA BRFSBZ 5 3/4	USD	2050	(3,634,881)	(3,141,341)	(4,135,792)	(3,262,625)
Debenture - 1st issue	BRL	2026	(278,418)	(270,937)	(550,542)	(520,552)
Debenture - 2nd issue	BRL	1st serie 2027 and 2nd series 2030	(2,882,990)	(3,083,497)	(2,739,446)	(2,897,325)
Debenture - 3rd issue	BRL	2031	(1,171,568)	(1,171,568)	(1,109,135)	(1,109,135)
Debenture - 4rd issue	BRL	1st serie 2027 and 2nd series 2032	(1,132,773)	(1,207,449)	(1,062,066)	(1,139,664)
Debenture - 5rd issue	BRL	1st serie 2029, 2nd series 2031 and 3rd series 2034	(1,909,297)	(1,627,094)	(1,765,547)	(1,780,894)
Debenture - 6rd issue	BRL	2nd series 2035, 3rd series 2040 and 4th series 2045	(1,244,651)	(1,244,651)	(1,765,547)	(1,780,894)
Parent company			(15,519,890)	(14,973,624)	(16,834,287)	(15,842,985)

BRF GmbH
BRF SA BRFSBZ 4.35	USD	2026	(1,531,467)	(1,590,797)	(1,759,349)	(1,712,346)
Consolidated			(17,051,357)	(16,564,421)	(18,593,636)	(17,555,331)

89

Interim Financial Information, Individual and Consolidated | June 30, 2025

24.	Segment Information

The operating segments are reported consistently with the management reports provided to the main strategic and operational decision makers for assessing the performance of each segment and allocation of resources. The operating segments information is prepared considering three reportable segments, being: Brazil, International and Other segments.

The operating segments include the sales of all distribution channels and are subdivided according to the nature of the products, for which the characteristics are described below:

»	In-natura: production and sale of whole poultry and cuts and pork and other cuts;
»	Semi-processed: production and marketing of in-natura cooked and smoked foods;
»	Processed: production and sale of processed food, frozen and processed products derived from poultry, pork and beef, margarine, vegetables and soybean-based products;
»	Other sales: sales of flour for food service and others.

Other segments are comprised of commercialization and development of animal nutrition ingredients, human nutrition, plant nutrition (fertilizers), healthcare (health and wellness), pet food, as well as commercialization of agricultural products.

The items not allocated to the segments are presented as Corporate and refer to relevant events not attributable to the operating segments.

The net sales by nature for each reportable operating segment is set forth below:

	Consolidated
	2025		2024
	Apr - jun	Jan - jun	Apr - jun	Jan - jun
Brazil
In-natura	2,036,794	4,015,911	1,703,823	3,288,988
Semiprocessed	648,068	1,225,176	485,814	929,999
Processed	5,331,776	10,201,279	4,621,547	8,745,645
Other sales	63,167	71,993	60,372	69,314
	8,079,805	15,514,359	6,871,556	13,033,946
International
In-natura	5,457,329	11,647,936	6,225,465	11,761,282
Semiprocessed	140,771	303,293	171,624	295,153
Processed	1,010,580	2,043,515	886,951	1,673,909
Other sales	33,452	69,440	46,452	85,244
	6,642,132	14,064,184	7,330,492	13,815,588

Other segments	642,694	1,298,109	727,544	1,457,567
	15,364,631	30,876,652	14,929,592	28,307,101

90

Interim Financial Information, Individual and Consolidated | June 30, 2025

The gross profit and income (loss) before financial results for each segment and for Corporate are set forth below:

	Consolidated
	Gross profit				Income (loss) before financial results and income taxes
	2025		2024		2025		2024
	Apr - jun	Jan - jun	Apr - jun	Jan - jun	Apr - jun	Jan - jun	Apr - jun	Jan - jun
Brazil	2,386,831	4,446,835	1,881,943	3,469,017	913,841	1,780,256	655,963	1,170,659
Margin (%)	29.5%	28.7%	27.4%	26.6%	11.3%	11.5%	9.5%	9.0%
International	1,579,218	3,439,713	1,990,169	3,453,442	678,842	1,665,004	1,126,624	1,798,137
Margin (%)	23.8%	24.5%	27.1%	25.0%	10.2%	11.8%	15.4%	13.0%
Other segments	127,293	260,583	164,669	338,609	29,237	84,318	61,288	115,511
Margin (%)	19.8%	20.1%	22.6%	23.2%	4.5%	6.5%	8.4%	7.9%
Subtotal	4,093,342	8,147,131	4,036,781	7,261,068	1,621,920	3,529,578	1,843,875	3,084,307
Corporate	230	(954)	(106,814)	(106,814)	(41,837)	(64,963)	(140,586)	(128,723)
Total	4,093,572	8,146,177	3,929,967	7,154,254	1,580,083	3,464,615	1,703,289	2,955,584
Margin (%)	26.6%	26.4%	26.3%	25.3%	10.3%	11.2%	11.4%	10.4%

The composition of selected items that were not allocated to the Company’s operating segments as they are not linked to its main activity and, therefore, were presented as Corporate is set forth below:

	Consolidated
	2025
Corporate	Apr - jun	Jan - jun	Apr - jun	Jan - jun
Results with sale and disposal of fixed assets and investments	(8,936)	(10,485)	(8,581)	9,073
Reversal/(provision) for tax and civil contingencies	(32,119)	(55,695)	(16,921)	(18,775)
Expenses with demobilization	(1,623)	(1,933)	(1,397)	(6,764)
Weather events	230	(954)	(113,083)	(113,083)
Other	611	4,104	(604)	826
	(41,837)	(64,963)	(140,586)	(128,723)

No customer individually or in aggregate (economic group) accounted for more than 5% of net sales in the period ended June 30, 2025, and 2024.

The goodwill arising from business combinations and the intangible assets with indefinite useful life (trademarks) were allocated to the reportable operating segments, considering the economic benefits generated by such intangible assets. The allocation of these intangible assets is presented below:

	Consolidated
	Goodwill		Trademarks		Total
	06.30.25	12.31.24	06.30.25	12.31.24	06.30.25	12.31.24
Brazil	1,151,498	1,151,498	982,478	982,478	2,133,976	2,133,976
International	1,987,193	2,159,259	511,646	549,072	2,498,839	2,708,331
Other segments	456,390	460,505	474,715	474,716	931,105	935,221
	3,595,081	3,771,262	1,968,839	2,006,266	5,563,920	5,777,528

Information related to total assets by reportable segment is not disclosed, as it is not included in the set of information made available to the Company’s management, which makes investment decisions and determines allocation of resources based on information about the consolidated assets.

91

Interim Financial Information, Individual and Consolidated | June 30, 2025

25.	Net sales
	Parent Company					Consolidated
	2025		2024			2025		2024
	Apr - jun	Jan - jun	Apr - jun	Jan - jun		Apr - jun	Jan - jun	Apr - jun	Jan - jun
Gross sales					Gross sales
Brazil	9,827,533	18,917,908	8,367,020	15,932,015	Brazil	9,827,533	18,917,908	8,367,020	15,932,015
International	5,203,915	10,646,231	4,537,429	8,763,202	International	7,052,824	14,898,171	7,698,900	14,499,758
Other segments	490,873	1,037,587	504,233	1,057,067	Other segments	772,744	1,536,031	875,774	1,742,287
	15,522,321	30,601,726	13,408,682	25,752,284		17,653,101	35,352,110	16,941,694	32,174,060

Sales deductions					Sales deductions
Brazil	(1,747,727)	(3,403,557)	(1,495,463)	(2,898,068)	Brazil	(1,747,727)	(3,403,557)	(1,495,464)	(2,898,069)
International	(154,068)	(281,353)	(21,114)	(40,247)	International	(410,691)	(833,986)	(368,408)	(684,170)
Other segments	(59,409)	(115,992)	(48,113)	(102,314)	Other segments	(130,052)	(237,915)	(148,230)	(284,720)
	(1,961,204)	(3,800,902)	(1,564,690)	(3,040,629)		(2,288,470)	(4,475,458)	(2,012,102)	(3,866,959)

Net sales					Net sales
Brazil	8,079,805	15,514,350	6,871,557	13,033,947	Brazil	8,079,805	15,514,350	6,871,556	13,033,946
International	5,049,846	10,364,877	4,516,315	8,722,955	International	6,642,132	14,064,184	7,330,492	13,815,588
Other segments	431,466	921,597	456,120	954,753	Other segments	642,694	1,298,118	727,544	1,457,567
	13,561,117	26,800,824	11,843,992	22,711,655		15,364,631	30,876,652	14,929,592	28,307,101
26.	Expenses by nature

The Company presents the breakdown of some income statement accounts below, according to function and nature:

	Parent Company				Consolidated
	2025		2024		2025		2024
	Apr - jun	Jan - jun	Apr - jun	Jan - jun	Apr - jun	Jan - jun	Apr - jun	Jan - jun
Costs of sales
Raw materials and supplies	(6,857,063)	(13,558,501)	(6,468,021)	(12,466,783)	(7,777,603)	(16,006,884)	(7,901,238)	(15,115,098)
Salaries and employees benefits	(1,452,792)	(2,792,347)	(1,322,848)	(2,529,959)	(1,716,996)	(3,288,857)	(1,463,094)	(2,813,692)
Depreciation	(625,624)	(1,222,697)	(605,564)	(1,204,296)	(689,263)	(1,344,891)	(672,690)	(1,326,850)
Amortization	(27,086)	(49,117)	(23,447)	(51,055)	(55,050)	(101,801)	(50,918)	(104,022)
Other	(962,001)	(1,859,102)	(836,639)	(1,650,408)	(1,032,147)	(1,988,042)	(911,685)	(1,793,185)
	(9,924,566)	(19,481,764)	(9,256,519)	(17,902,501)	(11,271,059)	(22,730,475)	(10,999,625)	(21,152,847)

Operating income (expenses):
Sales
Indirect and direct logistics expenses	(939,046)	(1,838,315)	(883,132)	(1,741,921)	(928,378)	(1,827,232)	(891,522)	(1,728,104)
Marketing	(234,939)	(380,373)	(180,351)	(333,695)	(292,171)	(492,364)	(218,331)	(418,896)
Salaries and employees benefits	(433,261)	(827,230)	(385,900)	(706,231)	(564,383)	(1,086,659)	(497,111)	(919,858)
Depreciation	(60,345)	(118,059)	(65,407)	(126,978)	(105,619)	(209,212)	(108,416)	(211,111)
Amortization	(13,948)	(25,493)	(13,475)	(29,329)	(18,792)	(34,981)	(17,888)	(37,844)
Other	(144,763)	(281,636)	(124,053)	(237,931)	(209,447)	(412,313)	(204,914)	(394,187)
	(1,826,302)	(3,471,106)	(1,652,318)	(3,176,085)	(2,118,790)	(4,062,761)	(1,938,182)	(3,710,000)

Administrative expenses
Salaries and employees benefits	(96,834)	(166,813)	(109,638)	(190,742)	(153,020)	(274,708)	(149,494)	(267,930)
Fees	(38,054)	(57,624)	(34,956)	(54,440)	(38,167)	(57,851)	(35,065)	(54,622)
Depreciation	(5,604)	(11,834)	(6,517)	(13,300)	(10,854)	(22,165)	(10,760)	(22,516)
Amortization	(1,645)	(2,887)	(564)	(2,083)	(4,123)	(8,968)	(5,562)	(11,240)
Other	(37,148)	(51,190)	(23,805)	(44,173)	(71,695)	(131,352)	(50,334)	(96,400)
	(179,285)	(290,348)	(175,480)	(304,738)	(277,859)	(495,044)	(251,215)	(452,708)

Impairment loss on trade receivables	3,237	2,236	(18,873)	(34,793)	1,422	(3,329)	(20,897)	(48,115)

Other operating income (expenses), net
Recovery of expenses	16,183	22,515	16,556	32,627	17,065	38,109	16,670	32,590
Civil and tax contingencies (assets or liabilities)	(125,615)	(147,991)	(24,362)	(28,767)	(128,313)	(151,890)	(25,785)	(30,529)
Results with sale and disposal of fixed assets and investments	(8,822)	(10,739)	(1,369)	16,346	(9,044)	(10,610)	(2,480)	15,174
Other	(3,024)	3,585	(3,394)	(2,645)	2,541	2,670	(1,177)	937
	(121,278)	(132,630)	(12,569)	17,561	(117,751)	(121,721)	(12,772)	18,172

The Company incurred a total of expenses with internal research and development of new products of R$31,909 in the Parent Company and in the Consolidated for the six-month period ended June 30, 2025 (R$30,779 in the Parent Company and in the Consolidated for the same period of the previous year), and R$17,403 in the Parent Company and in the Consolidated for the three-month period ended June 30, 2025 (R$15,276 in the Parent Company and in the Consolidated for the same period of the previous year).

92

Interim Financial Information, Individual and Consolidated | June 30, 2025

27.	Financial income (expenses)
	Parent Company				Consolidated
	2025		2024		2025		2024
	Apr - jun	Jan - jun	Apr - jun	Jan - jun	Apr - jun	Jan - jun	Apr - jun	Jan - jun
Financial income
Interest on cash and cash equivalents	157,594	254,104	74,200	141,105	276,425	544,940	170,744	307,656
Income with marketable securities	37,488	79,517	20,267	40,836	41,692	88,157	24,030	50,445
Fair value through profit and loss	37,488	79,517	20,267	40,836	37,488	79,518	20,090	40,659
Amortized cost	-	-	-	-	4,204	8,639	3,940	9,786
Interest on recoverable taxes	37,039	70,034	78,685	164,889	41,561	78,772	78,854	165,176
Interest and financial income on other assets	11,530	23,198	(1,660)	21,408	13,562	27,219	287	25,317
	243,651	426,853	171,492	368,238	373,240	739,088	273,915	548,594
Financial expenses
Interests on loans and borrowings	(443,977)	(865,335)	(424,826)	(836,920)	(492,394)	(964,575)	(479,329)	(941,534)
Interest with related parties	(69,482)	(154,568)	(101,122)	(194,889)	-	-	-	-
Interest on contingencies	(33,371)	(62,304)	(31,889)	(54,547)	(35,001)	(67,658)	(31,889)	(54,548)
Interest on leases	(95,977)	(185,967)	(88,616)	(175,775)	(101,947)	(198,537)	(95,706)	(189,151)
Interest on actuarial liabilities	(7,416)	(14,830)	(6,960)	(13,920)	(11,500)	(23,596)	(14,727)	(27,838)
Taxes on financial income	(16,928)	(25,459)	(9,186)	(18,644)	(17,506)	(26,732)	(9,781)	(20,361)
Adjustment to present value (2)	(263,477)	(480,469)	(174,051)	(373,496)	(247,762)	(445,228)	(139,723)	(322,302)
Other financial expenses	(69,196)	(137,518)	(74,794)	(174,735)	(98,396)	(199,385)	(115,594)	(238,128)
	(999,824)	(1,926,450)	(911,444)	(1,842,926)	(1,004,506)	(1,925,711)	(886,749)	(1,793,862)
Foreign exchange, prices and monetary variations
Exchange rate variation on monetary assets and liabilities and prices	411,418	1,058,675	(1,407,530)	(1,701,620)	(32,692)	(44,888)	127,376	48,165
Foreign exchange of derivatives	(49,779)	1,136	137,567	211,724	(49,779)	1,068	130,736	203,921
Interest and fair value of derivatives	(27,102)	(26,324)	3,123	(29,548)	(27,102)	(26,256)	3,100	(29,904)
Net Monetary Gains or Losses (1)	-	-	-	-	44,803	103,378	(38,456)	95,381
	334,537	1,033,487	(1,266,840)	(1,519,444)	(64,770)	33,302	222,756	317,563
	(421,636)	(466,110)	(2,006,792)	(2,994,132)	(696,036)	(1,153,321)	(390,078)	(927,705)
(1)	Effects of monetary correction resulting from operations in hyperinflationary economy.
(2)	The adjustment to present value considers the balances of trade accounts receivable and trade accounts payable, and the rate used for the period ended June 30, 2025, was 16.71% p.a. (12.56% p.a. for the period ended June 30, 2024).

93

Interim Financial Information, Individual and Consolidated | June 30, 2025

28.	Related parties

The balance of the transactions with related parties are as follows:

	Parent Company
	Accounts receivable		Trade accounts payable		Other rights		Advances and other liabilities
	06.30.25	12.31.24	06.30.25	12.31.24	06.30.25	12.31.24	06.30.25		12.31.24
Auren Energia	-	-	-	(152)	-	-	-		-
Al Khan Foodstuff LLC ("AKF")	156,691	121,815	-	-	-	-	-		-
Al-Wafi Al-Takamol International for Foods Products	668,793	329,766	-	-	-	-	-		-
Al-Wafi Factory	279,552	273,253	-	-	6	-	-		-
Banvit Bandirma Vitaminli	10,355	-	-	-	278	29,065	-		-
BRF Energia S.A.	-	-	(253,326)	(357,870)	-	-	-		-
BRF Foods GmbH	-	170,508	-	-	-	-	-		-
BRF Foods LLC	-	-	-	-	274	-	-		(311)
BRF Global GmbH	408,867	1,665,209	(212,835)	(11,104)	-	-	(3,791,864)	(1)	(5,279,524)
BRF Global Company South Africa Proprietary Ltd.	-	-	(389)	(3,786)	-	-	-		-
BRF GmbH	-	-	-	-	-	-	(1,557,777)	(2)	(1,561,003)
BRF Japan KK	-	-	(1,046)	(2,144)	-	-	-		-
BRF Korea LLC	-	-	-	(684)	-	-	-		-
BRF Kuwait Food Management Company WLL	23,299	27,951	-	-	-	-	-		-
BRF Shanghai Management Consulting Co. Ltd.	-	-	(394)	(4,717)	-	-	-		-
BRF Singapore Foods PTE Ltd.	-	-	(2,402)	(203)	-	-	-		-
Federal Foods LLC	450,969	238,631	-	-	-	-	-		-
Federal Foods Qatar	256,952	171,384	-	-	-	-	(9)		(9)
Hercosul Alimentos Ltda.	-	20,178	-	-	-	446	-		-
Hercosul International S.R.L.	-	83	-	(4,641)	-	-	-		-
Hercosul Sol. Transp. Ltda.	-	-	-	-	-	-	-		-
Joody Al Sharqiya Food Production Factory LLC	41	76,775	(8,308)	-	1	-	-		-
Mogiana Alimentos S.A.	95,965	16,343	-	-	-	517	-		-
Sadia Alimentos S.A.U.	104,876	-	(244)	-	3,122	-	-		(2,535)
Sadia Chile SpA	-	188,431	-	-	-	45,826	-		(31)
Sadia Uruguay S.A.	216,565	6,563	-	-	40,427	1,146	-		(18,624)
VIP S.A. Empreendimentos e Partic. Imob.	9,234	-	-	-	-		(22,292)		-
Marfrig Global Foods S.A.	7,932	15,044	(59,741)	(36,266)	2,077	582	(295)		(229)
Marfrig Chile S.A.	4,957	3,626	-	-	-	-	-		-
Quickfood S.A.	23,710	24,223	-	-	-	-	-		-
Dicasold S.A.	7,762	1,659	-	-	-	-	-		-
Weston Importers Ltd.	-	-	-	-	-	2,177	-		-
MFG Agropecuária Ltda.	93	-	-	-	-	-	-		-
Agropecuária Jacarezinho Ltda.	35	-	-	-	-	-	-		-
Fazenda São Marcelo Ltda.	31	-	-	-	-	-	-		-
Pampeano Alimentos S.A.	1,344	257	(662)	(114)	-	-	-		-
Total	2,728,023	3,351,699	(539,347)	(421,681)	46,185	79,759	(5,372,237)		(6,862,266)
(1)	The amount corresponds to export pre-payments, usual operation between the productive units in Brazil with the wholly-owned subsidiaries that operate as trading companies in the international market.
(2)	BRF S.A. performs reimbursement to certain subsidiaries for losses incurred in the normal course of their operations, generating liabilities recorded as Other obligations with Related parties.

94

Interim Financial Information, Individual and Consolidated | June 30, 2025

	Consolidated
	Accounts receivable		Trade accounts payable		Other rights		Advances and other liabilities
	06.30.25	12.31.24	06.30.25	12.31.24	06.30.25	12.31.24	06.30.25	12.31.24
Marfrig Global Foods S.A.	7,932	16,145	(59,741)	(36,266)	2,100	582	(295)	(229)
Marfrig Chile S.A.	4,957	3,626	(38)	-	-	-	-	-
Quickfood S.A.	23,710	24,223	-	-	-	-	-	-
Dicasold S.A.	15,211	1,659	-	-	-	-	-	-
Weston Importers Ltd.	1,410	1,416	(49,086)	(5,587)	179	-	-	-
MFG Agropecuária Ltda.	93	-	-	-	-	-	-	-
Agropecuária Jacarezinho Ltda.	35	-	-	-	-	-	-	-
Fazenda São Marcelo Ltda.	31	-	-	-	-	-	-	-
Pampeano Alimentos S.A.	1,344	257	(662)	(114)	-	-	-	-
Total	54,723	47,326	(109,527)	(41,967)	2,279	582	(295)	(229)

95

Interim Financial Information, Individual and Consolidated | June 30, 2025

	Parent Company
	Sales				Financial results, net				Purchases				Other operating income (expenses)
	2025		2024		2025		2024		2025		2024		2025		2024
	Apr - jun	Jan - Jun	Apr - jun	Jan - Jun	Apr - jun	Jan - Jun	Apr - jun	Jan - Jun	Apr - jun	Jan - Jun	Apr - jun	Jan - Jun	Apr - jun	Jan - Jun	Apr - jun	Jan - Jun
Auren Energia	27,191	58,749	22,010	41,903	-	-	-	-	-	-	-	-	-	-	-	-
Al Khan Foodstuff LLC ("AKF")	125,648	232,952	1,003	1,003	-	-	-	-	-	-	-	-	-	-	-	-
Al-Wafi Al-Takamol International for Foods Products	545,116	1,140,106	10,026	10,026	-	-	-	-	-	-	-	-	-	-	-	-
Al-Wafi Factory	112,899	211,730	3,663	3,663	-	-	-	-	-	-	-	-	-	-	-	-
BRF Energia S.A.	-	-	-	-	-	-	-	-	(74,806)	(150,059)	(63,491)	(129,795)	-	-	-	-
BRF Global GmbH (1)	374	4,314	3,349,410	7,029,520	(69,437)	(154,476)	(100,147)	(192,840)	-	-	-	-	-	-	-	-
BRF Kuwait Food Management Company WLL	113,874	214,971	1,104	1,104	-	-	-	-	-	-	-	-	-	-	-	-
Federal Foods LLC	492,425	831,423	26,681	26,681	-	-	-	-	-	-	-	-	-	-	-	-
Federal Foods Qatar	130,052	261,762	318	318	-	-	-	-	-	-	-	-	-	-	-	-
Hercosul Alimentos Ltda.	-	-	7,876	16,920	-	-	-	-	-	-	-	-	-	-	-	-
Hercosul International S.R.L.	80	80	-	-	-	-	-	-	(3,097)	(3,097)	-	-	-	-	-	-
Joody Al Sharqiya Food Production Factory LLC	44,579	89,162	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Mogiana Alimentos S.A.	62,183	92,682	12,582	21,544	-	-	-	-	(110)	(110)	-	-	-	-	-	-
Parceiros	41,029	81,026	5,706	5,706	-	-	-	-	-	-	-	-	-	-	-	-
Sadia Alimentos S.A.U.	-	-	-	-	-	-	(46)	(90)	-	-	-	-	-	-	-	-
Sadia Chile SpA	108,415	238,753	68,357	163,354	-	-	-	-	-	-	-	-	-	-	-	-
Sadia Uruguay S.A.	15,075	30,767	10,502	23,909	(45)	(92)	(929)	(1,959)	-	-	-	-	-	-	-	-
BRF Singapura	-	-	-	-	-	-	-	-	-	-	(909)	(909)	-	-	-	-
BRF Japan	-	-	-	-	-	-	-	-	-	-	(336)	(336)	-	-	-	-
BRF Korea	-	-	-	-	-	-	-	-	-	-	(151)	(151)	-	-	-	-
BRF South Africa	-	-	-	-	-	-	-	-	-	-	(218)	(218)	-	-	-	-
BRF Shanghai	-	-	-	-	-	-	-	-	-	-	(411)	(411)	-	-	-	-
Marfrig Global Foods S.A.	20,930	40,874	18,304	33,510	975	5,731	-	-	(189,939)	(300,990)	(202,494)	(276,299)	5,981	12,682	1,410	2,590
Marfrig Chile S.A.	6,196	10,281	4,372	10,840	-	-	-	-	(38)	(38)	(270)	(652)	-	-	-	-
Quickfood S.A.	44,527	83,657	17,031	43,433	-	-	-	-	-	-	-	-	-	-	-	-
Dicasold S.A.	11,878	22,232	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Weston Importers Ltd.	-	-	1,288	1,839	-	-	-	-	(87,405)	(123,295)	(85,164)	(115,252)	-	-	-	-
MFG Agropecuária Ltda.	-	-	-	-	-	-	-	-	-	-	-	-	219	306	-	-
Agropecuária Jacarezinho	-	-	-	-	-	-	-	-	-	-	-	-	98	142	(54)	-
Fazenda São Marcelo	-	-	-	-	-	-	-	-	-	-	-	-	101	142	(54)	-
Pampeano Alimentos S/A	3,726	4,786	249	249	-	-	-	-	(1,546)	(2,500)	(677)	(1,093)	-	-	-	-
Total	1,906,197	3,650,307	3,560,482	7,435,522	(68,507)	(148,837)	(101,122)	(194,889)	(356,941)	(580,089)	(354,121)	(525,116)	6,399	13,272	1,302	2,590

(1)	As of 2024, BRF S.A. began to consider direct sales to some customers abroad.

96

Interim Financial Information, Individual and Consolidated | June 30, 2025

	Consolidated
	Sales				Financial results, net		Purchases				Other operating income (expenses)
	2025		2024		2025		2025		2024		2025		2024
	Apr - jun	Jan - Jun	Apr - jun	Jan - Jun	Apr - jun	Jan - Jun	Apr - jun	Jan - Jun	Apr - jun	Jan - Jun	Apr - jun	Jan - Jun	Apr - jun	Jan - Jun
Marfrig Global Foods S.A.	20,930	40,874	18,304	33,510	975	5,731	(227,964)	(339,015)	(202,494)	(276,299)	5,981	12,682	1,410	2,589
Marfrig Chile S.A.	6,196	10,281	4,372	11,452	-	-	(38)	(38)	(270)	(652)	-	-	-	-
Quickfood S.A.	44,527	83,657	17,031	43,433	-	-	-	-	-	-	-	-	-	-
Dicasold S.A.	23,885	46,950	-	-	-	-	-	-	-	-	-	-	-	-
Weston Importers Ltd.	1,405	2,279	1,288	1,839	-	-	(87,405)	(123,295)	(85,164)	(115,252)	-	-	-	-
MFG Agropecuária Ltda.	-	-	-	-	-	-	-	-	-	-	219	306	-	-
Agropecuária Jacarezinho	-	-	-	-	-	-	-	-	-	-	98	142	(54)	-
Fazenda São Marcelo	-	-	-	-	-	-	-	-	-	-	101	142	(54)	-
Pampeano Alimentos S.A.	3,726	4,786	249	249	-	-	(1,546)	(2,500)	(677)	(1,093)	-	-	-	-
Total	100,669	188,827	41,244	90,483	975	5,731	(316,953)	(464,848)	(288,605)	(393,296)	6,399	13,272	1,302	2,589

The Company enters into loan agreements between its controlled subsidiaries to comply with its cash management strategy, respecting market conditions. As of June 30, 2025, the balance of these transactions was R$741,697 (R$1,099,857 as of December 31, 2024).

The Company made contributions related to the post-employment benefit plans of its employees to BRF Previdência, which manages such plans (note 19). Additionally, the Company leased properties owned by BRF Previdência, and for the six-month period ended June 30, 2025, the total amount of lease payments was R$11,475 (R$11,606 for the same period of the previous year), and for the three-month period ended June 30, 2025, it was R$5,733 (R$5,737 for the same period of the previous year).

The Company maintains other transactions with related parties resulting from guarantees, transferences and donations to related associations and institutes, as well as leasing and other commercial transactions with related people and entities. Such transactions are compliant with the Related Party Transactions Policy and are not relevant, individually or in aggregate.

28.1	Management remuneration

The total remuneration and benefits expenses with board members, statutory directors and the head of internal audit are set forth below:

	Parent Company and Consolidated
	2025		2024
	Apr - jun	Jan - jun	Apr - jun	Jan - jun
Salary and profit sharing	24,794	46,156	37,176	52,580
Short-term benefits (1)	92	159	49	89
Private pension	249	468	198	384
Termination benefits	580	1,321	1,027	2,054
Share-based payment	7,258	9,233	9,423	13,938
	32,973	57,337	47,873	69,045
(1)	Comprises: medical assistance, educational expenses and others.

Additionally, the executive officers (non-statutory) received, among remuneration and benefits, a total of R$10,111 for the six-month period ended June 30, 2025 (R$10,264 for the same period of the previous year), and R$6,087 for the three-month period ended June 30, 2025 (R$6,735 for the same period of the previous year).

97

Interim Financial Information, Individual and Consolidated | June 30, 2025

29.	Commitments

In the normal course of its business, the Company enters into long-term agreements with third parties, which mainly include the acquisition of secondary materials, energy inputs, storage and industrialization services, among others to support its activities. In these agreements, the agreed prices may be fixed or to be fixed. These agreements contain termination clauses for non-compliance with essential obligations, and generally, the minimum contractually agreed is purchased, and for this reason, there are no liabilities recorded in addition to the amount that is recognized on an accrual basis. On June 30, 2025, firm purchase commitments totaled R$4,515,747 in the Parent Company and R$4,921,856 in the Consolidated (R$4,164,738 in the Parent Company and R$4,523,501 in the Consolidated on December 31, 2024).

30.	Transactions that do not involve cash

The following transactions did not involve cash or cash equivalents during the period ended June 30, 2025:

(i)	Capitalized loan interest: for the six-month period ended June 30, 2025, amounted to R$31,381 in the Parent Company and R$31,722 in the Consolidated (R$18,320 in the Parent Company and R$19,246 in the Consolidated for the same period of the previous year), and for the three-month period ended June 30, 2025, amounted to R$20,409 in the Parent Company and R$20,506 in the Consolidated (R$8,884 in the Parent Company and R$9,423 in the Consolidated for the same period of the previous year).
(ii)	Addition of lease by right-of-use assets and respective lease liability: for the six-month period ended June 30, 2025, amounted to R$480,152 in the Parent Company and R$543,972 in the Consolidated (R$520,980 in the Parent Company and R$751,484 in the Consolidated for the same period of the previous year), and for the three-month period ended June 30, 2025, amounted to R$188,425 in the Parent Company and R$211,316 in the Consolidated (R$210,294 in the Parent Company and R$264,756 in the Consolidated for the same period of the previous year).
(iii)	Reclassification of PIS and COFINS on property, plant and equipment: R$219,884 for the six-month period ended June 30, 2025 in the Parent Company and in the Consolidated (note 9).
31.	Events after the reporting period

The events after the reporting period related to the AFAC at Gelprime and the approval of the share incorporation transaction by the Extraordinary General Meeting (EGM) are disclosed in Notes 1.5 and 1.7, respectively

31.1	Issuance of debentures

On August 4, 2025, the Company settled its sixth issuance of simple, non-convertible into shares, unsecured debentures, in five series for private placement, in the total amount of R$2,000,000.

The debentures were subject to Private Placement with ECO Securitizadora de Direitos Creditórios do Agronegócio S.A. (“Securitization Company”), in the context of its 403rd issuance of agribusiness receivables certificates, in four series, backed by agribusiness credit rights arising from the debentures, for public distribution.

Issuances costs of R$76,150 are recognized in the Statement of Income over the term of the debt, according to the effective interest rate method.

31.2	Tariff Policy – United States of America

The Company has assessed the new tariff rules implemented by the government of the United States of America and concluded that, within the scope of its operations, no impacts were identified up to the date of approval of these Interim Financial Information.

98

Interim Financial Information, Individual and Consolidated | June 30, 2025

32.	Approval of the Financial Statements

The financial statements were approved and the issuance authorized by the Board of Directors on August 14, 2025.

BOARD OF DIRECTORS

Global President Office (Non-Independent)	Marcos Antonio Molina dos Santos
Vice-Chairman (Non-Independent)	Márcia Aparecida Pascoal Marçal dos Santos
Non-Independent Member	Marcos Fernando Marçal dos Santos
Non-Independent Member	Márcio Hamilton Ferreira
Independent Member	Eduardo Augusto Rocha Pocetti
Non-Independent Member	Sérgio Agapito Lires Rial
Independent Member	Pedro de Camargo Neto
Independent Member	Augusto Marques da Cruz Filho
Independent Member	Flavia Maria Bittencourt

FISCAL COUNCIL

Member	Antonio Mathias Nogueira Moreira
Member	Ricardo Florence dos Santos
Member	Alexandre Eduardo De Melo

AUDIT AND INTEGRITY COMMITTEE

Comittee Coordinator	Augusto Marques da Cruz Filho
Member	Eduardo Augusto Rocha Pocetti
External Member	Esmir Oliveira

BOARD OF EXECUTIVE OFFICERS

Global Chief Executive Officer	Miguel de Souza Gularte
Chief Financial and Investor Relations Officer	Fábio Luis Mendes Mariano
Director Vice-President of Industrial Operations and Logistics	Artemio Listoni
Director Vice-President of Agribusiness and Quality	Fabio Duarte Stumpf
Director Vice-President of Legal Brazil, Tax, People and Compliance	Heraldo Geres
Director Vice-President of International Markets and Planning	Leonardo Campo Dallorto
Director Vice-President of Brazil Commercial	Manoel Reinaldo Manzano Martins Junior
Director Vice-President of Marketing and New Business	Marcel Sacco

Marcos Roberto Badollato
Accounting Director - CRC 1SP219369/O-4

99

(Free translation from the original issued in Portuguese. In the event of any discrepancies, the Portuguese language version shall prevail.)

Independent auditor’s report on review of interim financial information

Grant Thornton Auditores Independentes Ltda. Av. Eng. Luiz Carlos Berrini, 105 - 12o andar Itaim Bibi, São Paulo (SP) Brasil T +55 11 3886-5100 www.grantthornton.com.br

To the Shareholders, Board of Directors and Management of

BRF S.A.

Itajaí – SC

Introduction

We have reviewed the accompanying individual and consolidated interim financial information of BRF S.A. (the Company), comprised in the Quarterly Information Form for the quarter ended June 30, 2025, comprising the balance sheet as of June 30, 2025 and the respective statements of income and comprehensive income for the periods of three and six months then ended, and changes in shareholders’ equity and cash flows for the period of six months then ended, including the explanatory notes.

Management is responsible for the preparation of the individual and consolidated interim financial information in accordance with NBC TG 21 – Interim Financial Reporting and with the international standard IAS 34 – Interim Financial Reporting, as issued by the International Accounting Standards Board (Iasb), such as for the presentation of these information in accordance with the standards issued by the Brazilian Securities and Exchange Commission, applicable to the preparation of interim financial information. Our responsibility is to express a conclusion on this interim financial information based on our review.

Review scope

We conducted our review in accordance with the Brazilian and International standards on reviews of interim information (NBC TR 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). The review of interim information consists of making inquiries, primarily of persons responsible for the financial and accounting matters and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with the standards on auditing and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

100

Conclusion on the individual and consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the individual and consolidated interim financial information included in the quarterly information form referred to above has not been prepared, in all material respects, in accordance with NBC TG 21 and IAS 34 applicable to the preparation of interim financial information and presented in accordance with the standards issued by the Brazilian Securities and Exchange Commission.

Other matters

Statements of value added

The quarterly information referred to above includes the individual and consolidated statements of value added for the period of six months ended June 30, 2025, prepared under the responsibility of the Company's management and presented as supplementary information for the purposes of IAS 34. These statements were submitted to the same review procedures in conjunction with the review of the Company's interim financial information to conclude they are reconciliated to the interim financial information and to the accounting records, as applicable, and whether the structure and content are in accordance with the criteria established in the
NBC TG 09 – Statement of Value Added standard. Based on our review, nothing has come to our attention that causes us to believe that the accompanying statements of value added were not prepared, in all material respects, in accordance to the criteria defined in that standard and consistently in relation to the individual and consolidated interim financial information taken as a whole.

São Paulo, August 14, 2025

Grant Thornton Auditores Independentes Ltda.
CRC 2SP-025.583/O-1

Octavio Zampirollo Neto

Accountant CRC 1SP-289.095/O-3

101

Opinion of the Audit and Integrity Committee

The Audit and Integrity Committee of BRF S.A., in fulfilling its statutory and legal duties, examined the interim financial information (Parent Company and Consolidated) for the six-month period ended on June 30, 2025, the Management Report and the review report issued without modification by Grant Thornton Auditores Independentes Ltda.

There were no situations of significant divergence between the Company's Management, the independent auditors and the Audit Committee in relation to the Company's interim financial information.

Based on the documents reviewed and the explanations provided, the members of the Audit and Integrity Committee, undersigned, issued the opinion that the interim financial information are in a position to be approved.

São Paulo, August 14, 2025.

Augusto Marques da Cruz Filho

Coordinator

Eduardo Augusto Rocha Pocetti

Member

Esmir de Oliveira

Member

102

Opinion of Executive Board on the Consolidated Financial Statements and Independent Auditor’s Report

In compliance with the dispositions of article 27, §1, sections V and VI, of the CVM Resolution Nº 80/22, the executive board of BRF S.A. states that:

(i)	reviewed, discussed and agreed with the Company’s interim financial information for the fiscal for the six-month period ended on June 30, 2025, and
(ii)	reviewed, discussed and agreed with the opinions expressed in the audit report issued by Grant Thornton Auditores Independentes Ltda. for the six-month period ended on June 30, 2025.

São Paulo, August 14, 2025.

Miguel de Souza Gularte

Global Chief Executive Officer

Fábio Luis Mendes Mariano

Chief Financial and Investor Relations Officer

Artemio Listoni

Director Vice-President of Industrial Operations and Logistics

Fabio Duarte Stumpf

Director Vice-President of Agribusiness and Quality

Heraldo Geres

Director Vice-President of Legal Brazil, Tax, People and Compliance

Leonardo Campo Dallorto

Director Vice-President of International Markets and Planning

Manoel Reinaldo Manzano Martins Junior

Director Vice-President of Brazil Commercial

Marcel Sacco

Director Vice-President of Marketing and New Business

103